(As filed with the Securities and Exchange Commission July 28, 2000)

                                                                File No. 70-9643

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       on
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     CP&L Energy, Inc.                    Florida Progress Corporation
     411 Fayetteville Street Mall         One Progress Plaza
     Raleigh, North Carolina  27601       St. Petersburg, Florida  33701


           (Names of companies filing this statement and addresses of principal executive offices)

--------------------------------------------------------------------------------

                                      None

 (Name of top registered holding company parent of each applicant or declarant)

--------------------------------------------------------------------------------

     Robert B. McGehee, Esq.              Kenneth E. Armstrong, Esq.
     Executive Vice President and         Vice President and General Counsel
     General Counsel                      Florida Progress Corporation
     Carolina Power & Light Company       One Progress Plaza
     411 Fayetteville Street Mall         St. Petersburg, Florida  33701
     Raleigh, North Carolina  27601

                   (Names and addresses of agents for service)

--------------------------------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Frank A. Schiller, Esq.              Timothy S. Goettel, Esq.
     Director, Legal Department           Hunton & Williams
     Carolina Power & Light Company       421 Fayetteville Street Mall
     411 Fayetteville Street Mall         Raleigh, North Carolina  27601
     Raleigh, North Carolina  27601

     William T. Baker, Jr., Esq.          Joanne C. Rutkowski, Esq.
     Thelen Reid & Priest LLP             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
     40 W. 57th Street, 25th Floor        1875 Connecticut Avenue, N.W.
     New York, New York  10019            Washington, D.C.  20009

                                TABLE OF CONTENTS



ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION..................................1

          A.   Introduction....................................................1

          B.   Other Regulatory Filings........................................2

          C.   Overview of the Transaction.....................................3

          D.   Description of Parties to the Share Exchange....................4
               1.   CP&L Energy and its Subsidiaries...........................4
               2.   Florida Progress and its Subsidiaries......................8
          E.   Description of the Share Exchange..............................12

          F.   Operations of the Combined Company.............................14

          G.   Approval of CP&L Services as a Service Company.................15

          H.   Other Existing Affiliate Service Agreements....................16

          I.   Exemption of Florida Progress as a Holding Company.............17

ITEM 2.   FEES, COMMISSIONS AND EXPENSES......................................17

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.....................................18

          A.   Share Exchange Analysis - Overview.............................19

          B.   Section 10(b)..................................................20
               1.   Section 10(b)(1)..........................................20
               2.   Section 10(b)(2)..........................................24
               3.   Section 10(b)(3)..........................................26

          C.  Section 10(c)...................................................29
               1.   Section 10(c)(1)..........................................30
                         (a)  The Share Exchange will be lawful under
                              Section 8.......................................30
                         (b)  The Share Exchange will not be detrimental
                              to carrying out the provisions of
                              Section 11......................................30
                              (i)       Integration of Electric Operations....31
                                   (a)  Interconnection.......................32
                                   (b)  Coordination..........................37
                                   (c)  Single Area or Region.................40
                                   (d)  Size..................................41
                              (ii)      Retention of NCNG's Gas System........42
                                   (a)  Loss of Economies.....................43
                                   (b)  Same State or Adjoining States........46
                                   (c)  Size..................................46
                                    (iii)   Retention of Other Businesses.....46
               2.   Section 10(c)(2)..........................................48

          D.  Section 10(f)...................................................50

          E.  Intra-system Transactions.......................................50
               1.   CP&L Service..............................................50
               2.   Services, Goods, and Assets Involving the Utility
                    Operating Companies.......................................52
               3.   Electric Fuels............................................52

ITEM 4.   REGULATORY APPROVAL.................................................52

          A.   Required Approvals for Share Exchange..........................52
               1.   Antitrust.................................................53
               2.   State Approvals...........................................53
               3.   Federal Power Act.........................................54
               4.   Atomic Energy Act.........................................54
               5.   Federal Communications Commission.........................55

          B.   Required Approvals for Affiliate Transactions..................55
               1.   The North Carolina Utilities Commission...................55
               2.   South Carolina Public Service Commission..................56
               3.   Florida Public Service Commission.........................57

ITEM 5.   PROCEDURE...........................................................57

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS...................................58

          A.   Exhibits.......................................................58

          B.   Financial Statements...........................................63

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.............................64

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

     A.   Introduction.
          -------------

     CP&L Energy, Inc. ("CP&L Energy"), an exempt holding company that owns all of the issued and outstanding voting securities of Carolina Power & Light Company ("CP&L"), an electric utility company, and North Carolina Natural Gas Corporation ("NCNG"), a gas utility company, and Florida Progress Corporation ("Florida Progress"), an exempt holding company that owns all of the issued and outstanding common stock of Florida Power Corporation ("Florida Power") (jointly referred to as the "Applicants"), request authorization from the Securities and Exchange Commission ("Commission") for a proposed business combination between the two companies and for certain other related transactions. In the proposed business combination, upon receipt of all necessary approvals, Florida Progress will become a wholly owned subsidiary of CP&L Energy. Following the consummation of the proposed transaction, CP&L Energy will register with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"). 1/

     The combination of CP&L Energy and Florida Progress will result in a larger and more competitive regional energy supplier. A key motivating factor for the proposed transaction is the vision shared by the senior managements of CP&L and Florida Progress concerning the actions needed to respond effectively to the changes that are occurring in the utility industry. The proposed transaction is expected to produce substantial benefits to the public, consumers and investors and will meet all applicable standards of the Act. Among other things, the Applicants believe that the business combination offers significant strategic and financial benefits to each company and to their respective shareholders, employees, customers and the communities in which they do business. These benefits include, among others:

     (i) increased scope, providing an infrastructure capable of supporting more efficient utility operations, non-utility business activities and corporate services;

     (ii) increased fuel diversification and operating efficiencies, thereby improving the Applicants' ability to meet the challenges of the increasingly competitive environment in the utility industry;

     (iii) integration of corporate and administrative functions and programs, including centralized management and coordination and operation of utility systems;

     (iv) reduced operating costs from the coordinated dispatch and operation of the combined generating assets of the Applicants;

     (v) increased market capitalization, thereby improving access to capital markets;


------------------------
1/   In a separate proceeding (File No. 70-9659), CP&L Energy and Florida
Progress and their respective subsidiaries have filed an application-declaration under the Act with respect to ongoing activities (including financing activities) and other matters pertaining to CP&L Energy and its subsidiaries after CP&L Energy becomes a registered holding company.

     (vi) increased geographic diversity of service territories, reducing exposure to local changes in economic, competitive and climatic conditions, enabling the resulting combined entity to withstand risk and volatility better than either CP&L or Florida Progress on a stand-alone basis;

     (vii) greater purchasing power for items such as fuel and transportation services, and streamlining of inventories;

     (viii) expanded management resources and ability to select leadership from a larger and more diverse management pool; and

     (ix) the ability to play a strong role in the economic development efforts of the communities that the Applicants now serve.

     In summary, the Applicants believe the proposed transaction will significantly improve their competitive positions and create an enhanced platform for growth of all segments of their businesses. The Applicants estimate that efficiencies created by the proposed business combination will generate total savings (net of costs to achieve) of approximately $1 billion over ten years. The expected benefits are discussed in further detail in Item 3.C.2. below.

     The proposed transaction documents, as described below, were approved by the boards of directors of CP&L and CP&L Energy on February 25, 2000, and by the board of directors of Florida Progress on March 3, 2000. In addition, the shareholders of CP&L Energy and Florida Progress will be asked to approve the proposed transaction at shareholder meetings to be held on August 16 and August 17, 2000, respectively. CP&L Energy has filed a Registration Statement on Form S-4 pursuant to the Securities Act of 1933, which includes the joint proxy statement/prospectus ("Joint Proxy") to be used in connection with the shareholder meetings. See EXHIBIT C-1. 2/

     B.   Other Regulatory Filings
          ------------------------

     Various aspects of the proposed transaction have been submitted for review and/or approval by: (i) the Federal Energy Regulatory Commission (the "FERC");
(ii) the North Carolina Utilities Commission ("NCUC"); (iii) the Nuclear Regulatory Commission (the "NRC"); and (iv) the Federal Communications Commission (the "FCC"). Moreover, the combination is subject to the premerger notification and review requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). In addition to the Commission's approval under the Act, the foregoing approvals are the only governmental approvals required for the proposed business combination. 3/ While there are no formal approvals for this transaction required from either the Florida Public Service Commission ("FPSC") or the South Carolina Public Service


------------------------
2/   Florida Progress has likewise filed a substantially similar definitive proxy statement with the Commission.

3/   Although Florida Progress intends to dispose of its interest in
Mid-Continent Life Insurance Company ("Mid-Continent"), an insurance subsidiary, should it not do so prior to closing of the Share Exchange, approvals from insurance regulators in Oklahoma and Texas may be required for the indirect change of control of Mid-Continent that would result from the transaction.

Commission ("SCPSC"), the companies have been meeting with those state regulators regarding their ongoing jurisdiction over Florida Power and CP&L.

     It is expected that the proposed transaction will be consummated as soon as practicable after all regulatory approvals are obtained. In order to permit timely consummation of the transaction and the realization of the substantial benefits it is expected to produce, the Applicants request that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

     C.   Overview of the Transaction
          ---------------------------

     On August 22, 1999, CP&L, CP&L Energy (then named "CP&L Holdings, Inc.") and Florida Progress entered into an Agreement and Plan of Exchange, which was amended and restated on March 3, 2000 (as so amended and restated, the "Exchange Agreement"). The Exchange Agreement provides for CP&L Energy to acquire all of the issued and outstanding common stock of Florida Progress in exchange for a combination of shares of CP&L Energy common stock and cash (the "Share Exchange"). Under the terms of the Exchange Agreement, Florida Progress shareholders may elect to receive $54.00 in cash for each outstanding share of Florida Progress common stock or a number of shares of CP&L Energy common stock equal to the exchange ratio (as described below), subject to proration in the event that Florida Progress shareholders elect to receive more than 65% of the total consideration for the exchange in cash or more than 35% in CP&L Energy common stock.

     The Exchange Agreement also provides that Florida Progress shareholders will be entitled to receive one contingent value obligation ("CVO") for each share of Florida Progress common stock that they hold. Each CVO will represent the assignable and transferable right to receive a pro rata portion of certain contingent payments that are based upon the net after-tax cash flow to CP&L Energy generated by four synthetic fuels plants (referred to as the "EARTHCO" plants) that were purchased by Florida Progress in October 1999, subsequent to the date of the original Agreement and Plan of Exchange. 4/ The CVOs are intended to provide Florida Progress shareholders with the potential for receiving additional cash consideration in the Share Exchange linked specifically to the future performance of the EARTHCO plants.

     As a result of the Share Exchange, Florida Progress will become a direct wholly owned subsidiary of CP&L Energy. A copy of the Exchange Agreement is filed herewith as EXHIBIT B-1 and a copy of the Contingent Value Obligation Agreement is filed herewith as EXHIBIT B-7.

     Upon completion of the Share Exchange, CP&L Energy will own, directly or indirectly, all of the common stock of three public utility subsidiary companies: CP&L, a North Carolina corporation; NCNG, a Delaware corporation; and Florida Power, a Florida corporation. In addition, CP&L Energy will continue to own, directly or indirectly, all of the existing non-utility subsidiaries of CP&L and NCNG and will, as a result of the Share Exchange, indirectly acquire


------------------------
4/   These four plants currently produce and sell to unrelated persons a
"qualified fuel" that the Applicants believe qualify for tax credits under
Section 29 of the Internal Revenue Code of 1986, as amended.

the non-utility subsidiaries of Florida Progress. See EXHIBIT E-5 (Revised) for the corporate structure of CP&L Energy following the Share Exchange.

     D.   Description of Parties to the Share Exchange.
          --------------------------------------------

     1.   CP&L Energy and its Subsidiaries
          --------------------------------

     CP&L Energy, a North Carolina corporation, became a holding company over CP&L and NCNG effective June 19, 2000, 5/ and claims an exemption on behalf of itself and its subsidiary companies as such pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder. 6/

     Carolina Power & Light Company. CP&L Energy's predominant subsidiary, CP&L, is a regulated public utility incorporated under the laws of the State of North Carolina. CP&L is primarily engaged in the business of generating, purchasing, transmitting and distributing electricity in a 30,000 square-mile area of North Carolina and South Carolina that includes a substantial portion of the coastal plain of North Carolina extending to the Atlantic Ocean between the Pamlico River and the South Carolina border, the lower Piedmont section of North Carolina, and an area of northeastern South Carolina. The principal load centers within this region include the cities of Raleigh and Wilmington, North Carolina. CP&L also serves a non-contiguous area in western North Carolina in and around the City of Asheville. The estimated total population of the area served is approximately 3.9 million. CP&L is subject to regulation by the NCUC and the SCPSC with respect to retail electric rates, securities issuances, affiliate transactions, and other matters, and by FERC with respect to wholesale electric and electric transmission rates.

     CP&L provides retail electric service in more than 200 communities and wholesale electric service to the North Carolina Eastern Municipal Power Agency ("NCEMPA"), which consists of 32 members, three municipalities, the French Broad Electric Membership Corporation and the North Carolina Electric Membership Corporation ("NCEMC"), which consists of 27 members (17 of which are served by CP&L's system). At December 31, 1999, CP&L was furnishing electric service to approximately 1.2 million customers.

     As of December 31, 1999, CP&L owned or controlled 10,128 MW of installed generating capability (including the NCEMPA's share of certain jointly-owned plants that are operated by CP&L), 5,585 pole miles of transmission lines, including 292 miles of 500 kV lines and 2,857 miles of 230 kV lines, and over 44,294 pole miles of overhead distribution lines and nearly 13,842 miles of underground distribution lines. In 1999, CP&L's total system energy supply was 61,151 million kWh, of which 56,019 million kWh was generated by units owned or controlled by CP&L and 5,132 million kWh purchased from third parties. A complete list and description of CP&L's generating facilities is contained in Annex A hereto.


------------------------
5/   See CP&L Energy, Inc., Holding Co. Act Release No. 27188 (June 15, 2000)
     --- -----------------
(approving reorganization of CP&L into a holding company structure).

6/   See Statement of Form U-3A-2 of CP&L Energy, dated July 12, 2000, in File
     ---
No. 69-487. CP&L Energy intends to maintain its exemption until it completes its acquisition of Florida Progress.

     CP&L is one of the 38 regular members of the Southeastern Electric Reliability Council ("SERC"), a regional electric reliability and planning organization whose members cover an area of about 464,000 square miles in 13 southeastern and southcentral states, including North Carolina, South Carolina, Georgia and a portion of the Florida Panhandle. The Virginia-Carolinas Subregion of SERC ("VACAR") is principally made up of CP&L, Duke Power Company ("Duke Power"), South Carolina Electric & Gas Company ("SCE&G"), Virginia Electric and Power Company ("Virginia Power"), and the South Carolina Public Service Authority (referred to as "Santee Cooper").

     CP&L's electric system in and around the city of Asheville in western North Carolina is separated from CP&L's larger eastern system by a portion of the Duke Power system, which serves most of central North Carolina. CP&L operates its eastern and western systems as separate control areas within VACAR. The two systems are interconnected by the transmission facilities of Duke Power 7/ and American Electric Power Company, Inc. ("AEP"). CP&L also has interconnection agreements with the Tennessee Valley Authority ("TVA"), Virginia Power, SCE&G, and Santee Cooper.

     CP&L has entered into interchange agreements with other utilities in VACAR that provide for the purchase and sale of power for hourly, daily, weekly, monthly or longer periods. In addition, CP&L is currently purchasing 250 MW of generating capacity and associated energy from AEP's Rockport Unit No. 2 in southern Indiana under an agreement which runs through 2009. The power purchased under this agreement can be scheduled by CP&L for delivery to either its eastern or western control areas via existing transmission interconnections with AEP in both areas. In December 1998, CP&L entered into an agreement to purchase all of the output of a 500 MW combustion turbine project that is under construction in Duke Power's service area in South Carolina. The project is expected to go into service in mid-2001. The purchase agreement has an initial term of 15 years and provides CP&L with full rights to the output of the project, as well as control over the scheduling of the units. CP&L has reserved transmission rights on the Duke Power system which will enable it to schedule delivery of the output to either its eastern or western control areas.

     Although CP&L does not engage directly in any material non-utility business activities, 8/ it owns all of the securities of five direct non-utility subsidiaries: Caronet, Inc. ("Caronet"); Capitan Corporation ("Capitan");


------------------------
7/   Historically, peak loads in CP&L's western control area have exceeded internally available generating capacity. To make up the short-fall, CP&L for many years reserved up to 275 MW of firm transmission capacity on the Duke Power system, allowing it to transfer power from its eastern control area to its western control area. In addition, CP&L had a long-term agreement with Duke Power providing for the purchase of up to 400 MW of power from Duke Power for delivery to either the eastern or western control areas. As a result of recent additions of generating capacity in the western control area, however, the power purchase agreement with Duke Power was allowed to expire at the end of its term in June 1999. At the same time, it was determined that the transmission requirements between CP&L's eastern and western control areas could be met under Duke Power's and/or AEP's open access tariff, both of which offer transmission service between CP&L's eastern and western control areas. Accordingly, CP&L terminated the existing firm transmission agreement with Duke Power coincident with the expiration of the long-term power purchase agreement.

8/   CP&L derives de minimis revenues from various unregulated activities such as providing fleet vehicle repair and servicing, transformer maintenance services, and data processing services to unaffiliated third parties utilizing existing resources and CP&L personnel who already perform these same functions for CP&L. In 2000, total revenues from all of these activities are estimated at approximately $3.1 million. CP&L also derives de minimis revenues from sales of timber.

CaroFund, Inc. ("CaroFund"); CaroHome, LLC ("CaroHome") and CaroFinancial, Inc. ("CaroFinancial"). CP&L also holds a 50% interest in Eastern North Carolina Natural Gas Company, LLC ("Eastern").

     o Caronet was organized to hold CP&L's interests in other companies that own and operate fiber optic telecommunications facilities and provide Internet-based services. 9/

     o Capitan holds certain land and water rights in Tennessee that are used in connection with CP&L's hydroelectric operations on the Pigeon River. It does not conduct any active business operations.

     o CaroFund holds a 1% membership interest in CaroHome and participates with CaroHome and other ventures in which CaroHome has invested in affordable housing projects for low-income individuals and families in North and South Carolina. CP&L holds the remaining 99% membership interest in CaroHome directly.

     o CaroFinancial is an inactive company whose only remaining asset is a receivable evidencing debt incurred by a CP&L employee stock ownership plan.

     o Eastern, a North Carolina limited liability, is a joint venture between CP&L and Albemarle Pamlico Economic Development Corporation, a North Carolina non-member, non-profit, tax-exempt corporation created to encourage infrastructure and economic development in eastern North Carolina. It was recently awarded a certificate of public convenience and necessity to serve 14 counties in eastern North Carolina that are not now served with natural gas. 10/

     North Carolina Natural Gas Corporation. NCNG supplies gas or gas transportation service to approximately 115,000 residential, commercial, agricultural, industrial and electric utility customers in 110 cities and towns in eastern and south central North Carolina and to four municipal gas distribution systems which serve an additional 46,764 end users. 11/ NCNG's facilities include approximately 1,128 miles of transmission pipeline of two to 16 inches in diameter and approximately 2,865 miles of distribution mains. In addition, NCNG provides propane gas service to more than 11,600 customers and sells, installs, and services gas appliances. The estimated total population of the territory served by NCNG is 2.6 million.


------------------------
9/   It is contemplated that Caronet will be qualified as an "exempt telecommunications company" pursuant to Section 34 of the Act before the Share Exchange is consummated.

10/  See Joint Application of Albemarle Pamlico Economic Development
     --- -----------------------------------------------------------
Corporation et al., Order Granting Certificate, NCUC Docket No. G-44, Sub 0
------------------
(June 15, 2000). Eastern will become a "gas utility company" at such time as its distribution system is placed in service. CP&L Energy intends to file a separate application under Sections 9(a) and 10 of the Act with respect to the acquisition and retention of Eastern.

11/  CP&L acquired NCNG on July 15, 1999. See Re: Carolina Power & Light
                                          --- --------------------------
Company, et al., 194 P.U.R.4th 258 (July 13, 1999). The common stock of NCNG is
---------------
now held directly by CP&L Energy.

     NCNG purchases gas for its "bundled" retail sales (which account for approximately half of the total gas throughput on the NCNG system) under a variety of long-term, short-term and spot market purchase agreements. Gas is delivered to NCNG on the Transcontinental Gas Pipe Line Corporation ("Transco") and Columbia Gas Transmission Corporation ("Columbia Gas") interstate pipeline systems pursuant to long-term contracts.

     There is substantial overlap between CP&L's electric service area and NCNG's gas service area. Approximately 29% of NCNG's retail and wholesale gas customers are also electric customers of CP&L. 12/ Like CP&L, NCNG is subject to regulation by the NCUC with respect to rates, securities issuances, affiliate transactions, and other matters.

     NCNG holds all of the outstanding stock of four non-utility subsidiaries:
Cape Fear Energy Corporation ("Cape Fear"), NCNG Cardinal Pipeline Investment Corporation ("Cardinal Investment"), NCNG Pine Needle Investment Corporation ("Pine Needle Investment"), and NCNG Energy Corporation ("NCNG Energy").

     o Cape Fear was previously engaged in purchasing natural gas for resale to large industrial and commercial users and the municipalities served by NCNG, as well as the business of providing energy management services. It is currently inactive.

     o Cardinal Investment is participating through its membership in Cardinal Pipeline Company, LLC ("Cardinal Pipeline") in a venture to acquire an existing intrastate pipeline and to extend such pipeline in North Carolina. Cardinal Investment holds a 5% interest in Cardinal Pipeline.

     o Pine Needle Investment is participating through its membership in Pine Needle LNG Company, LLC ("Pine Needle LNG") in a liquefied natural gas project in North Carolina. Pine Needle Investment holds a 5% interest in Pine Needle LNG.

     o NCNG Energy previously held certain non-utility, energy-related investments of NCNG that have been transferred to Cardinal Investment and Pine Needle and sold natural gas to resellers. It is currently inactive.

     Other Subsidiaries of CP&L Energy. In addition to the non-utility subsidiaries of CP&L and NCNG identified above, CP&L Energy also currently has four direct non-utility subsidiaries: Strategic Resource Solutions Corp. ("SRS"), Monroe Power Company ("Monroe Power"), CPL Energy Ventures, Inc. ("Energy Ventures"), and CP&L Service Company LLC ("CP&L Service").

     o SRS directly and through subsidiaries designs, develops, installs, and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide, and designs, engineers, installs and maintains building automation systems that control heating, ventilation, air conditioning and lighting.


------------------------
12/ This percentage is expected to rise as NCNG extends its distribution system into areas that are already served by CP&L.

     o    Monroe Power is an "exempt wholesale generator" within the meaning of
          Section 32 of the Act 13/ that owns and operates a 160 MW simple-cycle combustion turbine unit located in Monroe, Georgia, the output of which is sold to the Municipal Electric Authority of Georgia ("MEAG") under a 5-year contract that commenced in December 1999.

     o Energy Ventures, an intermediate holding company, is the sole member of CPL Synfuels, LLC, which in turn holds a 90% interest in two other limited liability companies that own synthetic fuels production facilities located in Virginia and West Virginia. These facilities produce synthetic fuels from coal that are intended to qualify for federal income tax credits under Section 29 of the Internal Revenue Code of 1986, as amended.

     o CP&L Service has been formed as a subsidiary service company to provide management, administrative and other corporate support services to its associate companies in the CP&L Energy system. See discussion in Item 1.G., below.

     A complete list of CP&L Energy's direct and indirect non-utility subsidiaries and a description of their businesses is included in Annex C (Revised) hereto.

     For the year ended December 31, 1999, CP&L's consolidated operating revenues (pro forma to include the results of operations for NCNG in 1999) were $3.5 billion, of which $3.14 billion (90.6%) were derived from electric utility operations, $201 million (5.8%) from regulated natural gas operations, and $125 million (3.6%) from diversified non-utility activities. At December 31, 1999, CP&L had consolidated assets of $9.5 billion, including net utility plant of $6.8 billion. As of June 30, 2000, CP&L Energy had issued and outstanding 159,608,055 shares of common stock, without par value. CP&L Energy's common stock is listed for trading on the New York and Pacific Stock Exchanges.

     More detailed information concerning CP&L Energy and its subsidiaries is contained in the Joint Proxy and in CP&L's Annual Report on Form 10-K for the year ended December 31, 1998, and NCNG's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, the Quarterly Reports on Form 10-Q of CP&L and NCNG for 1999, and CP&L's Current Reports on Form 8-K, filed on August 23, 1999 and August 30, 1999, which are incorporated by reference as EXHIBTS I-1, I-2, I-4, I-5, I-8, I-9, I-12, I-13, I-18 and I-19.

     2.   Florida Progress and its Subsidiaries
          -------------------------------------

     Florida Progress, a Florida corporation, is a diversified electric utility holding company that is exempt from registration pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder. 14/

     Florida Power Corporation. Florida Progress's predominant subsidiary, Florida Power, is engaged in the generation, purchase, transmission, distribution, and sale of electricity. Florida Power provides service to approximately 1.4 million customers in a 20,000 square-mile area of central and


------------------------
13/  See Monroe Power Company, 87 FERC P. 61,238 (May 28, 1999).
     --- --------------------

14/ Florida Progress claims an exemption pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder. See Statement on Form U-3A-2 of Florida Progress, filed February 28, 2000, in File No. 69-267.

northern Florida and along the west coast of Florida which includes the cities of St. Petersburg and Clearwater and the rapidly growing areas around
Orlando. 15/

     As of December 31, 1999, Florida Power's total net winter dependable generating capacity was 8,267 MW, as produced by: (a) fifteen steam units with a total capacity of 5,492 MW, consisting of (i) a 91.8% share, representing 782 MW, of one nuclear unit located at Crystal River in Citrus County, Florida; (ii) twelve fossil steam units with a total capacity of 3,958 MW; and (iii) two combined cycle units with a total capacity of 752 MW; and (b) 44 combustion turbine peaking units with a total capacity of 2,775 MW. A list and description of Florida Power's generating facilities is contained in Annex B hereto. Florida Power also purchases approximately 1,300 MW of power under a variety of purchased power agreements. These include (x) long-term contracts for the purchase of approximately 469 MW from other investor-owned utilities, including a unit power sales agreement (hereafter referred to as the "Southern UPS Agreement") under which Florida Power purchases approximately 400 MW of coal-based capacity from power plants located in Georgia and Alabama that are owned by subsidiaries of Southern Company, and (y) contracts for the purchase of 831 MW from "qualifying facilities." Including both the total net winter dependable generating capacity of 8,267 MW, and the total purchased power of 1,300 MW, at December 31, 1999, Florida Power had a total capacity resource of 9,567 MW. In 1999, Florida Power's total system energy supply was 40,304 million kWh, of which 32,261 million kWh was generated by units owned or controlled by Florida Power and 8,043 million kWh was purchased from third parties.

     In addition, as of December 31, 1999, Florida Power owns and maintains approximately 4,687 circuit miles of high voltage transmission lines, of which 2,645 circuit miles are operated at 500, 230 or 115 kV and the balance are operated at 69 kV, and 25,409 circuit miles of distribution lines which are operated at various voltages ranging from 2.4 to 25 kV. Florida Power is subject to the jurisdiction of the FPSC with respect to retail electric rates, customer service, planning, construction of facilities, accounting, issuance of securities, and other matters, and by FERC with respect to wholesale electric and electric transmission rates, accounting and certain other matters.

     Florida Power is a member of the Florida Reliability Coordinating Council ("FRCC"), which is responsible for ensuring the reliability of the bulk power electric system in peninsular Florida. Florida Power and seven other utilities have established the Florida Open Access Sametime Information System ("OASIS"). This is an Internet location where transmission customers may obtain transmission information and submit requests for service or resell service rights.

     Florida Power, Florida Power & Light Company, Jacksonville Electric Authority and the City of Tallahassee collectively own 13 transmission lines that interconnect peninsular Florida with Southern Company. These ties, which range between 69 kV and 500 kV, have a limited transfer capability relative to the total load in peninsular Florida. The four utilities operate these lines as a single interface with Southern Company (the "Southern/Florida Interface") and have allocated and assigned the total transfer capability over the interface among themselves pursuant to the Florida-Southern Transmission Interface


------------------------
15/ Florida Power derives de minimis revenues, estimated at not more than $3.3 million in 2000, from constructing transmission and distribution facilities and providing outage maintenance services to unaffiliated utilities and constructing relay towers for mobile phones.

Allocation Agreement ("Interface Agreement"), dated May 14, 1990. 16/ Florida Power is currently allocated 438 MW of the 3,600 MW total import capability over the Southern/Florida Interface, most of which it uses in connection with purchases under the Southern UPS Agreement. The export capability from Florida on the Southern/Florida Interface is 1,900 MW in the summer and 2,500 MW in the winter, of which Florida Power is allocated 231 MW and 304 MW, respectively.

     Other Subsidiaries of Florida Progress. Florida Progress has three direct non-utility subsidiaries: Progress Capital Holdings, Inc. ("Progress Capital"), FPC Del, Inc., and Florida Progress Funding Corp. ("Progress Funding").

     Progress Capital serves as the holding company for substantially all of Florida Progress's non-utility operations. Its principal subsidiary is Electric Fuels Corporation ("Electric Fuels"), which is an energy and transportation company with operations organized into three business units: energy and related services, inland marine transportation, and rail services. The energy and related services business unit mines and sells coal to Florida Power for use at its Crystal River Energy Complex and to other utility and industrial customers. This business unit also produces and sells natural gas and synthetic fuel, and provides marine terminal services and offshore marine transportation. The inland marine transportation business unit, conducted through MEMCO Barge Line, Inc., transports coal and dry-bulk cargoes primarily along the Mississippi, Illinois and Ohio Rivers, using a fleet of river barges and towboats. The rail services business unit, conducted primarily through Progress Rail Services Corporation ("Progress Rail"), is one of the largest integrated processors and suppliers of railroad materials and services in the country. With operations in 24 states, Mexico and Canada, Progress Rail offers a full range of railcar parts, maintenance-of-way equipment, rail and other track material, railcar repair facilities, railcar scrapping and metal recycling, as well as railcar sales and leasing.

     Electric Fuels and its subsidiaries own and/or operate approximately 6,000 railcars, 100 locomotives, 1,200 river barges and 21 river towboats that are used for the transportation and shipping of coal, steel and other bulk products. Through joint ventures, Electric Fuels has four oceangoing tug/barge units, and indirectly owns one-third of a large bulk products terminal located on the Mississippi River south of New Orleans which handles coal and other products. A subsidiary of Electric Fuels provides drydocking and repair services to towboats, offshore supply vessels and barges through its operations near New Orleans.

     Electric Fuels directly and indirectly controls coal reserves located in eastern Kentucky and southwestern Virginia, and owns and operates both underground and surface mining facilities, as well as various coal processing facilities, river and rail transloading facilities and terminals located in Kentucky, Virginia, Ohio and West Virginia. Electric Fuels owns, in fee, properties that contain estimated proven and probable coal reserves of approximately 185 million tons and controls, through mineral leases, additional proven and probable coal reserves of approximately 30 million tons. Electric Fuels' total production of coal during 1999 was approximately 3.3 million tons.


------------------------
16/  The Interface Agreement has been approved by FERC. See Florida Power &
                                                        --- ---------------
Light Company, et al., 52 FERC P. 61,105 (July 30, 1990).
---------------------

     Another Electric Fuels subsidiary produces natural gas from property it leases in western Colorado. All of the gas is sold to non-affiliates.

     Electric Fuels also owns, indirectly through subsidiaries, a minority interest in one limited liability company and a majority interest in a limited partnership that produce synthetic fuels which Electric Fuels believes qualify for Federal income tax credits under Section 29 of the Internal Revenue Code. Together, these two entities own five plants located in eastern Kentucky and West Virginia. In October 1999, Electric Fuels purchased four additional synthetic fuel plants. 17/ Two of the plants were relocated and began operations at Electric Fuels' coal mines in Kentucky and Virginia. The other two plants have been relocated to West Virginia and placed in operation in 2000. The Virginia plant and one of the West Virginia plants were subsequently sold to limited liability companies in each of which Energy Ventures, a wholly owned subsidiary of CP&L Energy, indirectly holds a 90% interest.

     Electric Fuels supplies substantially all of Florida Power's coal requirements for its four Crystal River coal-fired units. Most of the coal delivered by Electric Fuels to Florida Power is purchased from unrelated producers under several different contracts. Only 15-20% of the coal delivered by Electric Fuels to Florida Power is sourced from mines owned by Electric Fuels.

     Other subsidiaries of Progress Capital are engaged in the wholesale telecommunications business and the insurance business. Progress Telecommunications Corporation sells wholesale fiber optic based capacity in Florida to long-distance carriers, Internet service providers and other telecommunications companies, as well as to large industrial, commercial and governmental entities. 18/ Progress Capital also holds all of the outstanding voting securities of Mid-Continent Life Insurance Company ("Mid-Continent"), a life insurance company that was placed in receivership in the spring of 1997 based on assertions that its policy reserves were understated. Florida Progress has recorded a provision for a loss on its investment in Mid-Continent, and is pursuing efforts to divest Mid-Continent.

     For the year ended December 31, 1999, Progress Capital had consolidated operating revenues (before inter-company eliminations) of $1.5 billion, of which approximately 99% was attributable to Electric Fuels' operations, and income from operations of $125.2 million.

     FPC Del, Inc. was formed to hold certain accounts receivable for Florida Power and Progress Rail. Progress Funding was organized in early 1999 to facilitate a trust preferred stock financing transaction. A complete list of Florida Progress's direct and indirect non-utility subsidiaries and a description of their businesses is included in Annex D (Revised) hereto.

     For the year ended December 31, 1999, Florida Progress reported consolidated operating revenues of $3.85 billion, of which nearly $2.64 billion (68%) were derived from electric utility operations and $1.21 billion (32%) were derived from non-utility activities. As of December 31, 1999, Florida Progress


------------------------
17/ As previously indicated, these four synthetic fuels plants, which are referred to collectively as the EARTHCO plants, were purchased by subsidiaries of Electric Fuels subsequent to the date of the original Agreement and Plan of Exchange and are the assets underlying the CVOs.

18/ It is contemplated that Progress Telecommunications Corporation will be qualified as an "exempt telecommunications company" pursuant to Section 34 of the Act before the Share Exchange is consummated.

had total assets of $6.5 billion, including net utility plant of $3.7 billion. As of June 29, 2000, Florida Progress had issued and outstanding 98,614,831 shares of common stock, without par value. These shares are traded on the New York and Pacific Stock Exchanges.

     Additional information concerning Florida Progress and Florida Power and their operations is contained in the Joint Proxy, and in the combined Annual Report of Florida Progress and Florida Power on Form 10-K for the year ended December 31, 1998, the Quarterly Reports of Florida Progress and Florida Power on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1999, and the Current Reports on Form 8-K of Florida Progress, dated August 22, 1999 and August 23, 1999, which are incorporated by reference as EXHIBITS I-3, I-6, I-7, I-10, I-11, I-14, I-15, I-16, and I-17.

     E.   Description of the Share Exchange
          ---------------------------------

     The Exchange Agreement provides that, upon the effective time of the Share Exchange, each share of Florida Progress common stock will be automatically exchanged for the right to receive $54.00 in cash, CP&L Energy common stock, or a combination of cash and CP&L Energy common stock. as described below. Completion of the Share Exchange will not occur until certain approvals, including shareholder approvals, have been obtained and certain other conditions described in the Exchange Agreement are satisfied or waived. These are discussed more fully in parts A and B, above. The Share Exchange will become effective upon the filing of articles of share exchange with the Secretary of State of the State of North Carolina and the Department of State of the State of Florida, or at a later date as provided in the articles of share exchange, in accordance with the relevant provisions of North Carolina and Florida law, respectively.

     In the Share Exchange, each share of Florida Progress common stock issued and outstanding at the effective time of the Share Exchange will automatically be exchanged for the right to receive the exchange consideration to be paid by CP&L Energy. Florida Progress shareholders may elect to receive in exchange for each share of Florida Progress common stock that is held either of:

     o    $54.00 in cash; or

     o a number of shares of CP&L Energy common stock equal to the exchange ratio, which is designed to provide Florida Progress shareholders with CP&L Energy common stock having a market value of $54.00, subject to the limitations described below.

     The exchange ratio will be determined by dividing $54.00 by the average of the closing sale price per share of CP&L Energy common stock as reported on the New York Stock Exchange Composite Tape on each of the twenty consecutive trading days ending with the fifth trading day immediately preceding the closing date (the "Average Closing Price"). However, if the Average Closing Price is greater than $45.39, the exchange ratio will be fixed at 1.1897, and if the Average Closing Price is less than $37.13, the exchange ratio will be fixed at 1.4543. The actual value of stock consideration received for each Florida Progress share will depend on the market value of CP&L Energy common stock at the completion of the Share Exchange. Therefore, if the Average Closing Price is less than $37.13, then each share of Florida Progress common stock exchanged for stock consideration will be valued in the Share Exchange at less than $54.00, and if the Average Closing Price is more than $45.39, then each share of Florida Progress common stock exchanged for stock consideration will be valued in the Share Exchange at more than $54.00. The exchange ratio was arrived at through arms-length negotiations between CP&L and Florida Progress. The exchange ratio and the actual number of shares of CP&L Energy common stock Florida Progress shareholders will receive will not be determined until after Florida Progress shareholders vote on the Share Exchange.

     After Florida Progress shareholder elections have been tabulated, the election amounts of cash and CP&L Energy common stock will be subject to allocation and proration to achieve a mix of the aggregate exchange consideration that is 65% cash and 35% CP&L Energy common stock. As a result, Florida Progress shareholders may receive a different combination of cash and CP&L Energy common stock than they elect.

     Depending on the exchange ratio, the Share Exchange will result in Florida Progress shareholders holding between 20% and 24% of all outstanding shares of CP&L Energy common stock following consummation of the Share Exchange, giving effect to the shares to be issued in the Share Exchange and based on the number of shares of Florida Progress and CP&L Energy common stock outstanding shortly before the date of the Joint Proxy.

     A table illustrating the exchange ratio and the number of shares of CP&L Energy common stock and cash consideration that will be exchanged for each 100 shares of Florida Progress common stock, based on various Average Closing Prices for CP&L Energy common stock, is set forth on page 7 of the Joint Proxy.

     One condition to the obligation of Florida Progress to complete the Share Exchange is that the Average Closing Price not be less than $30.00, which is 25.7% lower than the 20-day average closing price of CP&L common stock immediately before the execution of the original Agreement and Plan of Share Exchange on August 22, 1999. If the Average Closing Price is below the $30.00 threshold (subject to adjustments for any stock splits), Florida Progress would have a "walk-away" right.

     The Share Exchange is not designed to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Accordingly, the exchange of Florida Progress stock will be a taxable sale of stock for income tax purposes.

     The Share Exchange will be accounted for by CP&L Energy using the purchase method of accounting for a business combination in accordance with generally accepted accounting principles. Under this method of accounting, the assets and liabilities of Florida Progress will be recorded at their fair values, and, if necessary, any excess of the consideration paid over those amounts will be recorded as goodwill. The results of operations and cash flows of Florida Progress will be included in CP&L Energy's financial statements prospectively as of the completion of the Share Exchange. As a result of the Share Exchange, approximately $3 billion could be allocated to goodwill and amortized by CP&L Energy over a period not to exceed 40 years. Pushdown accounting will not be applied to Florida Power, which has publicly-held debt and preferred stock.

     As previously indicated, in addition to the consideration described above, shareholders of Florida Progress will receive one CVO for each share of Florida Progress common stock that they hold. In the aggregate, the holders of the CVOs will be entitled to 50% of the net after-tax cash flow generated by the four EARTHCO plants in excess of $80 million for each of the years 2001 through 2007. Payments will be made with respect to tax years beyond 2007 only if CP&L Energy is unable to use all of the tax credits generated before 2008 and therefore carries over and uses some of the tax credits in subsequent years. Moreover, if in any year from 2001 through 2007 CP&L Energy does not fully realize the $80 million preference amount, the amount below $80 million for such year would be carried over to years 2008 and thereafter. Before any such payment is made to holders of CVOs, the tax credit carry-forward will be applied to satisfy any remaining preference for the year in which the tax credit was generated. The holders of CVOs also may be entitled to a portion of the proceeds if CP&L Energy sells any of the EARTHCO plants.

     The Exchange Agreement also provides that the combined company's corporate headquarters will be located in Raleigh, North Carolina. CP&L Energy may also maintain a regional headquarters for the operations of Florida Power in St. Petersburg, Florida. Upon consummation of the Share Exchange, CP&L Energy will have a 14-member board, to which Florida Progress may appoint 4 directors, subject to approval by CP&L Energy. The CP&L Energy bylaws provide that the board shall be divided into three classes, each as nearly as possible equal in number to the others, with the classes being elected for staggered 3-year terms. It is expected that certain of the senior executive officers of CP&L and Florida Progress will become the senior executive officers of CP&L Energy following the Share Exchange.

     Initially, CP&L Energy will finance the cash portion of the Share Exchange consideration, which is estimated not to exceed $3.5 billion, through unsecured bank borrowings or unsecured borrowings from other institutional lenders having maturities of up to 3 years.

     F.   Operations of the Combined Company
          ----------------------------------
               As explained more fully in Item 3 below, the electric utility properties of CP&L and Florida Power will constitute an integrated electric utility system within the meaning of Section 2(a)(29)(A) of the Act. The facilities of the two companies will be interconnected via a 50 MW firm transmission path (the "Contract Path") over Southern Company and Duke Power transmission systems which will extend from the Southern /Florida Interface to the Duke Power/CP&L eastern control area interface. (See EXHIBIT E-6). The Contract Path has been reserved for an initial one-year period, commencing January 1, 2001, and is subject to the right to extend for additional one-year periods. CP&L Energy commits to exercise its right to extend the term of the Contract Path for a term of at least two additional one-year years unless, at the time of such renewal, it is no longer necessary to extend the term of the Contract Path in order to satisfy the physical interconnection requirement under the Act. 19/ CP&L and Florida Power will enter into a System Integration Agreement ("Integration Agreement") pursuant to which they will jointly plan all future generation facilities, coordinate the dispatch of their respective power plants, and centralize fuel supply and plant maintenance programs, among other things.


------------------------
19/ Maintaining a firm contract path across the Duke Power system may become unnecessary as a result of recent developments. See discussion in Item 3.C.1.(b), below.

See EXHIBIT B-6. Other corporate support functions of the two companies will be centralized in CP&L Service, a subsidiary service company of CP&L Energy.

     The gas distribution properties of NCNG constitute an integrated gas utility system, as defined in Section 2(a)(29)(B) of the Act. As more fully explained in Item 3, below, the standards for retention of NCNG by CP&L Energy as an additional public utility system, which are set forth in clauses A-C of
Section 11(b)(1), will be met.

     The combination of the complementary expertise and infrastructure of CP&L and Florida Progress will create a major regional utility in the southeastern United States, one of the highest customer growth areas in the country. The combined company will have a broader customer base and more diverse portfolio of generating assets, and will have the size and scope to be an effective participant in the emerging and increasingly competitive electric and natural gas utility markets. Based on the 1998 results for Florida Progress and CP&L, the pro forma combined revenues for the two companies is approximately $6.8 billion. The combined company will serve approximately 2.5 million electricity customers in a 50,000-square-mile retail service area and have about 18,500 MW of generating capacity.

     G.   Approval of CP&L Service as a Service Company.
          ----------------------------------------------

     As indicated, CP&L Energy is the sole member of CP&L Service, a North Carolina limited liability company that has been organized to provide CP&L, NCNG and other companies in the CP&L Energy system, and, after the Share Exchange, Florida Power and other companies in the Florida Progress system, with various administrative, management and corporate support services. CP&L Service will enter into Service Agreements with each of its associate public-utility companies and each of its associate non-utility companies. The forms of the Utility and Non-Utility Service Agreements are filed as EXHIBITS B-2 (Rev) and B-3 (Rev) hereto. CP&L Energy requests that the Commission find, pursuant to Rule 88(b), that CP&L Service's organization and the conduct of its business meet the requirements of Section 13(b) of the Act with respect to providing reasonable assurance of efficient and economical performance of services for the benefit of its associate companies, at cost, fairly and equitably allocated among them.

     CP&L Service will be staffed by employees of CP&L and Florida Progress and their respective subsidiaries who will be transferred over time to CP&L Service. The Service Agreements provide that CP&L Service may provide its associate companies with certain administrative and corporate support services, such as strategic planning, treasury, tax, accounting, legal, human resources, information systems, investor relations and public relations. 20/ For any service provided, CP&L Service will be reimbursed for its cost of providing the service, determined in accordance with Rules 90 and 91. To the extent possible, CP&L Service will identify and assign all of its direct costs incurred in providing any service to a client company, including labor overheads (e.g., payroll taxes, employee benefits, etc.). Other costs that cannot be identified to a particular client company, or which benefit all clients, will be allocated to all client


------------------------
20/ Transition teams are still in the process of evaluating whether it would be economical and efficient for CP&L Service to provide its associate companies with all of the listed services and whether additional services may also be provided by CP&L Service.

companies in accordance with the methods of allocation included in Appendix A to the Service Agreement.

     CP&L Service will maintain its accounts, cost-accounting procedures and other records in accordance with the requirements of the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies utilizing, however, the chart of accounts specified in the FERC Uniform System of Accounts for Public Utilities and Licensees (18 C.F.R. Part 101) . EXHIBIT B-8 hereto summarizes the policies and procedures that will be used to implement the Service Agreements. CP&L Service will prepare and submit a policies and procedures manual to the staff of the Division of Investment Management within nine months following the date on which CP&L Energy registers under the Act. CP&L Service will file an annual report on Form U-13-60 in accordance with Rule 94, commencing with the report for calendar year 2001.

     CP&L, Florida Power and NCNG also request authorization to provide services, upon request, to CP&L Service or to other associate companies utilizing personnel who will not be transferred to CP&L Service and other resources and capabilities developed in the conduct of their public utility operations. As appropriate, CP&L, Florida Power and NCNG will enter into Service Agreements with associate companies within the CP&L Energy system, the form of which is filed herewith as EXHIBIT B-4 (Rev). All such transactions will be performed at cost.

     H.   Other Existing Affiliate Service Agreements.
          -------------------------------------------

     The Applicants also request approval, to the extent required, to continue performance under two pre-existing long-term coal supply agreements between Electric Fuels and Florida Power, and to enter into extensions thereof on terms consistent with the current agreements. Under an agreement dated February 1, 1977, as amended, Electric Fuels supplies coal to Units 1 and 2 of Florida Power's Crystal River generating station, and under an agreement dated December 12, 1978, as amended, Electric Fuels supplies coal to Units 4 and 5 of the Crystal River station. As previously indicated, most of the coal delivered by Electric Fuels to Florida Power is sourced from unaffiliated mines. Coal purchased by Electric Fuels from affiliate suppliers under long-term contracts is priced at market rates in accordance with an FPSC order, and coal purchases from affiliate suppliers under spot contracts are at market prices that are subject to review by the FPSC. The price to Florida Power for delivered coal is equal to the sum of the costs incurred by Electric Fuels for coal, which includes (a) Electric Fuels' cost of coal, (b) the cost of transportation to the Crystal River station by rail or water, (c) Electric Fuels' other expenses relating to procurement and transportation (including quality analysis, laboratory and laboratory-related expenses, railcar and locomotive expenses, depreciation, amortization, general and administrative expenses, interest, and a provision for income taxes), and (d) a return on Electric Fuels' equity investment associated with assets dedicated to regulated businesses, primarily the railcars and locomotives, at the rate of return on equity authorized by the FPSC for Florida Power.

     The price Electric Fuels charges Florida Power under the two contracts is based on Electric Fuels' cost of coal, as described above, and a market-based component for water borne transportation under a methodology approved by the FPSC. The rail transportation component is also based on market rates plus a return allowed by the FPSC on equity utilized in transporting coal to Florida Power. The Applicants believe that the pricing terms under the two coal supply agreements are permitted by Rules 81, 90(d)(2) and 92(b), as applicable.

     I.   Exemption of Florida Progress as a Holding Company.
          ---------------------------------------------------

     For a period of up to eight years following the Share Exchange, CP&L Energy proposes to retain Florida Progress as a wholly owned subsidiary, and Florida Progress will continue to own all of the issued and outstanding common stock of Florida Power, Progress Capital, and its other non-utility subsidiaries. Before the end of the eight-year period, CP&L Energy will take steps to make Florida Power a first tier subsidiary of CP&L Energy, either by dissolving Florida Progress, causing Florida Progress to distribute the common stock of Florida Power to CP&L Energy, merging Florida Power into Florida Progress, or such other transaction as may be economically and legally beneficial to CP&L Energy and its subsidiaries (including Florida Progress and its subsidiaries). CP&L Energy's reasons for preserving Florida Progress as a subsidiary holding company on an interim basis are discussed below in Item 3.B.3.

     CP&L Energy represents that Florida Progress will not issue any additional equity securities or debt securities, other than to CP&L Energy. Florida Progress's sole purpose following the Share Exchange will be to hold the securities of Florida Power, Progress Capital, and its other non-utility subsidiaries and to provide credit support for the indebtedness of certain of those subsidiaries. Florida Progress will not engage in any business operations of its own.

     In its capacity as a holding company, Florida Progress will continue to be entitled to an exemption pursuant to Section 3(a)(1) of the Act because both Florida Progress and Florida Power are incorporated in Florida, the state in which all of Florida Power's operations are conducted. Accordingly, Florida Progress requests that the Commission issue an order exempting it from the registration requirements of Section 5 of the Act pursuant to Section 3(a)(1). Florida Progress acknowledges that such order shall have no effect upon the status of Florida Progress and its subsidiaries as direct and indirect subsidiaries of CP&L Energy, a registered holding company, following the Share Exchange.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     It is currently estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Share Exchange, including the Commission's filing fees under the Securities Act of 1933 and expenses associated with soliciting proxies, will total approximately $39.9 million. A detailed breakdown of these fees, commissions and expenses will be supplied by amendment.

Commission filing fee for Registration Statement on Form S-4...................*

Accountants' fees..............................................................*

Legal fees and expenses relating to the Act....................................*

Other legal fees and expenses..................................................*

Shareholder communications and proxy solicitation..............................*

NYSE listing fee...............................................................*

Exchanging, printing and engraving of stock certificates.......................*

Investment bankers' fees and expenses:

     Salomon Smith Barney......................................................*

     Merrill Lynch.............................................................*

Consulting fees related to the Share Exchange..................................*

Miscellaneous..................................................................*

TOTAL..........................................................................*

     *To be filed by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed Share Exchange:


Section of the Act                      Transactions  to which  section or rule
------------------                      may be applicable:
                                        ----------------------------------------

4, 5 Registration of CP&L Energy as a holding company following consummation of the Share Exchange.

6(a), 7 Issuance by CP&L Energy of common stock and CVOs in exchange for shares of Florida Progress common stock.

9(a)(2), 10(a), (b), (c) and (f)        Acquisition by CP&L Energy of common
                                        stock of Florida Progress and Florida
                                        Power.

8, 9(c)(3), 11(b)                       Retention by CP&L Energy of the retail
                                        gas utility operations of NCNG;
                                        retention of other businesses of CP&L
                                        and Florida Progress and their direct
                                        and indirect subsidiaries.

13(b) Approval of the services to be provided by CP&L Service to CP&L, NCNG, and Florida Power in accordance with the Utility Service Agreement; approval of services to be provided by CP&L Service to the direct and indirect non-utility subsidiaries of CP&L Energy in accordance with the Non-Utility Service Agreement; approval of other service agreements between CP&L, NCNG and Florida Power; and approval of continuation and extension of coal supply agreements between Electric Fuels and Florida Power.

Rules
-----

80-92                                   Affiliate transactions, generally.

88 Organization of CP&L Service as a service company subsidiary in the CP&L Energy system.

To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Share Exchange, such sections and rules should be considered to be set forth in this Item 3.

     A.   Share Exchange Analysis - Overview
          ----------------------------------

     Section 9(a)(2) of the Act provides that it is unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company." As a result of the proposed Share Exchange, CP&L Energy, which already owns all of the common stock of CP&L and NCNG, will acquire all of the outstanding voting securities of Florida Progress, the parent company of Florida Power. The Share Exchange therefore requires prior Commission approval under the standards of Section 10. In this regard, the relevant standards are set forth in Sections 10(b), 10(c), and 10(f) of the Act.

     As set forth more fully below, the Share Exchange complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Specifically, the Commission should find that:

     o the consideration to be paid in the Share Exchange is fair and reasonable;

     o the Share Exchange will not create detrimental interlocking relations or concentration of control;

     o the Share Exchange will not result in an unduly complicated capital structure for the CP&L Energy system;

     o the Share Exchange is in the public interest and the interests of investors and consumers;

     o the Share Exchange is consistent with Section 8 of the Act and not detrimental to carrying out the provisions of Section 11;

     o the Share Exchange will tend toward the economical and efficient development of an integrated electric utility system; and

     o    the Share Exchange will comply with all applicable state laws.


     B.   Section 10(b)
          -------------

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

     1.   Section 10(b)(1)
          ----------------

     The standards of Section 10(b)(1) are satisfied because the proposed Share Exchange will not "tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers." By its nature, any merger results in new links between previously unrelated companies. The Commission has recognized, however, that such interlocking relationships are permissible in the interest of efficiencies and economies. Northeast Utilities,
                                                           -------------------
50 S.E.C. 427, 443 (1990) ("Northeast Utilities"), as modified, 50 S.E.C. 511
                            -------------------    -- --------
(1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992)
        -------------  ----------------------
(finding that interlocking relationships are necessary to integrate the two merging entities). The links that will be established as a result of the Share

Exchange are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing utility mergers unrelated to operating synergies. 21/

     The Exchange Agreement provides that the board of directors of CP&L Energy will consist of fourteen directors, ten of whom will be designated by CP&L Energy and four of whom will be designated by Florida Progress from the Florida Progress board of directors, subject to the approval of CP&L Energy. 22/ In addition, various contractual arrangements among the companies in the CP&L Energy system will be established, including the following:

     o Florida Power will enter into the Utility Service Agreement with CP&L Service. Likewise, Florida Progress's direct and indirect non-utility subsidiaries will enter into the Non-Utility Service Agreement with CP&L Service. Through the consolidation of functions into CP&L Service, the CP&L Energy system will achieve substantial economies and efficiencies. By entering into these service agreements, Florida Progress and its direct and indirect subsidiaries will receive services from CP&L Service and effectively avail themselves of these economies and efficiencies.

     o CP&L and Florida Power will enter into the Integration Agreement, which will provide for coordination of production-related activities, including inter-system sales of capacity and energy, joint planning, and joint maintenance programs. This agreement is discussed further below.

These arrangements are necessary to integrate Florida Power fully into the CP&L Energy system and will therefore be in the public interest and the interest of investors and consumers. Forging such relationships is beneficial to the protected interests under the Act and, thus, is not prohibited by Section 10(b)(1). Moreover, because substantial benefits will accrue to the public, investors and consumers from the affiliation of CP&L Energy and Florida Progress, whatever interlocking relationships may arise from the combination are not detrimental.

     In applying Section 10(b)(1) to a utility acquisition, the Commission must further determine whether such acquisition will result in "the type of structures and combinations at which the Act was specifically directed." Vermont
                                                                         -------
Yankee Nuclear Power Corp., 43 S.E.C. 693, 700 (1968). The CP&L Energy-Florida
--------------------------
Progress strategic combination will not create a "huge, complex and irrational system" but, rather, will afford the opportunity to achieve economies of scale and efficiencies for the benefit of investors and consumers. See American
                                                             --- --------
Electric Power Company, Inc., 46 S.E.C. 1299, 1307 (1978) ("AEP"). As explained
----------------------------                                ---
in the Joint Proxy (included in EXHIBIT C-1 hereto), the primary objective of the Share Exchange is to position the companies to participate in the growing and increasingly competitive energy markets. The Share Exchange will combine the


------------------------
21/  See Section 1(b)(4) of the Act (finding that the public interest and
     ---
interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to the economy of management and operation or the integration and coordination of related operating properties . . ..").

22/ The Applicants acknowledge the requirements of Section 17(c) of the Act and Rule 70 thereunder with respect to limitations upon directors and officers of registered holding companies and subsidiary companies thereof having affiliations with commercial banking institutions and investment bankers and undertake that, upon completion of the Share Exchange, they will be in compliance with the applicable provisions thereof.

strengths of the companies, enabling them to offer customers a broader array of energy products and services more efficiently and cost-effectively than either could alone, and at the same time create a larger and more diverse asset and customer base with enhanced opportunities for operating efficiencies and risk diversification.

     While the combination of CP&L Energy and Florida Progress will create a large electric utility system, it certainly will not be one that exceeds the economies of scale of current electric generation and transmission technology. If approved, the CP&L Energy system will serve approximately 2.5 million electric customers, as well as 164,000 gas customers. On a pro forma basis, as of September 30, 1999, CP&L Energy will have consolidated assets of about $19.0 billion, including net utility plant of approximately $10.3 billion. For the year ended December 31, 1998, pro forma combined operating revenues totaled approximately $6.8 billion. The combined companies will own or control about 18,500 MW of generating capacity.

     The following table shows the CP&L Holdings system's relative size as compared to other registered systems in terms of assets, operating revenues and customers: 23/

     System       Total Assets   Operating Revenues    Electric Customers
                  ($ Millions)   ($ Millions)          (Thousands)
                  ------------   ------------          -----------

     Southern     36,192         11,403                3,794

     Entergy      22,848         11,495                2,495

     AEP          19,483         6,346                 3,022

     CP&L         19,020         6,812                 2,500
     Energy

     GPU          16,288         4,249                 2,041

     CSW          13,744         5,482                 1,752

     As the foregoing table indicates, while CP&L Energy will be among the larger of the registered electric utility holding companies, it will be substantially smaller than Southern Company and Entergy, both of which compete with CP&L and Florida Power in the southeastern U.S. power market, and about the same size as AEP in terms of total assets and operating revenues. Moreover, the Commission has approved a number of acquisitions involving larger and similarly-sized operating utilities. See, e.g., Entergy Corporation, 51 S.E.C.
                                     ---  ----  -------------------
869 (1993) ("Entergy Corp.") (acquisition of Gulf States Utilities; combined
             -------------
assets at time of acquisition in excess of $22 billion); TUC Holding Company,
                                                         -------------------
Holding Co. Act Release No. 26749 (Aug. 1, 1997) (combination of Texas Utilities Company and ENSERCH Corporation; combined assets at time of acquisition of $24.0 billion); and Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec.
              ------------------------


------------------------
23/ Source: U.S. Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered under the Public Utility Holding Company Act of 1935 as of July 1, 1999 (data provided is as of December 31, 1998).

15, 1999) ("Dominion Resources") (acquisition of Consolidated Natural Gas
            ------------------
Company; combined assets at time of acquisition of $29.0 billion). Furthermore, at a time of rapid consolidation in the utility industry, the CP&L Energy system will be substantially smaller than the systems resulting from the recent merger of AEP and Central and South West Corp. (more than $33 billion in combined total assets at December 31, 1998) and proposed mergers of Consolidated Edison of New York and Northeast Utilities (combined total assets of $24.7 billion at December 31, 1998) and Unicom Corp. and PECO Energy Company (combined total assets of $37.8 billion at December 31, 1998).

     The Commission has rejected an interpretation of Section 10(b)(1) that would impose per se limits on the post-merger size of a registered holding company. Instead, the Commission assesses the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. The Commission in AEP noted
                                                                      ---
that, although the framers of the Act were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations... [and] [t]hey wished to preserve these opportunities." AEP, 46 S.E.C. at 1309. By virtue of
                                         ---
the Share Exchange, CP&L Energy will be in a position to realize precisely these types of benefits. Among other things, the Share Exchange is expected to yield labor cost savings, corporate and administrative and purchasing savings, and cost of fuel savings. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3. C.2. below.

     Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. See Municipal Electric
                                                   --- ------------------
Association of Massachusetts v. SEC, 413 F.2d 1052 (D.C. Cir. 1969). As the
----------------------------    ---
Commission noted in Northeast Utilities, the "antitrust ramifications of an
                    -------------------
acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." Northeast Utilities, 50 S.E.C. at 445 (citing
                                 -------------------
AEP, 46 S.E.C. at 1324 - 25). In this case, CP&L Energy and Florida Progress
---
will file Notification and Report Forms with the Department of Justice and the Federal Trade Commission pursuant to the HSR Act describing the effects of the Share Exchange on competition in the relevant market and it is a condition to the consummation of the Share Exchange that the applicable waiting period under the HSR Act shall have expired or been terminated.

     The competitive impact of the Share Exchange on wholesale power markets will also be considered by FERC. As summarized in the testimony of Dr. Peter Fox-Penner and Dr. J. Stephen Henderson submitted in support of the FERC application (filed as Exhibit D-1 hereto), there is no adverse impact on wholesale competition resulting from the proposed merger. Numerous factors contribute to this conclusion, including the availability of transmission capacity to all potential competitors pursuant to FERC's open access transmission policies, the presence of several large, low-cost electric generators in the markets in which the Applicants compete (e.g., Southern Company, Florida Power & Light Company, Duke Power, Entergy Corp. and AEP), and certain commitments made by the Applicants to ensure that the merger will not have the potential to increase market concentrations materially. In fact, the Applicants believe that the merger will have a positive effect on wholesale competition by introducing a stronger competitor into the Southeast energy market to compete with the larger wholesale suppliers that already operate in that market.

     The Commission has found, and the courts have agreed, that it may appropriately rely upon the FERC with respect to such matters. See City of
                                                               --- -------
Holyoke v. SEC, supra at 363-64, quoting Wisconsin's Environmental Decade v.
--------------  -----            ------- -----------------------------------
SEC, 882 F.2d 523, 527 (D.C. Cir. 1989). For these reasons, the proposed
---
transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

     2.   Section 10(b)(2)
          ---------------

     Section 10(b)(2) precludes approval of an acquisition if the consideration to be paid in connection with the transaction, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of .. the utility assets underlying the securities to be acquired." The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, supported by opinions of financial advisors. See Entergy Corp., 51 S.E.C. at 879; Southern Company,
                    --- -------------                    ----------------
Holding Co. Act Release No. 24579 (Feb. 12, 1988).

        The agreed price, which represents a 30% premium to Florida Progress's shareholders (based on the 20-day average closing price ended August 20, 1999 of Florida Progress's stock), was the product of extensive and vigorous arms-length negotiations between CP&L and Florida Progress. These negotiations were preceded by intensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. As recognized by the Commission in Ohio Power Co., 44 S.E.C. 340, 346 (1970), prices arrived at
              --------------
through arms-length negotiations are particularly persuasive evidence that
Section 10(b)(2) is satisfied.

     Under the Exchange Agreement, Florida Progress shareholders will also receive CVOs, which will entitle them to receive payments based on the net after-tax cash flow generated by the EARTHCO plants. In effect, the CVOs will provide Florida Progress shareholders the opportunity to earn additional cash consideration that is directly linked to the performance of non-utility assets that were purchased by Florida Progress subsequent to the date of the original Agreement and Plan of Share Exchange. As explained in the Joint Proxy, it is not possible to know precisely the value of the CVOs at this time, or to predict the extent to which any market for the CVOs will develop. The amount of payments, if any, with respect to the CVOs will depend on and be subject to several factors, including the actual annual production of the EARTHCO plants, the level of sales of that production, the operations of the EARTHCO plants, the qualification of the synthetic fuels produced for federal income tax credits and the ability of CP&L Energy to utilize any such tax credits. Based on various assumptions provided by Florida Progress's management, it is estimated that the Florida Progress share of the annual net after-tax cash flow represented by the CVOs could reach an average of $30 million over the years in which the rights to these payments can accrue to the CVO holders. This would entitle a holder of 100

CVOs to receive a payment of approximately $30 for each year. If the assumptions made by Florida Progress's management differ materially from actual results, the payments to CVO holders would vary significantly from the projected amounts.

     Nationally-recognized investment bankers for CP&L and Florida Progress have reviewed extensive information concerning the companies, analyzed the agreed per share price employing a variety of valuation methodologies, and opined that the purchase price is fair, from a financial point of view, to the respective holders of CP&L common stock and Florida Progress common stock as of the date of the Exchange Agreement. See EXHIBITS G-1 and G-2. The assistance of independent consultants in fixing the agreed-upon consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. Southern Company, supra.
----------------  -----
     Finally, the transaction is subject to approval by the shareholders of both Florida Progress and CP&L Energy.

     Another consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Share Exchange. CP&L Energy and Florida Progress believe that these items will be reasonable and fair in light of the size and complexity of proposed transaction relative to other utility mergers and acquisitions, and that the anticipated benefits of the Share Exchange to the public, investors and consumers are consistent with recent precedents and meet the standards of Section 10(b)(2).

     CP&L Energy and Florida Progress together estimate that they will incur a combined total of approximately $39.9 million in fees, commissions and expenses in connection with the Share Exchange. (See Item 2 - Fees, Commissions and Expenses). By contrast, American Electric Power and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million in connection with their proposed merger. Dominion Resources, Inc. and Consolidated Natural Gas Company estimated fees and other merger expenses aggregating $55.5 million in their recent merger; Cincinnati Gas and Electric Company and PSI Resources incurred $47.12 million in fees in connection with their combination as subsidiaries of CINergy; Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire; and Entergy alone incurred $38 million in fees in connection with its acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission. See Dominion Resources, supra); CINergy, Holding
                              --- ------------------  -----   -------
Co. Act Release No. 26146 (Oct. 21, 1994); Northeast Utilities, Holding Co. Act
                                           -------------------
Release No. 25548 (June 3, 1992); and Entergy Corp., 51 S.E.C. at 881, n. 63.
                                      -------------

     The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of their respective companies and the benefits to be achieved by the Share Exchange, and further that the fees and expenses are fair and reasonable in light of the size and complexity of the Share Exchange. See Northeast Utilities, supra (noting that fees and expenses must constitute
--- -------------------  -----
normal costs and represent a minor part of the overall acquisition). Sixty-five percent of Florida Progress's common stock will be exchanged for cash consideration of $54.00 per share. Thirty-five percent of Florida Progress's common stock will be converted into a number of shares of CP&L Energy common stock based on the exchange ratio. Based on the average CP&L closing price per share as reported on the NYSE for the twenty day period ending on the fifth trading day before the end of the third fiscal quarter of 1999 (the period for which pro forma financial information is available), which was $36.278, CP&L would issue approximately 50,113,000 shares of common stock in the transaction for thirty-five percent of the Florida Progress common stock outstanding on September 30, 1999. The Share Exchange would be valued at approximately $5.274 billion, based on these assumptions, and ignoring the value of the CVOs. The total estimated fees and expenses of approximately $39.9 million represent approximately .76% of the value of the consideration (other than the CVOs) to be paid. This is consistent with (and in fact generally lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., supra (fees and
                                       ---  ----  -------------  -----
expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Dominion Resources, supra (fees
                                               ------------------  -----
and expenses represented approximately .87% of the estimated total consideration to be paid to shareholders of Consolidated Natural Gas Co.).

     3.   Section 10(b)(3)
          ----------------

     Section 10(b)(3) requires the Commission to determine whether the Share Exchange will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the CP&L Energy system.

     The capital structure of the CP&L Energy system will be substantially similar to capital structures approved by the Commission in other orders. See,
                                                                          ---
e.g., Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997);
----  ------------------
CINergy Corp; Holding Co. Act Release No. 26934 (Nov. 2, 1998); and Centerior
------------
Energy Corp., 49 S.E.C. 472 (1986). CP&L Energy's capital structure will also be similar to the capital structures of existing registered holding company systems. See, e.g., American Electric Power, 47 S.E.C. 215 (1980). The
         ---  ----  -----------------------
shareholders of Florida Progress will receive CP&L Energy common stock and cash. CP&L Energy will own, directly or indirectly, 100% of the common stock of CP&L, Florida Power and NCNG. Hence, the transaction will not create any publicly-held minority stock interest in any public utility company. The existing debt securities of CP&L, Florida Power and CP&L's and Florida Progress's non-utility subsidiaries will likewise remain outstanding without change. The only voting securities of CP&L Energy that will be publicly held after the Share Exchange will be CP&L Energy common stock.

     The continued existence of Florida Progress as a secondary holding company in the same holding company system is somewhat unusual but, given the facts and circumstances of the case, will not unduly complicate CP&L Energy's capital structure. In this regard, the Commission has permitted the continued existence of a secondary holding company where it appeared that the overall benefits of an acquisition would outweigh any historical preference for a single holding company structure. See Dominion Resources, supra. As was true in Dominion
                   --- ------------------  -----                 --------
Resources, the continued existence of Florida Progress will preserve certain
---------
financing and structural benefits that have already been achieved by Florida Progress. Specifically, the structure will permit Florida Progress to maintain in place financing arrangements under which debt securities and preferred securities issued by non-utility subsidiaries of Florida Progress, primarily to fund investments in unregulated businesses, have been guaranteed by Florida Progress. The elimination of Florida Progress as a secondary holding company would necessitate repayment or redemption of these outstanding securities or the assumption by CP&L Energy of Florida Progress's obligations under its guarantees. In either case, significant refinancing and other transactional costs would be involved.

     In addition, the Commission recently authorized American Electric Power Company, Inc. ("AEP") to retain Central and South West Corp. ("CSW") as a subsidiary holding company for a period of up to eight years following their merger. See American Electric Power Company, Inc., et al., Holding Co. Act
        --- -------------------------------------  ------
Release No. 27186 (June 14, 2000). The record in that proceeding indicates that AEP's principal reason for maintaining CSW as a subsidiary was to obtain a tax basis in CSW equal to the aggregate tax basis of the CSW shareholders in CSW prior to the merger, which would allow AEP to realize significant tax savings in the event that AEP were to divest CSW assets in a future taxable transaction. Likewise, CP&L Energy has determined that it is in the best interests of its shareholders to retain Florida Progress as a secondary holding company in order to realize potential future Federal income tax benefits.

     CP&L Energy's acquisition of Florida Progress is designed to give CP&L Energy an income tax basis in the common stock of Florida Progress equal to the acquisition price of approximately $5.3 billion, which could be several billion dollars more than Florida Progress's income tax basis in its subsidiaries. CP&L Energy desires to preserve its tax basis in the common stock of Florida Progress in order to minimize taxable gain, and income tax incurred, upon any future disposition of any portion of Florida Progress's assets. If Florida Progress were dissolved or merged into CP&L Energy, the basis in the common stock of Florida Progress would be eliminated without any corresponding increase in the basis of the stock of the Florida Progress subsidiaries, thus depriving CP&L Energy of the potentially valuable tax basis. Moreover, that basis cannot be transferred to the common stock of Florida Progress subsidiaries distributed by Florida Progress to CP&L Energy within five years after the Share Exchange.

     The incurrence by CP&L Energy of approximately $3.5 billion of indebtedness to finance the cash portion of the purchase price will also not result in an unduly complicated capital structure for the resulting CP&L Energy system. Acquisition financing of the type contemplated by CP&L Energy is expressly permitted by Section 7(c)(2)(A) of the Act. As will be addressed in detail in a separate application, CP&L Energy intends to refinance the acquisition debt following the Share Exchange through the issuance of longer term securities and/or using proceeds from the possible sale of some assets. The Commission has previously authorized registered holding companies to issue debt to finance an acquisition under similar circumstances. See Dominion Resources, supra; and
                                         --- ------------------  -----
SCANA Corporation, Holding Co. Act Release No. 27133 (Feb. 9, 2000).
-----------------

     Finally, the issuance of the CVOs by CP&L Energy will not represent a permanent part of CP&L Energy's capitalization. Although these securities will remain outstanding for a period of years, they will be reflected in CP&L Energy's financial statements as a contractual commitment to make cash payments depending upon various factors relating to the EARTHCO plants. Moreover, the CVOs achieve the desired effect of allocating a portion of the potential upside from the future performance of the EARTHCO plants to those investors who were most directly placed at risk when the investment in the EARTHCO plants was made, namely, the Florida Progress common shareholders.

     Set forth below are summaries of the capital structures of CP&L and Florida Progress as of March 31, 2000, and the pro forma consolidated capital structure of CP&L Energy (assuming the Share Exchange had been consummated on March 31,
2000):

      CP&L and Florida Progress Historical Consolidated Capital Structures
                              (dollars in millions)

                                CP&L                Florida Progress
                                ----                ----------------

Common stock equity           $3,429.8       51.2 %     $2,037.0     41.4%

Preferred securities */           59.4        0.9          333.5      6.8
                     -

Long-term debt, incl.          2,334.4       34.8        1,833.7     37.2
current portion

Short-term debt **/              874.5       13.1          718.5     14.6
                --            --------      ------      --------    ------

Total                         $6,698.1      100.0%      $4,922.7    100.0%


              CP&L Energy Pro Forma Consolidated Capital Structure
                        (dollars in millions) (unaudited)

Common stock equity           $4,945.1       34.0%

Preferred securities */          392.9        2.7
                     -

Long-term debt, incl. current  7,629.4       52.4
portion

Short-term debt **/            1,593.0       10.9
                --           ---------      -----

Total                        $14,560.4      100.0%

     */ Includes preferred stock and company-obligated mandatorily redeemable preferred securities.

     **/ Includes amounts that are reclassified to long-term debt for external reporting purposes.

As the foregoing shows, even taking into account the acquisition debt, CP&L Energy's pro forma consolidated common equity to total capitalization ratio of 34.0% will comfortably exceed the "traditionally acceptable 30% level." 24/ See
                                                                            ---
Northeast Utilities, 50 S.E.C. at 440, n. 47. Moreover, the transaction will
-------------------


------------------------
24/ Under section 7(d)(1) of the Act, the Commission generally has required a registered holding company system and its public-utility subsidiaries to maintain a 65/30 debt/common equity ratio, the balance generally being preferred equity. Such debt/equity capitalization requirement was included in Rule 52, as originally adopted, as applied to securities issued by public-utility subsidiaries, but was eliminated in 1992.

have no effect on the capitalization of CP&L, Florida Power or NCNG. Common equity as a percentage of capitalization of each of these three companies is and will remain well over 30%.

     Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the combined CP&L Energy system. The proposed transaction between CP&L Energy and Florida Progress is entirely consistent with the proper functioning of a registered holding company system. CP&L's and Florida Power's utility operations will be integrated. Further, the combination will result in substantial, otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies, and the integration of CP&L and Florida Power will improve the efficiency of their respective systems. The integration of CP&L and Florida Power is described below in Item 3.C.1.(b) and the benefits and savings are described in Item 3.C.2.

     Finally, consummation of the Share Exchange is conditional upon receipt of numerous regulatory approvals. These regulatory approvals will assure that the interests of customers are adequately protected. FERC's approval will further assure that there is no adverse effect on competition. Moreover, as noted by the Commission in approving Entergy Corporation's acquisition of Gulf States Utilities, "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." Entergy Corp., 51 S.E.C. at 883. CP&L Energy, CP&L, Florida
                     -------------
Progress and Florida Power will all be reporting companies subject to the disclosure requirements of the 1934 Act following the completion of the Share Exchange. The various reports previously filed by CP&L and Florida Progress under the Act contain readily available information concerning the Share Exchange. For these reasons, the Applicants believe that the Share Exchange will be in the public interest and the interest of investors and consumers and will not be detrimental to the proper functioning of the resulting holding company system.

     C.   Section 10(c)
          -------------

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

     1.   Section 10(c)(1)

          (a)  The Share Exchange will be lawful under Section 8

     Section 10(c)(1) first requires that the Share Exchange be lawful under
Section 8. That section was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Share Exchange will not result in any new situation of common ownership of so-called "combination" systems within a given state. CP&L provides electric service and its subsidiary, NCNG, provides gas service in North Carolina. The affiliation of CP&L and NCNG was expressly approved by the NCUC. Accordingly, the Share Exchange does not raise any issue under Section 8.

          (b) The Share Exchange will not be detrimental to carrying out the provisions of Section 11

     Section 10(c)(1) also requires that the Share Exchange not be "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1) directs the Commission generally to limit a registered holding company "to a single integrated public-utility system." At issue is whether the combination of CP&L and Florida Power, each of which is an electric utility, will result in a system that is "detrimental to the carrying out of the provisions of section 11."

     In the early years of its administration of the Act, the Commission construed Section 11(b)(1) to preclude significant geographic expansion by holding company systems. However, as the Commission has acknowledged, the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with changing economic and regulatory climates." 25/ In recent decisions, the Commission has cited U.S. Supreme Court and Circuit Court of Appeals cases that recognize that an agency is not required to "establish rules of conduct to last forever," 26/ but must "adapt [its] rules and policies to the demands of changing circumstances" 27/ and to "treat experience not as a jailer but as a teacher." 28/ Consequently, the Commission has attempted to "respond flexibly to the legislative, regulatory and technological changes that are transforming the structure and shape of the utility industry," as recommended by the Division of Investment Management (the "Division") in its June 1995 report to the Commission entitled "The Regulation of Public-Utility Holding Companies" (the "1995 Report"). Indeed, with specific reference to the integration requirements of the Act, the 1995 Report explains:


------------------------
25/  Union Electric Co., 45 S.E.C. 489 at n. 52 (1974), quoted in
     ------------------
Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (April 30, 1996)
----------------------------
(authorizing international joint venture to engage in energy marketing activities); Eastern Utilities Associates, Holding Co. Act Release No. 26232
             ----------------------------
(Feb. 15, 1995) (removing restrictions on energy management activities); and Southern Co., 50 S.E.C. 1328 (1992) (approving acquisition of foreign
------------
public-utility subsidiary company).

26/  Rust v. Sullivan, 500 U.S. 173 (1991); American Trucking Assns., Inc. v.
     ----    --------                       ------------------------------
Atchison, T.&S.F.R. Co., 387 U.S. 397 (1967); Shawmut Assn. v. SEC, 146 F.2d 791
-----------------------                       -------------    ---
(1st Cir. 1945).

27/  NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10,
     -----------------------
1999), citing Rust v. Sullivan at 186-187. Accord, Sempra Energy, Holding Co.
              ----    --------             ------  -------------
Act Release No. 26971 n.23 (Feb. 1, 1999) (interpreting the integration standards of the Act as applied to gas companies in light of developments in the gas industry).

28/  NIPSCO Industries, Inc., supra, citing Shawmut Assn. v. SEC at 796-97.
     -----------------------  -----         --------------   ---

     The statute recognizes ... that the application of the integration standards must be able to adjust in response to changes in "the state of the art." As discussed previously, the Division believes the SEC must respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation. 29/

Moreover, the ultimate question has always been whether, on the facts of a given matter, the proposed transaction will lead to a recurrence of the evils the Act was intended to address. 30/ See also Sempra Energy, Holding Company Act Release
                             --- ---- -------------
No. 26971 (Feb. 1, 1999), in which the Commission acknowledged that "we have taken notice of developments that have occurred in the gas industry, and have interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances."

     As explained more fully below, the combination of the electric operations of CP&L and Florida Power will result in a single, integrated electric utility system.

          (i)  Integration of Electric Operations

     The threshold question is whether the electric utility properties of Florida Power can be combined with those of CP&L to form a single "integrated public-utility system," which, as applied to electric utility companies, is defined in Section 2(a)(29)(A) to mean:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     As the definition suggests, and as the Commission has observed, Section 11 is not intended to impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry." UNITIL Corp., 50 S.E.C. 961, 967 (1992) (citing Mississippi Valley Generating
------------                             ------ -----------------------------
Co., 36 S.E.C. 159, 186 (1955)); see also Yankee Atomic Electric. Co., 36 S.E.C.
---                              -------- ---------------------------
552, 564 - 565 (1955) ("We think it is clear from the language of Section 2(a)(29)(A), which defines an integrated public utility system, that Congress did not intend to imposed [sic] rigid concepts with respect thereto.") (citations omitted); and Madison Gas and Electric Company v. SEC, 168 F.3d.
                         ---------------------------------------
1337, 1343 (D.C. Cir. 1999) ("By its terms . . . section 10(c)(1) does not require that new acquisitions comply to the letter with section 11"). Section 2(a)(29)(A) expressly directs the Commission to consider the "state of the art" in analyzing the integration requirement. As indicated above, the Commission is not constrained by its past decisions interpreting the integration standards based on a different "state of the art." See AEP, supra (noting that the state
                                         --- ---  -----

------------------------
29/  1995 Report at 71.

30/ AEP, 46 S.E.C. at 1306.
    ---
of the art -- technological advances in generation and transmission, unavailable thirty years earlier -- served to distinguish a prior case and justified "large systems spanning several states.") 46 S.E.C at 1310.

          (a) Interconnection. The first requirement for an integrated electric
              ---------------
utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." Historically, the Commission has focused on physical interconnection through facilities that the merger parties own or, by contract, control. 31/ However, the 1995 Study recommended that the Commission "adopt a more flexible interpretation of the geographic and physical integration standards, with more emphasis on whether an acquisition will be economical and subject to effective regulation." 1995 Report at 70. The 1995 Report also recommended that the Commission should increasingly rely on an acquisition's demonstrated economies and efficiencies, rather than upon physical interconnection, to meet the integration standard. Id. at 73. The 1995 Report noted that the Act provides the necessary flexibility and that the application of the integration standards must be able to adjust in response to changes in the "state of the art." The 1995 Report concluded that it would be a logical extension of prior orders for the Commission to find that wheeling and other forms of sharing power (such as reliability councils and proposed regional transmission groups) also qualify as interconnection. This recommendation is particularly significant in view of FERC's open access transmission policy, as set forth in Order No. 888, 32/ and, more recently, the issuance of Order No. 2000, which establishes the framework for the formation of regional transmission organizations ("RTOs") and provides economic incentives for utilities to participate in the timely formation of qualified RTOs. 33/

     The cornerstone of Order No. 888 is the concept of "comparability," i.e.,
                                                                         ----
the principle that all transmission users should have access to transmission capacity that is comparable to the access enjoyed by the owner of the


------------------------
31/  See, e.g., Northeast Utilities, 50 S.E.C. 427 (1990) at n.75
     ---------  -------------------
supplemented, 50 S.E.C. 511 (1991), aff'd sub nom. City of Holyoke v. SEC., 972
                                    ----- --- ---  ----------------------
F.2d 358 (D.C. Cir. 1992) (Northeast had the right to use a Vermont Electric line for ten years, with automatic two-year extensions, subject to termination upon two years notice, in order to provide power to a Northeast affiliate.); Centerior Energy Corp., 49 S.E.C. 472 (1986) (Cleveland Electric Illuminating
----------------------
Company and Toledo Edison Company were connected by a line owned by Ohio Edison. All three were members of the Central Area Power Coordination Group ("CAPCO"). The line connecting Cleveland Electric, Ohio Edison and Toledo Edison was a CAPCO line with segments owned by each of the three named utilities); Cities
                                                                      ------
Service Power & Light Co., 14 S.E.C. 28, 53 n. 44 (1943) (two companies in the
-------------------------
same holding company system were found to be interconnected where energy was transmitted between two separated parts of the system over a transmission line owned by the United States Bureau of Reclamation, under an arrangement which afforded the system the privilege of using the line).

32/  "Promoting Wholesale Competition Through Open Access Non-Discriminatory
      ----------------------------------------------------------------------
Transmission Service by Public Utilities; Recovery of Stranded Costs by Public
------------------------------------------------------------------------------
Utilities and Transmitting Utilities," FERC Stats. & Regs., Regulations
-------------------------------------
Preambles, P. 31,036 (1996) ("Order No. 888"), order on rehearing, FERC Stats. &
                                               ------------------
Regs., Regulations Preambles, P. 31,048 (1997) ("Order 888-A"), order on
                                                                --------
rehearing, 81 FERC P. 61,248 (1997) ("Order 888-B"), order on rehearing, 82
---------                                            ------------------
FERC P. 61,046 (1998) ("Order 888-C").

33/  See "Regional Transmission Organizations," (Final Rule), 89 FERC P.
     ---  ------------------------------------
61,285 (Dec. 20, 1999), order on rehearing 90 FERC P. 61,201 (Feb. 25, 2000)
                        ------------------
("Order 2000-A"). Order 2000 requires all regulated utilities (other than those already participating in an approved RTO) that own, operate or control interstate transmission facilities to file by October 15, 2000, a proposal for an RTO, or a description of any efforts made by the utility to participate in an RTO, or, alternatively, an explanation of the reasons for not participating and any obstacles to participation in an RTO.

transmission. To enforce that principle, Order No. 888 mandates that all public utilities provide non-discriminatory access to their transmission systems pursuant to an open access transmission tariff. In Order No. 2000, FERC went a step further by establishing certain ground rules, and a timetable, for the development of RTOs. RTOs are required to carry forward the concepts of comparability and open access. They are expected to serve as the vehicle for implementing non-discriminatory open access transmission service across regional areas, which will have the effect of bringing distant utility systems closer together.

     As previously noted, CP&L and Florida Power will be physically interconnected following the Share Exchange via the Contract Path, which will extend from the Southern/Florida Interface to the Duke Power/CP&L eastern control area interface, a distance of about 350 miles. The Contract Path will utilize a portion of the transfer capability of the Southern Company and Duke Power transmission systems to enable 50 MW of electricity to be transferred on a firm basis from Florida Power to the CP&L eastern control area interface. The Contract Path map filed herewith as EXHIBIT E-6 identifies the major transmission providers and utilities in the Southeast, and the interconnections between them. The Contract Path is shown by the red line connecting Florida Power and CP&L at its eastern control area interface. Although the interconnections between transmission providers are depicted by a single line on the map, they may in fact be comprised of multiple physical transmission lines (tielines) connecting the transmission facilities. Notes 1, 2 and 3 of the Contract Path map list the names of the substations or generating plants at either end of each transmission tieline that forms the interconnection between individual utilities.

     To reserve the Contract Path, CP&L has reserved firm transmission service on the Southern Company and Duke Power transmission systems from south to north for an initial one-year period, commencing January 1, 2001, which is subject to the right to extend for additional one year terms. CP&L Energy commits to exercise its right to extend the term of the Contract Path for a period of at least two additional one-year terms unless, at the time of such renewal, it is no longer necessary to extend the term of the Contract Path in order to satisfy the physical interconnection requirement under the Act. In this regard, CP&L, Duke Power and SCE&G have announced plans to transfer responsibility for planning and operating their combined transmission systems to an independent RTO that would provide transmission services over such systems at single-system rates. The formation of that RTO, which is expected to begin operation no later than December 15, 2001, will enable CP&L and Florida Power to engage in interconnected system operations without a separate reservation of transmission capacity across the Duke Power transmission system.

     The Applicants expect to use the Contract Path to serve native load within CP&L's service territory by providing energy from Florida Power when it is economical to do so, as well as to market Florida Power capacity and energy to third parties. In addition, the Contract Path may also provide a source of reserve capacity for CP&L. The Contract Path, coupled with the availability of significant non-firm transmission capacity between the two companies, as described below, will enable the Applicants to substitute more economic power from generation resources located in one control area for generation resources in another control area when the substitute generation resources are less expensive to run.

     The Contract Path, in and of itself, satisfies the physical interconnection requirement of Section 2(a)(29)(A). The Commission in the past has found the interconnection requirement met where the parties had a firm contract path.
See, e.g., Centerior Corp., 49 S.E.C. at 478 ("The physical interconnection
---  ----  --------------
requirements of Section 2(a)(29)(A) are met if the two service areas are connected by power transmission lines that the companies have the right to use whenever needed"). The Commission has stated in a series of decisions that contract rights cannot be relied on to integrate two "distant" systems.
See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14,
---  ----  ------------------
1998), n. 39, citing Northeast Utilities, supra, n. 75, and UNITIL Corp., supra,
              ------ -------------------  -----             ------------  -----
n. 30. However, a careful reading of those decisions indicates that the Commission was less concerned with the length of a contract path, per se, in terms of whether two distant utilities can satisfy the "physical interconnection" requirement of Section 2(a)(29)(A), than with whether the resulting system would be confined to a "single area or region," thereby securing the benefits of localized management, efficient operation, and effective regulation. The Commission did not hold in any of these cases that the length of a firm contract path was relevant in determining whether the "physically interconnected or capable of physical interconnection" requirement of Section 2(a)(29)(A) was met. Such a holding would be contrary to the literal language of Section 2(a)(29)(A). Furthermore, in this case, the Contract Path contemplates wheeling across only two utility systems (Southern Company and Duke Power), both of which, like CP&L, are members of SERC. In today's utility market, two wheels does not constitute an unusually long transmission path. Further, as discussed below, CP&L and Florida Power are clearly within a "single area or region."

     The Contract Path is a reasonable and cost-effective means of interconnecting the CP&L and Florida Power systems. Importantly, it will enable the Applicants to operate their systems in a coordinated manner, as described below, thereby producing economies and efficiencies of operation. Although the capacity of the Contract Path is relatively modest, this is in part dictated by the fact that opportunities for power exchanges between CP&L and Florida Power will likely be limited in the near term. Each company is currently obligated to provide service to its respective native load customers (including its full requirements wholesale customers). The amount of generating capacity available to each company after serving its native load is relatively small, particularly during peak load conditions. Consequently, it is expected that energy exchanges between CP&L and Florida Power will tend to occur initially over periods of relatively short duration, e.g., a few hours or days at a time. For such
                           ----
short-term and intermittent exchanges, a purchase of a larger block of firm, year-round, transmission service would be uneconomical and, in fact, would run counter to the purposes and objectives of Order No. 888.

     Under Order No. 888, transmission users no longer need to build their own transmission lines or lease them from third parties in order to secure reliable transmission capacity. Indeed, the primary purpose and effect of Order No. 888 is to give transmission users rights of access to third party facilities that are on a par with the rights of the transmission owners. Consequently, transmission users do not need to buy more transmission than they need to support specific transactions.

     As indicated, CP&L and Florida Power have concluded that the Contract Path is adequate in the near term to support anticipated levels of energy flows from Florida Power to CP&L. Hence, the companies will have 50 MW of firm capacity available at all times, and this will provide the interconnection required by the Act. Of course, there may be times when the companies will want to exchange more than 50 MW for economy reasons. Rather than reserve firm transmission on an annual basis to support such intermittent transactions, however, the companies will rely on transmission service generally available from intervening utilities on an as-needed basis. This is where FERC's open access transmission policy plays a direct role in the interconnection of CP&L and Florida Power. There are numerous transmission paths over which electricity can be moved from Florida to CP&L. Power can be exported from Florida through the transmission system of Southern Company, the Municipal Electric Authority of Georgia ("MEAG"), or the Georgia Transmission Company ("GTC"). From any one of these three systems, the power can be transmitted to CP&L through the transmission systems of Duke Power, SCE&G or Santee Cooper. 34/

     The total transmission capacity of these paths is significant. For example, using data as of February 24, 2000, the OASIS postings of the relevant transmission providers can be used to show as available over the next 12 months relatively large amounts of monthly non-firm transmission that could be used by CP&L and Florida Power to transmit power in a northerly direction. 35/ The most restrictive period of posted capacity available to transmit power across the intervening transmission providers in Georgia (i.e., Southern Company, MEAG and
                                               ----
GTC) and through any of the Carolina utilities (i.e., Duke Power, SCE&G or
                                                ----
Santee Cooper) to CP&L's eastern control area is 263 MW during June, July, and August of 2000. The reduction in available transmission capacity during the summer 2000 months is due primarily to existing confirmed firm monthly reservations made by transmission customers of Southern Company for this period. However, the majority (nearly 700 MW) of these reservations were previously purchased on behalf of Florida Power and therefore could be used by Florida Power or CP&L to deliver power to Southern Company (assuming the merger was effective during the relevant timeframe). The amount of transmission capacity as derived from OASIS in all other examined months is much greater, ranging from at least 1,286 MW to 1,921 MW. In addition, there are usually significant amounts of non-firm hourly transmission, which can be used for economy transactions, that can be made available by the Georgia transmission providers as a result of the benefit of netting the predominant north-to-south flows against south-to-north flows. The amount of available transmission capacity posted by the intervening transmission providers simply reflects the capability of the transmission facilities in this region, reduced by any confirmed reservations made by transmission customers (including CP&L and Florida Power) of those providers. (See Southeast transmission map, filed herewith as Exhibit E-2). More importantly, the OASIS postings indicate that a significant amount of transmission is available over an entire 12-month period, which suggests that CP&L and Florida Power will be able to obtain additional non-firm transmission capacity under the open access transmission tariffs of the intervening utilities on an as-needed basis, as contemplated by Order No. 888.

     The foregoing shows available (i.e., remaining) non-firm transmission
                                    ---
capacity, taking into consideration the confirmed reservations made by third parties, in addition to those made by CP&L and Florida Power, for the next twelve months. Although there can be no assurance that capacity posted as


------------------------
34/ An additional transmission path is available through Southern Company and TVA into CP&L's western control area.

35/ OASIS is the FERC-mandated electronic bulletin board on which transmission operators post the amount of transmission capacity that is available to potential purchasers. Because of the limitations on OASIS postings, information pertaining to the availability of short-term service for 2001 and beyond is not available.

available today will be fully available at all times in the future, it is important to note that additional long-term transmission capacity (over and above the 50 MW Contract Path) is currently available for 2001 (and presumably later years) across several of the intervening transmission providers which would allow for power deliveries by Florida Power to CP&L of several hundred MW. Moreover, the relatively large amount of capacity posted as available on a short-term basis over the next 12-month period strongly suggests that transmission service to interconnect CP&L and Florida Power in a south-to-north direction will be available most of the time during 2001 and later years, even if the Applicants elect not to reserve any additional capacity on a long-term basis.

     Planning to obtain some future transmission on an as-needed basis is not only efficient, it is the most pro-competitive approach to interconnecting the Applicants' systems. Making large, long-term transmission reservations could constrain parts of the grid unnecessarily, to the detriment of other potential transmission users. Therefore, consistent with FERC's open access policies, part of CP&L's and Florida Power's plan to interconnect and integrate their systems will be through use of their rights to available transmission capacity under Order No. 888. The apparent availability of transmission capacity on an as-needed basis, coupled with the long term reservation of the 50 MW Contract Path between Florida Power and CP&L, plainly demonstrates that the two systems will be "physically interconnected or capable of physical interconnection," as required by Section 2(a)(29)(A).

     The Applicants also considered obtaining a north-to-south transmission path into Florida from the CP&L system. However, the import capability into Florida over the Southern/Florida Interface currently is fully subscribed on a firm basis. Any additional reservation of long-term firm transmission capacity by CP&L into Florida (assuming it were available) could prevent competing suppliers of generation from obtaining firm transmission service for delivery of power to Florida markets and therefore raise concerns about the potential anti-competitive effects of the transaction. In any event, the Applicants do not believe that it is necessary in order to satisfy the integration requirements under the Act for the companies to reserve any additional transmission capacity into Florida solely to facilitate energy transfers by CP&L to Florida Power. As previously indicated, Florida Power already holds 438 MW of transfer capacity into Florida, its allocated share under the Interface Agreement. This represents about one-ninth of the total transfer capability into peninsular Florida over the Southern/Florida Interface. Although Florida Power is currently using substantially all of that allocated capacity to support its purchases under the Southern UPS Agreement, when that agreement terminates, Florida Power would have the right to use its allocated share of transfer capacity to purchase power from other sources outside Florida, including CP&L.

     In addition, while the 3,600 MW total transfer capacity on the Southern/Florida Interface is fully subscribed on a firm basis, the actual net flows in the southbound direction exceed 3,000 MW in only 7.7% of the hours. 36/ Thus, even without the ability to reserve a firm north-to-south contract path from CP&L to Florida Power, it appears that the companies will be able to obtain non-firm transmission capacity when and as needed during most hours.


------------------------
36/  See Prepared Direct Testimony of Dr. J. Stephen Henderson, Exhibit No.
     ---
CF-1300 to FERC Application (Exhibit D-1 hereto), p. 18.

          (b) Coordination. Historically, the Commission has interpreted the
              ------------
requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." See, e.g., Conectiv,
                                                      ---  ----  --------
supra, citing The North American Company, 11 S.E.C. 194, 242 (1942), aff'd, 133
-----         --------------------------                             -----
F.2d 148 (2d Cir. 1943), aff'd on constitutional issues, 327 U.S. 686 (1946).
                         ----- -- ---------------------
The Commission has noted that, through this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id. (citations omitted). Applicants submit that the need for
              --
"joint economic dispatch" that the Commission has historically focused on reflects an outdated structure of the industry and regulatory requirements. So-called "single" dispatch and committed bilateral power exchanges are not required by the explicit terms of the statute and, indeed, may be inconsistent with regulatory requirements and the economical and efficient operation of large systems. Accordingly, Applicants further submit that in today's environment, the coordination requirement should be deemed satisfied if utilities are able to achieve efficiencies through such measures as coordinated generating plant operations; coordinated marketing efforts, both as a buyer and seller of electricity; joint purchasing and inventory management; the integration of administrative and general services and programs; and gas/electric convergence measures, which will lead to lower costs for gas as a fuel for the generation of electricity.

     This is not a matter of first impression. Nearly a decade ago, the Commission found, and the courts agreed, that the coordination requirement could be satisfied even if power never flowed between two parts of the system. Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990). Environmental
---------------------------------                                 -------------
Action involved the acquisition by a holding company of voting securities of a
------
new generating company. The intervenors argued that the acquisition did not satisfy the standards of the Act in that, among other things, the system's existing electric utility company had represented only that it might purchase up
                                                               -----
to twenty percent of the generating company's capacity if, and only if, the price of such power was competitive in the market. The Court of Appeals noted that the utility company might not purchase any of the generating company's output but, nonetheless, concluded that the Commission had correctly found that the utility company and generating company could be operated as part of a coordinated system within the meaning of the Act. Id. at 1264-65, citing
                                                  --
Electric Energy, Inc., 38 S.E.C. 658 (1958) (finding that the acquisition of the
---------------------
stock of a new generating company would satisfy the integration standards even though the companies sponsoring the construction of the generating plant only pledged to buy any surplus energy remaining after the plant had supplied the needs of the major purchaser, a federal government agency). More recently, the Commission found similar types of coordinated operational and administrative functions to constitute "de facto" integration. Sierra Pacific Resources,
                                                ------------------------
Holding Co. Act Release No. 27054 (July 26,1999). Moreover, the coordination of administrative functions and joint marketing activities were crucial factors in the Commission's determination that the coordination requirement was satisfied in Sempra Energy and NIPSCO.
   -------------     ------

     In applying the integration standard, the Commission also looks beyond simply the coordination of the generation and transmission facilities within a system to the coordination of other activities. See, e.g., General Public
                                                ---  ----  --------------
Utilities Corp., 37 S.E.C. 28 (1956) (integration accomplished through power
---------------
dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle South Utilities, Inc., 35
                                            ----------------------------
S.E.C. 1 (1953), petition to reopen denied, 36 S.E.C. 383 (1955), rev'd sub nom.
                 -------------------------                        -------------
Louisiana Public Service Comm'n v. SEC, 23 5 F.2d 167 (5th Cir. 1956), rev'd,
-------------------------------    ---                                 ------
353 U.S. 368 (1957), reh'g denied, 354 U.S. 928 (1957) (integration accomplished
                     ------------
through an operating committee which coordinates not only the scheduling of generation and system dispatch, but also makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and transmission); North American Company, 32 S.E.C. 169 (1950) (economic
               ----------------------
integration is demonstrated by the exchange of power, the coordination of future power demand, the sharing of extensive experience with regard to engineering and other operating problems, and the furnishing of financial aid to the company being acquired). See also NIPSCO, supra (functional merger of Bay States and
                 --- ---- ------  -----
NIPSCO gas supply departments through NIPSCO Services, "a service company subsidiary of NIPSCO that provides financial, accounting, tax, purchasing, natural gas portfolio management, and other administrative services to associate companies.").

     The Applicants will satisfy the coordination requirement in several important ways: First, under the Integration Agreement, CP&L will coordinate the planning, operation and maintenance of generating capacity resources and the dispatch of electricity throughout the combined system of CP&L and Florida Power. The Integration Agreement will provide for coordinated dispatch. Under this arrangement, system dispatchers will arrange for economy energy sales where such sales will lower the operating costs of the purchasing company. To allay any concerns that state commissions and FERC may have, the sales will not be made if the purchaser has a better purchase opportunity, or the seller has a better sales opportunity. The Integration Agreement also provides for short-term capacity and associated energy sales, subject to the same limitations. The Integration Agreement also provides for joint generation planning and the common procurement of resources, although, again, the agreement addresses potential state concerns by making explicit that any resource additions will comply with applicable state procurement requirements. Additionally, the Integration Agreement also vests in CP&L, as agent, the responsibility of arranging joint sales and purchases of electricity, as described below, and makes provision for the allocation of associated costs and revenues.

     Second, CP&L and Florida Power will coordinate through joint marketing efforts, both as a buyer and seller. System dispatchers will continually monitor the generation needs and capacity of the CP&L/Florida Power systems. CP&L and Florida Power already have the ability to reach common suppliers, purchasers, and trading hubs in various combinations. Thus, there will be opportunities for CP&L and Florida Power to operate their generation assets in a coordinated fashion by buying and selling power in the wholesale market to decrease the overall production costs of the two systems. The diversity of weather, generator outages, fuel supply and localized economic conditions will create opportunities to allocate resources more efficiently. This can be accomplished without the need to actually move power from the CP&L system or Florida Power system to the other company's system on a regular or sustained basis. For example, Florida Power's 400 MW of capacity under the Southern UPS Agreement could be used from time to time to support CP&L's long-term firm sales of power to MEAG (up to 160
MW), Santee Cooper (200 MW of peaking capacity after 2001) or NCEMC (800 MW of peaking capacity, 450 MW of which is located in Duke Power's control area). Similarly, CP&L's wholly owned subsidiary, Monroe Power Company, which owns and operates a 160 MW simple-cycle unit in central Georgia and is planning to add an additional 160 MW unit in 2001, could, subject to the availability of transmission, support Florida Power's wholesale sales. Further, the combined resources of CP&L and Florida Power can be used to make opportunity sales in common trading hubs such as the Entergy and TVA markets.

     Third, in order to take advantage of the opportunities presented by coordinated operation, CP&L will run a system dispatch model of the utilities' combined resources on a day-ahead basis. The model will identify opportunities for CP&L and Florida Power to exchange power on an economy basis and to make short-term off-system sales.

     Fourth, the combined system in this matter will be coordinated in a variety of ways beyond simply the coordination of the generation and marketing functions within the system. Among other things, virtually all management, administrative and corporate support services will be provided by CP&L Service to its associate companies. In addition, the accounting functions of the combined system will be consolidated through the use of a single system. CP&L Energy will have a single accounting organization which will be managed by a single team in one or more locations. The coordination and integration of the combined system is expected to be further achieved through the coordination and integration of information system networks; procurement organizations; organizational structures for power generation, energy delivery and customer relations; and support services.

     In the near term, the Applicants do not intend to implement an automated economic dispatch capability that would control the output and delivery of all system generating resources on a system-wide basis, without regard to ownership. The Applicants believe any proposal to operate in such a manner would not be well received by their respective state commissions, for at least two reasons:
First, as regulated utilities, CP&L and Florida Power are required to obtain the best terms in the market, rather than simply assume that resources available through an affiliate will be the lowest cost source of supply. And second, as already noted above, each of the utilities will be expected to provide its respective native load customers with the benefits associated with each utility's existing assets. That requirement is reflected by the terms of the Integration Agreement and makes automated economic dispatch impractical at this time.

     Under Section 2(a)(29)(A), the Commission must also find that the resulting interconnected and coordinated system may be "economically operated." This calls for a determination that coordinated operation of the combined company's facilities is likely to produce economies and efficiencies. The question whether a combined system will be economically operated under Section 10(c)(2) and
Section 2(a)(29)(A) was recently addressed by the U.S. Court of Appeals in Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999). In that
--------------------------------    ---
case, the court determined that in analyzing whether a system will be economically coordinated, the focus must be on whether the acquisition "as a whole" will "tend toward efficiency and economy." Id. at 1341. The Share
                                                  --
Exchange will clearly meet this standard. As explained in Item 3.C.2. below, CP&L Energy and Florida Progress estimate that the net savings from the Share Exchange will reach at least $100 million annually in the first full year following closing.

     In short, all aspects of the combined system will be centrally and efficiently planned and operated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system as demonstrated by the variety of means through which its operations will be coordinated and the efficiencies and economies expected to be realized by the proposed transaction.

          (c) Single Area or Region. As required by Section 2(a)(29)(A), the
              ---------------------
operations of CP&L and Florida Power will be confined to a "single area or region in one or more States." While the terms "area" and "region" are not defined in the Act, the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state." 37/ The Commission has specifically found that the combining systems need not be contiguous in order for the requirement to be met. 38/ Rather, the Commission has found that the single area or region test should be applied flexibly when doing so does not undercut the policies of the Act against "scatteration" -- that is, "the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation." NIPSCO, supra (applying the single area or region requirement with
             ------  -----
respect to gas utility system); accord, Sempra Energy, supra. 39/
                                ------  -------------  -----

     Moreover, the Division has recommended that the Commission "interpret the 'single area or region' requirement flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act" and that the Commission place "more emphasis on whether an acquisition will be economical." 1995 Report at 66, 69. The Division has recognized that "recent institutional, legal and technological changes ... have reduced the relative importance of... geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with noncontiguous service territories." 1995 Report at 69. It has also recognized that the concept of geographic "integration" has been affected by "technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers." Id. Such
                                                                    --
advances and developments are breaking down traditional boundaries and concepts of regions. The Commission has confirmed its support for the 1995 Report, citing, in particular, the Division's recommendation that the Commission "continue to interpret the `single area or region' requirement of [the 1935 Act] to take into account technological advances." NIPSCO, supra; accord, Sempra
                                              ------  -----  ------  ------
Energy, supra.
------  -----

     The Applicants believe that the CP&L Energy electric system will satisfy the "single area or region" requirement. The retail service area of the CP&L Energy system will be confined to three states (North and South Carolina and Florida) in a defined geographic region - the southeastern United States. (See


------------------------
37/ In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the Act. For example, the Entergy system covers portions of four states (Entergy Corp, supra), and the Southern Company system provides electric service
 ------------  -----
to customers in portions of four states (Southern Co., supra). As early as 1945,
                                         ------------  -----
the Commission found that the operations of American Electric Power in seven states were confined to a single region or area. American Gas and Electric Co.,
                                                 -----------------------------
21 S.E.C. 575 (1945).

38/  See, e.g., Conectiv, Inc. Holding Co. Act Release No. 26832 (Feb. 25,
     ---  ----  -------------
1998); cf. New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug.
       --  --------------------------
1, 1997) (integration test was met where entities planned to build a 300-mile transmission line to interconnect the systems which operated in noncontiguous territories).

39/  In Gaz Metropolitain, Inc., the Commission agreed that a single area or
     --------------------------
region could include areas across international borders. Holding Co. Act Release No. 26170 (Nov. 23, 1994).

Service Area Map filed as EXHIBIT E-1 hereto). Further, while neither CP&L nor Florida Power has any retail customer base in Georgia, both make wholesale sales to customers in Georgia, and CP&L, through a subsidiary, has already constructed and is planning future construction of generating assets located in Georgia. Similarly, Florida Power controls approximately 400 MW of generating capacity located in Georgia and Alabama under the Southern UPS Agreement. Moreover, Georgia Power jointly owns with Florida Power a 150 MW combustion turbine unit located at Intercession City in Osceola County, Florida. Georgia Power uses its portion of the output from this unit to serve loads in Georgia. Thus, the Carolinas, Georgia and Florida are clearly part of a single bulk power marketing region.

     Moreover, although the physical distance between CP&L and Florida Power's retail service areas is approximately 350 miles, Applicants do not believe that the combination of CP&L and Florida Power would contravene the policy of the Act against "scatteration." As stated in Sempra Energy, supra, "The Act is directed
                                     -------------  -----
against the growth and extension of holding companies [that] bear no relation to economy of management and operation or the integration and coordination of related operating properties." In this case, the electric operations of CP&L and Florida Power will be economically operated as a single interconnected and coordinated system. Further, as indicated, CP&L and Florida Power operate in a defined geographic region (the Southeast U.S.) and both own or control substantial generating assets that are located in Georgia and in the parts of North Carolina and South Carolina that are not served by CP&L. Finally, as demonstrated below, the combined system will not have an adverse effect upon localized management, efficient operation or effective regulation.

          (d) Size. The final clause of Section 2(a)(29)(A) requires the
              ----
Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. In the instant matter, these standards are easily met. The size of the CP&L Energy electric system will not impair the advantages of localized management, efficient operation or the effectiveness of regulation. Instead, the proposed transaction will actually increase the efficiency of operations.

               Localized Management -- The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management" (Centerior Energy Corp, 49 S.E.C. at 479), or where the acquired company's
 ---------------------
management would remain substantially intact. (AEP, supra). The Commission has
                                               ---  -----
noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation." AEP, 46 S.E.C. at 1312.
                                                        ---
The Commission also evaluates localized management in terms of whether a merged system will be "responsive to local needs." Id.
                                            --

     The management of CP&L Energy will be drawn primarily from the existing management of CP&L and Florida Progress and their subsidiaries. CP&L Energy will maintain its corporate headquarters in Raleigh, North Carolina. The electric utility subsidiaries will continue to operate through regional offices with local service centers and line crews available to respond to customers' needs. CP&L Energy will preserve the well-established delegations of authority -- currently in place at CP&L and Florida Power -- which permit the local, district and regional management teams to budget for, operate and maintain the electric distribution system, and to schedule work forces in order to continue to provide the high quality of service which the customers of CP&L and Florida Power have enjoyed in the past. In short, CP&L and Florida Progress will continue to be managed on a day-to-day basis at a local level, particularly in areas that must be responsive to local needs. Accordingly, the advantages of localized management will not be impaired.

               Efficient Operation -- As discussed above in the analysis of
Section 10(b)(1), the size of CP&L Energy will not impair efficient operation; rather, the Share Exchange will result in significant economies and efficiencies, as described in Item 3.C.2 below. Operations (as described in Item 1.F.) will be more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.

               Effective Regulation -- The proposed transaction will not impair the effectiveness of regulation at either the state or federal level. Florida Power will continue to be regulated by the FPSC with respect to retail rates, service and related matters. CP&L will continue to be regulated by the NCUC and SCPSC with respect to retail rates, service and related matters. 40/ On the federal level, CP&L Energy will be fully regulated as a registered holding company. The electric utility subsidiaries of CP&L Energy will continue to be regulated by FERC with respect to interstate electric sales for resale and transmission services, by the NRC with respect to the operation of nuclear facilities, and by the FCC with respect to certain communications matters.

          (ii)     Retention of NCNG's Gas System

     Under the "ABC" clauses of Section 11(b)(1), a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is "not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:


------------------------
40/ The CP&L and Florida Power management structures are designed to facilitate communications with state regulators. Each company has established departments which have responsibility for state regulatory, environmental and corporate communications and have other external relations purposes. These departments provide a point of contact with each of the state regulatory and environmental offices and have the responsibility for handling all regulatory contacts, including making state regulatory filings and answering customer inquiries to the regulatory commissions. It is expected that these departments will continue to perform these same functions within the respective utility companies after the Share Exchange.

          a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     NCNG's gas distribution system constitutes an integrated gas system. NCNG supplies gas to 110 cities and towns and four municipal gas distribution systems in a contiguous area of eastern and south central North Carolina. It purchases gas from a variety of out-of-state sources (chiefly in the Gulf Coast and southwest producing areas), most of which is delivered to NCNG pursuant to long-term contracts with Transco and Columbia Gas.

          (a) Loss of Economies. Clause A requires a showing that each
              -----------------
additional integrated system cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by a holding company of such system. The Commission has historically considered four ratios as a "guide" to determining whether lost economies are "substantial" under Section 11(b)(1)(A). Specifically, the Commission has examined the estimated loss of economies expressed in terms of the ratio of increased expenses to the system's total operating revenues, operating revenue deductions (excluding federal income taxes), gross income and net income before federal income taxes. (See, e.g. WPL Holdings, Inc., Holding Co. Act Release No.
                       ---  ---  ------------------
26856 (April 14, 1998); and New England Electric System, 41 S.E.C. 886, 893 -
                            ---------------------------
899 (1964).

     In a number of early cases, the Commission considered the increases in operational expenses that were anticipated upon divestiture, but also took into account, as offsetting benefits, the significant competitive advantages that were perceived to flow from a separation of gas and electric operations. Among these was the assumption that a combination of gas and electric operations is typically disadvantageous to the gas operations and, hence, the assumption that the public interest and the interests of investors and consumers (the protected interests under the Act) are promoted by a separation of gas and electric operations.

     Many regulated utilities are in the midst of, or have completed, restructurings or major transactions designed to permit them to become complete energy services companies which can offer customers an array of fuels to meet their complete energy needs through a "one-stop" energy company, an industry shift that the Commission has expressly recognized. Recently, the Commission has approved a number of transactions involving the combination of gas companies and electric companies serving overlapping areas. 41/ All of those transactions demonstrate that market forces are pushing for the convergence of electric and gas operations in one corporate entity; namely, a full service energy utility company.


------------------------
41/  See e.g., TUC Holdings Company, et al., Holding Co. Act Release No.
     --- ----  ----------------------------
26749 (Aug. 1, 1997); BL Holding Corp., Holding Co. Act Release No. 26875 (May
                      ----------------
15, 1998); and Sempra Energy, Holding Co. Act Release No. 26890 (June 26, 1998);
               -------------
and Northeast Utilities, Holding Co. Act Release No. 27127 (Jan. 31, 2000).
    -------------------

     Thus, the traditional model of a vertically integrated gas or electric utility company is becoming, in various regions of the country, obsolete and evidence continues to mount that the model utility company of the near future will be the one-stop energy company. The Commission has recognized this trend and has followed the Division's recommendation made in the 1995 Report to "liberalize its interpretation of the `ABC' clauses." 1995 Report at 74-76.

     In New Century Energies, Inc., supra, the Commission applied the "ABC"
        --------------------------  -----
Clauses to a proposed acquisition of two unaffiliated utilities by a new holding company. The Commission reconsidered and rejected the emphasis in many of its earlier cases requiring evidence of a severe, even crippling, effect of divestment upon the separated system. The Commission stated that this approach is outmoded in the contemporary utility industry. The Commission explained that, as a result of the convergence of the gas and electric industries now underway, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor therefore operates to compound the loss of economies represented by increased costs. This view was repeated in WPL Holdings, Inc. In that case, the Commission noted that, although
            -----------------
franchised monopolies are still the rule, competition among energy suppliers is increasing and increased expenses of separate operation may no longer be offset, as they were in New England Electric System, supra, by a gain of qualitative
                ---------------------------  -----
competitive benefits, but rather may be compounded by a loss of these benefits. More recently, in Northeast Utilities, Holding Co. Act Release No. 27127 (Jan.
                  -------------------
31, 2000) ("Northeast/Yankee"), the Commission approved the acquisition by a
            ----------------
registered electric utility holding company of the stock of a relatively small gas company serving customers in substantially the same area upon finding that the companies would operate on a coordinated basis and would realize significant cost savings after a period of four to five years.

     In the present case, following consummation of the Share Exchange, the entire CP&L Energy system will be operated as a single coordinated system in that there will be a significant degree of centralized services in CP&L Service, as well as sharing of existing resources and capabilities of CP&L, Florida Power and NCNG. Thus, following consummation of the Share Exchange, the CP&L Energy system will consist of a large integrated electric utility system operating in three states and a smaller integrated gas utility system which will operate on a coordinated basis offering services to customers in parts of North Carolina that overlap CP&L's service territory to a significant extent.

     Permitting CP&L Energy to retain NCNG will assure NCNG access to greater financial and other resources, and, at the same time, enable CP&L to evolve into a total energy services provider and achieve the other strategic goals it envisioned in acquiring NCNG. In this regard, a combination electric and gas utility system can offer a wide range of benefits to customers, including the convenience and efficiency of dealing with a single energy supplier. From the customer's standpoint, this can reduce transaction costs incurred in gathering and analyzing information, contacting energy suppliers, negotiating terms of multiple service contracts and paying bills. Combining gas and electric operations can also simplify community planning on energy-related matters. For utility shareholders and employees, a total energy service provider is better positioned to respond to a competitive environment and to remain an attractive investment opportunity for shareholders and an appealing employer for utility employees.

     In contrast, CP&L Energy's competitive position in the market would suffer as a result of any divestiture of NCNG because, as the electric and gas industries continue to converge, energy suppliers must be able to offer their customers a range of energy options. One other gas company in North Carolina (Public Service Company of North Carolina) has already completed a business combination with an out-of-state utility that is primarily an electric company (SCANA Corporation). 42/ The same sort of merger and acquisition activity involving combinations of electric companies and gas companies is also taking place in Pennsylvania, Connecticut, Massachusetts, Ohio, Maryland, and West Virginia.

     In the 1995 Report, the Division noted that "it does not appear that the SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of Section 11(b)(1)(A)" and "that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas." The Division recommended that the Commission interpret
Section 11(b)(1) of the Act to allow registered holding companies to hold both gas and electric operations as long as each affected state utility regulatory commission approves of the existence of such a company.

     In this connection, it is appropriate for the Commission to consider that, in approving the affiliation of CP&L and NCNG, the NCUC found that North Carolina utility customers would benefit in several important respects. Specifically, the NCUC found that the combination of CP&L and NCNG would help ensure CP&L an adequate, reliable and cost-effective supply of natural gas for its gas-fired electric generating assets; promote the expansion of intrastate natural gas transmission lines in North Carolina, in that the overall economies of expansion plans would improve when CP&L's need for gas as a fuel is combined with NCNG's need for gas transportation; and make it more likely that natural gas service would be extended into unserved parts of North Carolina as and when CP&L gas-fired generating units become the "anchor tenant" providing the economic justification for expansion of gas service into the nearby local communities. While not all of these benefits are quantifiable, they are undoubtedly important. In this regard, although CP&L has owned NCNG for only a short time, the two companies are already working together to develop new pipeline expansions into eastern North Carolina and are jointly managing their portfolios of gas supply, transportation and storage assets.

     Further, in approving CP&L's acquisition of NCNG, the NCUC also adopted a comprehensive code of conduct and related set of regulatory conditions designed to, among other things, prevent CP&L and NCNG from unreasonably favoring their affiliates, assure the continuation of competition between gas and electric service, and prevent discrimination against other gas-fired electric generators. Accordingly, to the extent that the preservation of inter-modal competition between gas and electric service was a significant reason for forcing the separation of secondary gas systems in the past, it is clear that these concerns have been addressed by the NCUC.

     As indicated above and in more recent Commission precedents, the Commission has adopted a new model of regulation under the Act which permits convergence of energy services under a registered holding company and which promotes


------------------------
42/  See SCANA Corporation, Holding Co. Act Release No. 27133 (Feb. 9, 2000).
     --- -----------------
competition among energy providers. In New Century Energies, supra, the
                                       --------------------  -----
Commission relied on both increased expenses and the potential loss of competitive advantages that could result from separation from the electric system in approving the merger. The Applicants believe that, consistent with recent precedents, the Commission should in this case defer to the judgment of the NCUC as to the strategic benefits that North Carolina consumers will realize from the combination of CP&L and NCNG, which would be forfeited if CP&L Energy were obligated to divest NCNG.

          (b) Same State or Adjoining States. The proposed Share Exchange does
              ------------------------------
not raise any issue under Section 11(b)(1)(B) of the Act, as NCNG is located and operates exclusively in North Carolina, a state in which CP&L operates. Thus, the requirement that each additional system be located in one state or adjoining states is satisfied.

          (c) Size. Further, retention of NCNG as an additional integrated
              ----
system raises no issue under Section 11(b)(1)(C) of the Act. The combination of the systems under the control of a single holding company will not be "not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." As the Commission has recognized elsewhere, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued combination of the gas operations under CP&L Energy is not too large.

     Based on data through September 30, 1999 (pro forma to include the results of operations of NCNG for 12 months), and giving effect to the Share Exchange, NCNG's natural gas operations will represent only 2.4% of net utility plant of CP&L Energy; operating revenues for the natural gas operations will represent only 3.1% of total utility revenues; and natural gas customers will constitute only 4.2% of all utility customers, while electric operations will represent 95.8%.

     As indicated, since acquiring NCNG, the gas procurement functions of NCNG and CP&L have been centralized. CP&L now administers the combined portfolios of supply, transportation and storage contracts for the two companies. In most other respects, the local operations of NCNG continue to be handled from NCNG's regional offices. Management is therefore geographically close to the gas operations, thereby preserving the advantages of localized management. Finally, from the standpoint of regulatory effectiveness, it must be reiterated that the NCUC just recently approved CP&L's acquisition of NCNG subject to regulatory conditions and adoption of a code of conduct designed to preserve competition and prevent against other forms of affiliate abuse.

          (iii)   Retention of Other Businesses

     With one exception, the non-utility interests of CP&L Energy and Florida Progress are fully retainable under the standards of Section 11(b)(1) of the Act. Corporate charts showing the subsidiaries, including non-utility subsidiaries of CP&L Energy and Florida Progress, are filed as EXHIBITS E-3 (Revised) and E-4 (Revised). A corporate chart showing the projected arrangement of these subsidiaries under CP&L Energy is filed as EXHIBIT E-5 (Revised).

     Standard for retention: Section 11 (b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." The Commission has historically interpreted this provision to require an operating or "functional" relationship between the non-utility activity and the system's core utility business. See, e.g. Michigan
                                                             ---  ---- --------
Consolidated Gas Co., 44 S.E.C. 361 (1970), aff'd, 444 F.2d 913 (D.C. Cir.
--------------------                        -----
1971); United Light and Railways Co., 35 S.E.C. 516 (1954); CSW Credit, Inc., 51
       -----------------------------                        ----------------
S.E.C. 984 (March 2, 1994); and Jersey Central Power and Light Co., Holding Co.
                                ----------------------------------
Act Release No. 24348 (March 18, 1987).

     In 1997, in response to a recommendation made by the Division in the 1995 Report, the Commission adopted Rule 58, 43/ which conditionally exempts from the pre-approval requirements of Sections 9(a) and 10 of the Act the acquisition by a registered holding company of securities of companies engaged in certain specified categories of "energy-related" businesses which the Commission has determined, on the basis of experience, are so closely related to the business of a public-utility company as to be considered in the ordinary course of a public utility business. In adopting Rule 58, the Commission "has sought to respond to developments in the industry by expanding its concept of a functional relationship." Rule 58 Release at 11. Importantly, Rule 58 does not require that non-utility businesses of the type covered by the rule be "functionally" related to a holding company's utility operations at all. As set forth more fully in Annexes C (Revised) and D (Revised) the non-utility business interests that CP&L Energy will hold, directly or indirectly, following the Share Exchange meet the Commission's standards for retention, with one exception. Many of CP&L Energy's non-utility subsidiaries fit within the definition of "energy-related company" under Rule 58.

     In approving New Century Energies' retention of the non-utility businesses of its utility subsidiaries in 1997, the Commission also excluded such businesses from the limitation upon investment in "energy-related companies" under Rule 58, noting that the restrictions of Section 11(b)(1) are applicable to registered holding companies and not to exempt holding companies. Rule 58 provides in section (a)(1)(ii) thereof that investments in non-utility activities that are exempt under Rule 58 cannot exceed 15% of the consolidated capitalization of the registered holding company. In its statement supporting the adoption of the Rule, the Commission stated:

     The Commission believes that all amounts that have actually been invested in energy-related companies pursuant to commission order prior to the date of effectiveness of the Rule should be excluded from the calculation of aggregate investment under Rule 58. The Commission also believes it is appropriate to exclude from the calculation all investments made prior to that date pursuant to available exemptions.

Rule 58 Release at 50-51. Because CP&L Energy and Florida Progress are both exempt holding companies, none of the investments they have heretofore made in non-utility businesses, as described in Annex C (Revised) and Annex D (Revised) hereto, were pursuant to Commission order. Accordingly, investments made by the two companies prior to the effective date of the Share Exchange which will be


------------------------
43/  "Exemption of Acquisition by Registered Public-utility Holding Companies
      -----------------------------------------------------------------------
of Securities of Non-utility Companies Engaged in Certain Energy-related and
----------------------------------------------------------------------------
Gas-related Activities," Holding Co. Act Release No. 26667 (Feb. 14, 1997)
----------------------
("Rule 58 Release").

retained after the Share Exchange should not be counted in the calculation of the 15% investment limitation. 44/

     The Applicants acknowledge that Florida Progress's interest in Mid-Continent, a life insurance company, is not retainable under the standards of Section 11(b)(1) of the Act. On April 14, 1997, the Insurance Commissioner of the State of Oklahoma received court authority to place Mid-Continent in receivership. Pursuant to a letter of intent with the Insurance Commissioner, who is the Receiver of Mid-Continent, Florida Progress and its subsidiary, Progress Capital, have agreed to (i) turn over the Mid-Continent stock held by Progress Capital and (ii) pay $10 million to the Receiver to be used in the rehabilitation of Mid-Continent provided that, among other things, Florida Progress, Progress Capital and their officers and directors are provided full release from liability relating to Mid-Continent. The divestiture of the stock of Mid-Continent by Progress Capital is an integral part of the rehabilitation plan for Mid-Continent, which requires court approval. A hearing on that plan is currently scheduled to begin on September 18, 2000. In the event that Mid-Continent has not been divested by Progress Capital before the effective date of the Share Exchange, Florida Progress will endeavor to divest Mid-Continent within three years. CP&L Energy requests the Commission to reserve jurisdiction over its retention of Mid-Continent during such three-year period.

     2.   Section 10(c)(2)
          ----------------

     Because the Share Exchange is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

     The Share Exchange will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realized only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, supra at 1320 - 1321. Some potential benefits cannot be precisely estimated; nevertheless, they too are entitled to be considered. As the Commission has observed, "[s]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., 49 S.E.C. at 480.
               ----------------------

     The Applicants have estimated the nominal dollar value of synergies from the Share Exchange to be at least $100 million (net of costs to achieve) annually beginning with the first full year after closing. The Share Exchange is expected to yield several types of presently quantifiable benefits and savings in the following areas:45

     Integration of Corporate Functions. The combined company should be able to reduce the number of redundant functions where the staffing levels are relatively fixed and do not directly vary with an increase or decrease in the number of employees or customers. Preliminary analyses indicate the integration of duplicative functions could result in net labor savings of $24 to $32 million in 2001 and increase to $38 to $45 million by 2003.


------------------------
44/  See, e.g., New Century Energies, Inc., supra n. 38; and SCANA
     ---  ----  --------------------------  ----- -          -----
Corporation, supra n. 44.
-----------  ----- -

45/ All amounts are before transaction expenses (estimated at approximately $39.9 million) and certain transition costs, e.g., severance costs, relocation
                                             ----
expenses, etc. (estimated at $109 million).

     Integration of Corporate Programs. The combined company should be able to integrate corporate and administrative programs which will reduce non-labor costs in the areas of insurance, advertising, professional services, benefits plan administration, credit facilities, association dues, and shareholder services, among others. In addition, future operational expenditures in the area of information systems that each company would make on a stand-alone basis should be significantly reduced. Initial examinations project the elimination of duplicate corporate programs could result in savings of $24 to $32 million in 2001 and rise to $30 to $37 million by 2003.

     Purchasing Economies. The combined company should be able to centralize purchasing functions. It should also be able to obtain purchasing leverage resulting in greater volume discounts for materials and services. Initial estimates indicate the combined company could save $2 to $3 million in 2001 increasing to $4 to $6 million by 2003 in O&M expense through initiatives to centralize purchasing and utilize greater leverage with suppliers. The capital investment savings related to purchasing centralization is expected to range from $16 to $18 million in 2001 to $11 to $13 million in 2003.

     Fuel Procurement. The combined company should achieve economies as a result of its integrated purchasing to meet its larger combined fuel requirements. More analyses are necessary and underway to reasonably estimate the amount of savings anticipated from the fuel procurement activities of the combined company. Currently, at least $1 to $2 million annually in savings is projected.

     Business Optimization. The combined company is considering the implementation of best practice initiatives which initial estimates indicate could yield savings of $24 to $30 million in 2001 and increase to $32 to $40 million by 2003.

     In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These include:

     Improved Competitive Capability: A combined CP&L Energy/Florida Progress will be able to meet the challenges of the increasingly competitive environment in the utility industry more effectively than either CP&L Energy or Florida Progress standing alone. The Share Exchange will create the opportunity for strategic, financial and operational benefits for customers in the form of stable rates over the long term and for shareholders in the form of improved access to capital markets and financial flexibility.

     Expanded Management Resources: A combined CP&L Energy/Florida Progress will be able to draw on a larger and more diverse mid and senior-level management pool to lead the new company forward in an increasingly competitive environment for the delivery of energy, and should be better able to attract and retain the most qualified employees. The employees of CP&L Energy should also benefit from new opportunities in the expanded organization.

     More Diverse Service Territory: The combined service territories of CP&L and Florida Power will be larger and more diverse than either of the service territories of CP&L or Florida Power as independent entities. This increased geographical diversity will mitigate the risk of changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

     These expected savings will meet or exceed the anticipated savings in a number of recent acquisitions approved by the Commission. See, e.g., Dominion
                                                          ---  ----  --------
Resources, Inc., et al., Holding Co. Act Release No. 27113 (Dec. 15, 1999)
-----------------------
(estimated quantifiable benefits of $700 million over the first ten years following merger); NIPSCO Industries, Inc., Holding Co. Act Release No. 26975
                   ----------------------
(Feb. 10, 1999) (estimated expected savings of $57.45 million over ten years); LG&E Energy Corp., Holding Co. Act Release No. 26866 (April 20, 1998) (estimated
-----------------
expected savings of $687.3 million over ten years); WPL Holdings, Holding Co.
                                                    ------------
Act Release No. 26856 (April 14, 1998) (estimated expected savings of $680 million over ten years); Conectiv, Holding Co. Act Release No. 26856 (Feb. 25,
                         --------
1998) (estimated expected savings of $500 million over ten years); Ameren
                                                                   ------
Corporation, supra (estimated savings of $686 million over ten years); New
-----------  -----                                                     ---
Century Energies, supra (estimated net savings of $770 million over ten years);
----------------  -----
and TUC Holding Company, supra (estimated savings of $505 million over ten
    -------------------  -----
years).

     D.   Section 10(f)
          -------------


          Section 10(f) provides that:

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     As described below under Item 4. "Regulatory Approvals," CP&L Energy and Florida Progress intend to comply with all applicable North Carolina, South Carolina and Florida state laws regarding each state's ongoing jurisdiction over CP&L, Florida Power and NCNG.

     E.   Intra-system Transactions
          -------------------------

     The CP&L Energy system companies will engage in a variety of affiliate transactions for the provision of goods, services, and construction. Certain of these transactions are elaborated upon below. The sale of goods and services by CP&L Energy system companies to other CP&L Energy system companies will be carried out in accordance with the requirements and provisions of Rules 87, 90 and 91 unless otherwise authorized by the Commission by order or by rule.

     1.   CP&L Service
          ------------

     Rule 88(b) provides that "[a] finding by the Commission that a subsidiary company of a registered holding company ... is so organized and conducted, or to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule] 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." In this Application-Declaration, Applicants are not requesting authorization to establish a new service company, but rather are requesting that the Commission authorize CP&L Service, a service company that will be organized by CP&L Energy prior to the Share Exchange, to extend its activities to Florida Progress and its direct and indirect subsidiaries following the consummation of the Share Exchange. Accordingly, the Applicants request that the Commission find that CP&L Service will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and, further, determine that this Application-Declaration constitutes a filing on Form U-13-1 for purposes of Rule 88.

     CP&L Service will be the service company subsidiary for the CP&L Energy system. Specifically, CP&L Service will provide services to CP&L, NCNG and Florida Power pursuant to the Utility Service Agreement and to CP&L Energy and its direct and indirect non-utility subsidiaries pursuant to the Non-Utility Service Agreement. In accordance with the Utility and Non-Utility Service Agreements, services provided by CP&L Service will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of CP&L Service will record their labor and expenses to bill the appropriate client company. Costs of CP&L Service will be accumulated in accounts of the service company and be directly assigned, distributed, or allocated to the appropriate client company in accordance with the guidelines set forth in the Utility Service Agreement and the Non-Utility Service Agreement. There will be an internal audit group which, among other things, will audit the assignment of service company charges to client companies. It is anticipated that CP&L Service will be staffed primarily by transferring personnel from CP&L and Florida Progress and their respective subsidiaries. CP&L Service's accounting and cost allocation methods and procedures will be structured so as to comply with the Commission's standards for service companies in registered holding company systems. CP&L Service will conduct substantial operations in Raleigh, North Carolina, where the headquarters of CP&L Energy and CP&L are located. It may also have a presence in St. Petersburg, Florida, the headquarters of Florida Progress and Florida Power.

     As compensation for services, both the Utility and Non-Utility Service Agreements provide that each client company shall pay to CP&L Service the cost to CP&L Service of rendering such services for or on its behalf. Where more than one client company is involved in or has received benefits from a service performed, the Service Agreement sets forth methods of assigning, distributing, or allocating CP&L Service costs to each client company, as well as to other associate companies. Such methods of assignment, distribution or allocation of costs may be modified or changed by CP&L Service without the necessity of an amendment to the Service Agreement provided that, in such instances, all services rendered shall be at actual cost thereof, fairly and equitably assigned, distributed or allocated, all in accordance with the requirements of the Act and any orders thereunder. Thus, charges for all services provided by CP&L Service to client companies will be as determined under Rules 90 and 91 of the Act. In the event that any material changes to the Service Agreement or allocations are needed to more accurately allocate costs, Applicants would propose those to the Commission as they become known. The Non-Utility Service Agreement contains provisions similar to those of the Utility Service Agreement. Thus, services provided by CP&L Service to non-utility client companies pursuant to the Non-Utility Service Agreement will also be charged as determined under Rules 90 and 91 of the Act.

     Moreover, the Utility and Non-Utility Service Agreements provide that no material change in the organization of CP&L Service, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until CP&L Service shall first have given the Commission written notice of the proposed change not less than sixty days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify CP&L Service within the sixty day period that a question exists as to whether the proposed change is consistent with the provisions of
Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until CP&L Service shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     Applicants believe that the Utility Service Agreement and the Non-Utility Service Agreement are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

     2.   Services, Goods, and Assets Involving the Utility Operating Companies
          ---------------------------------------------------------------------

     CP&L, NCNG and Florida Power may provide services to one another and to other associate companies, using those resources and capabilities that each of these companies has developed in the conduct of its own business. These services will be provided to associate companies in accordance with Rules 87, 90 and 91. Moreover, in accordance with Rules 87, 90 and 91, certain goods may be provided through a leasing arrangement or otherwise by one utility operating company to one or more associate companies, and certain assets may be used by one utility operating company for the benefit of one or more other associate companies.

     3.   Electric Fuels
          --------------

     Electric Fuels will continue to supply substantially all of the coal requirements of the four coal-fired units at Florida Power's Crystal River Generating Station pursuant to two existing coal supply agreements. Most of the coal supplied under these agreements is purchased by Electric Fuels from unaffiliated suppliers. The Applicants believe that the pricing formulas under these agreements comply with the requirements of Section 13(b) of the Act and Rules 81 and 90 through 92, as applicable.

ITEM 4.   REGULATORY APPROVAL

     A.   Required Approvals for Share Exchange.
          --------------------------------------

     Set forth below is a summary of the regulatory approvals that Applicants expect to obtain in connection with the Share Exchange. Completion of the Share Exchange is subject to obtaining regulatory approvals on terms and conditions that may not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or otherwise), results of operations or prospects of CP&L Energy or Florida Progress.

     1.   Antitrust
          ---------

     The HSR Act and the related rules and regulations prohibit CP&L, CP&L Energy and Florida Progress from completing the Share Exchange until CP&L, CP&L Energy and Florida Progress submit required information to the Antitrust Division of the Department of Justice and the Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. The Applicants filed the premerger notifications under the HSR Act on June 9, 2000. On July 12, 2000, the Applicants received notice of early termination of the required waiting period.

     Even though the HSR Act waiting period has been terminated, the Antitrust Division or the FTC may later challenge the Share Exchange on antitrust grounds. If the Share Exchange is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, CP&L, CP&L Energy and Florida Progress would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would begin.

     2.   State Approvals
          ---------------

     Carolina Power & Light. The Share Exchange is subject to approval by the NCUC. On February 3, 2000, CP&L filed an application with the NCUC requesting such approval. The NCUC Application is filed as EXHIBIT D-1 hereto. Subject to the plenary jurisdiction of the SCPSC over the operations of CP&L, neither the Share Exchange nor the issuance of CP&L Energy common stock in connection with the Share Exchange requires any approval by, or filing with, the SCPSC. CP&L will continue its practice of constructively working with both the NCUC and the SCPSC regarding such commissions' ongoing jurisdiction over CP&L's operations.

     Florida Power. Florida Power is subject to the jurisdiction of the FPSC. Subject to the plenary jurisdiction of the FPSC over the operations of Florida Power, no filing or approval of the Share Exchange by the FPSC is required by Florida law. CP&L, CP&L Energy and Florida Progress will continue Florida Progress's practice of constructively working with the FPSC regarding its ongoing jurisdiction over Florida Power.

     Following the Share Exchange, the regulatory authorities in North Carolina, South Carolina and Florida will retain applicable authority over the rates and capital structure of the utilities, affiliated interest transactions and non-utility businesses.

     Mid-Continent, an indirect subsidiary of Florida Progress, is a life insurance company domiciled in the states of Oklahoma and Texas. Florida Progress has announced its intention to divest Mid-Continent. However, if Florida Progress does not divest Mid-Continent prior to the closing of the Share Exchange, the applicable insurance regulatory authorities in Oklahoma and Texas would be required to approve the indirect change of control of Mid-Continent caused by the Share Exchange.

     3.   Federal Power Act
          -----------------

     Under the Federal Power Act ("FPA"), the FERC will approve a combination of electric utilities if it finds that the transaction is "consistent with the public interest." In reviewing a combination of electric utilities, the FERC generally evaluates whether the transaction will:

     o    adversely affect competition;

     o    adversely affect rates; or

     o    impair the effectiveness of regulation.

     On February 3, 2000, CP&L and Florida Power filed a combined application with the FERC requesting that the FERC approve the Share Exchange under the FPA. In connection with this application, the two companies also filed a comparable open access transmission service tariff pursuant to which transmission services and specified ancillary services will be offered on a non-discriminatory basis over the combined systems of CP&L and Florida Power and related agreements under the FPA, to become effective upon consummation of the Share Exchange. The FERC application is filed as EXHIBIT D-3 hereto.

     On July 12, 2000, the FERC issued an order authorizing the Share Exchange and accepting with one modification the rate schedules included in the combined application that are to become effective upon consummation of the Share Exchange. The FERC also accepted commitments by CP&L and Florida Power to participate in a FERC-approved RTO as clarified to provide for CP&L and Florida Power each to make a filing with the FERC on or before October 15, 2000 in which it proposes to transfer operational control of its transmission facilities to an RTO on or before December 15, 2001. Finally, the FERC accepted the proposal of CP&L and Florida Power to divest a total of 135 MW of generating capacity (85 MW in the case of CP&L and 50 MW in the case of Florida Power) in the Carolinas and Florida through sales of system capacity for a period of six years after consummation of the Share Exchange. The FERC order is filed as EXHIBIT D-4 hereto.

     4.   Atomic Energy Act
          -----------------

     Florida Power holds an NRC operating license for its Crystal River nuclear generating facility. The operating license authorizes Florida Power to own and operate the facility. The Atomic Energy Act provides that a license may not be transferred or in any manner disposed of, directly or indirectly, through transfer of control unless the NRC finds that the transfer complies with the Atomic Energy Act and consents to the transfer. Florida Power has filed an application with the NRC seeking approval for the indirect transfer of control of Florida Power resulting from the Share Exchange and to reflect the fact that, after the Share Exchange, although continuing to own and operate the Crystal River facility, Florida Power will become an operating company subsidiary of the combined company. The NRC application was filed with the NRC on January 31, 2000, and is included as EXHIBIT D-5 hereto, and the NRC order, dated May 22, 2000, is filed as EXHIBIT D-6 hereto.

     5.   Federal Communications Commission
          ---------------------------------

     The FCC must approve the transfer of control of telecommunications permits or licenses. The Communications Act of 1934 prohibits the transfer, assignment or disposal in any manner of any construction permit or station license, or any rights thereunder, to any person without authorization from the FCC. In addition, a carrier must obtain permission prior to acquisition or operation of new lines and may not construct or extend a line, or transmit via such lines, without prior FCC approval. Pursuant to the Communications Act, the FCC will approve a transfer of control if it serves the public convenience, interest and necessity. The Applicants will seek the necessary approvals from the FCC to transfer licenses held by both Florida Power and Progress Telecommunications and to amend licenses and tariffs, as appropriate. The FCC Application will be filed by amendment as EXHIBIT D-7.

     B.   Required Approvals for Affiliate Transactions.
          ---------------------------------------------

     In addition to the foregoing approvals required for the Share Exchange, the state public service commissions in North Carolina, South Carolina and Florida all exercise some degree of regulatory oversight over transactions between regulated public utilities and their affiliates and associate companies.

     1.   The North Carolina Utilities Commission.
          ---------------------------------------

     Under N.C. Gen. Stat. ss. 62-153(b), all contracts entered into by a public utility subject to the jurisdiction of the NCUC with any affiliated holding company or company providing management, operating, construction, engineering, financing or purchasing services must be filed with the NCUC. The utility cannot pay an affiliate for services under any such contract without first obtaining NCUC approval. As part of its order approving the reorganization of CP&L into a holding company structure, the NCUC has imposed certain regulatory conditions on CP&L Energy and its affiliates related to the filing and review of service agreements, asset transfers, financings, and other affiliate agreements. See In
                                                                         --- --
the Matter of Carolina Power & Light Company, et al., Docket Nos. E-2, SUB 753,
----------------------------------------------------
P-708, SUB 5, and G-21, SUB 387, Order Approving Application (May 17, 2000). 46/ For example, condition 4 forbids CP&L and NCNG from taking of any service from an affiliated company "where the costs incurred for that service (whether directly or through allocation) exceed market value." Id., Regulatory Condition 4.

     CP&L, NCNG and CP&L Energy also committed to request this Commission to include the following language designed to preserve the NCUC's jurisdiction over the treatment in rates of any affiliate contracts in any order issued by the Commission approving the creation of CP&L Energy and the acquisition of CP&L and
NCNG: 47/


------------------------
46/ The NCUC Order approving the reorganization of CP&L was filed as Exhibit D-2 to CP&L Energy's Application-Declaration in File No. 70-9559.

47/ The Applicants are requesting that the quoted language instead be included in the Commission's order approving the Share Exchange since CP&L Energy will become a registered holding company as a result of the Share Exchange.

     Approval of this application in no way precludes the NCUC from scrutinizing and disallowing charges incurred or made or allowing or imputing a different level of such charges when setting rates for services rendered to customers of affiliated public utilities in North Carolina. (Regulatory Condition 3).

     The Commission further finds that its approval of this acquisition or future financing arrangements does not preclude the NCUC or other regulatory authority from setting rates based on the assumption of a capital structure, a corporate structure, debt costs or equity costs that varies from the structure(s) or cost(s) approved by the Commission in this Order. (Regulatory Condition 6).

     CP&L, NCNG, CP&L Energy and their affiliates recognize that the NCUC wishes to preserve its state law authority, under present or future state law, to require approval of transfers of control or ownership of any asset or portion thereof from CP&L, NCNG, or one or more of their affiliates to nonjurisdictional operations, affiliates, or nonaffiliates. Without conceding their right to assert that the NCUC does not and should not have such authority, CP&L, NCNG, CP&L Energy and their affiliates request the Commission to state, in its order approving the instant acquisition, that the Commission does not intend its approval of the acquisition to preclude a future state commission order mandating or otherwise exercising state authority over such a transfer of assets. (Regulatory Condition 10).

     2.   South Carolina Public Service Commission.
          ----------------------------------------

     The SCPSC also has statutory authority to review affiliated interests' transactions and charges, "if so ordered by the [Public Service] Commission," under the Code of Laws of South Carolina, ss. 58-27-2090. The SCPSC may examine the fairness and reasonableness of affiliate transactions and determine the "absence of injurious effect upon the public interest" in order to decide whether any affiliate fees and charges may be allowed "for rate-making purposes." Id. As part of its order approving the reorganization of CP&L into a holding company structure, the SCPSC has imposed certain regulatory conditions on CP&L Energy and its affiliates related to the filing and review of service agreements, asset transfers, financings, and other affiliate agreements. See RE:
                                                                         --- --
Carolina Power & Light Company, et al., Docket Bo. 1999-434-E/C - Order No.
-------------------------------------
2000-0229, Order Approving Transfer of Ownership to a Holding Company and Approving Stipulation (March 6, 2000). 48/ The SCPSC order contains substantially similar Regulatory Conditions as were established by the NCUC, including conditions related to agreements and transactions with affiliates.

     As was the case in North Carolina, CP&L and CP&L Energy committed to request this Commission to include the following language designed to preserve the SCPSC's jurisdiction over the treatment in rates of any affiliate contracts


------------------------
48/ The SCPSC Order approving the reorganization of CP&L was filed as Exhibit D-4 to CP&L Energy's Application-Declaration in File No. 70-9559.

in any order issued by the Commission approving the creation of CP&L Energy and the acquisition of CP&L: 49/

     Approval of this application in no way precludes the SCPSC from scrutinizing and disallowing charges incurred or made or allowing or imputing a different level of such charges when setting rates for services rendered to customers of affiliated public utilities in South Carolina. (Regulatory Condition 42).

     CP&L and CP&L Energy recognize that the SCPSC wishes to preserve its state law authority under present or future state law, to require approval of transfers of control or ownership of any asset or portion thereof from CP&L to one or more nonpublic utility operations, or other affiliates, or non-affiliates. Notwithstanding the reservation of CP&L's and CP&L Energy's rights to assert that the SCPSC does not and should not have such authority, CP&L and CP&L Energy request the Commission to state, in its order approving the instant application, that the Commission does not intend its approval of the application to preclude a future state commission order mandating or otherwise exercising state authority over such a transfer of assets. (Regulatory Condition 46).

     The Commission further finds that its approval of this acquisition or future financing arrangements does not preclude the SCPSC or other regulatory authority from setting rates based on the assumption of a capital structure, a corporate structure, debt costs or equity costs that varies from the structure(s) or cost(s) approved by the Commission in this Order. (Regulatory Condition 50).

     3.   Florida Public Service Commission.
          ---------------------------------

     The FPSC does not require investor-owned utilities to obtain advance approval of transactions with affiliated companies. Instead, pursuant to FPSC Rule 25-6.1351, the FPSC requires investor-owned utilities to file an annual Diversification Report listing all transactions with affiliated companies for FPSC review. Each utility must maintain detailed records to facilitate auditing and analysis of these transactions. The FPSC has authority to take corrective action to safeguard ratepayers from any adverse effects of affiliated transactions where deemed appropriate.

ITEM 5.   PROCEDURE

     The Share Exchange is anticipated to be implemented as soon as practicable. To facilitate this schedule, Applicants respectfully request the Commission to issue and publish promptly the requisite notice under Rule 23 with respect to the filing of this application-declaration to provide for the filing of comments in a time frame that permits the Commission to enter an order granting and permitting this application to become effective by September 15, 2000. A form of


------------------------
49/ As indicated in n. 47, above, the Applicants are requesting that the quoted language instead be included in the Commission's order approving the Share Exchange since CP&L Energy will become a registered holding company as a result of the Share Exchange.

notice suitable for publication in the Federal Register is included herewith as EXHIBIT H.

     Applicants waive a recommended decision by a hearing officer or any other responsible officer of the Commission and request that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this Application.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   EXHIBITS:
          --------

     A-1       Amended and Restated Articles of     Incorporated by reference to
               Incorporation of CP&L Energy         Exhibit B to Registration
                                                    Statement on Form S-4 in
                                                    File No. 333-86243

     A-2       Amended and Restated By-Laws of      Incorporated by reference to
               CP&L Energy                          Exhibit C to Registration
                                                    Statement on Form S-4 in
                                                    File No. 333-86243

     A-3       Restated Charter of CP&L, as         Incorporated by reference to
               amended on May 10, 1996              Exhibit 3(i) to Quarterly
                                                    Report on Form 10-Q for the
                                                    period ended June 30, 1997
                                                    in File No. 1-3382

     A-4       By-Laws of CP&L, as amended on       Incorporated by reference to
               March 17, 1999                       Exhibit 3b(3) to Annual
                                                    Report on Form 10-K for the
                                                    year ended December 31, 1998
                                                    in File No. 1-3382

     A-5       Restated Articles of Incorporation   Incorporated by reference to
               of Florida Progress, as amended      Exhibit 3(a) to the Annual
               November 25, 1991.                   Report on Form 10-K for the
                                                    year ended December 31, 1991
                                                    in File No. 1-8349

     A-6       Bylaws of Florida Progress, as       To be filed by amendment
               amended July 10, 2000.

     A-7       Amended Articles of Incorporation    Incorporated by reference to
               of Florida Power, as amended         Exhibit 3(a) to the Annual
               September 24, 1987.                  Report on Form 10-K for the
                                                    year ended December 31, 1991
                                                    in File No. 1-3274

     A-8       Bylaws of Florida Power, as          Incorporated by reference to
               amended January 21, 1988             Exhibit 3.(b) to Annual
                                                    Report on Form 10-K for the
                                                    year ended December 31, 1995
                                                    in File No. 1-3274

     B-1       Amended and Restated Agreement       Included as "Annex A" to
               and the Plan of Exchange, dated      Joint Proxy (included in
               as of August 22, 1999, as amended    EXHIBIT C-1 hereto)
               and restated March 3, 2000, by and   -----------
               among CP&L, Florida Progress and CP&L
               Energy

     B-2       Form of Service Agreement            To be filed by amendment
               (Revised) between CP&L Service and
               Utility Company Affiliates

     B-3       Form of Service Agreement            To be filed by amendment
               (Revised) between CP&L Service and
               Non-Utility Company Affiliates

     B-4       Form of Service Agreement            To be filed by amendment
               (Revised) between Utility Company
               and Associate Companies in the
               CP&L Energy System

     B-5       Credit Agreement for Acquisition     To be filed by amendment
               Debt

     B-6       System Integration Agreement         Previously filed

     B-7       Contingent Value Obligation          Included as "Annex D" to the
               Agreement                            Joint Proxy (included in
                                                    EXHIBIT C-1 hereto)
                                                    -----------

     B-8       Policies and Procedures of CP&L      Filed herewith
               Service

     C-1       Registration Statement of CP&L       Incorporated by reference to
               Energy on Form S-4 (including the    File No. 333-40836.
               Definitive Joint Proxy Statement
               of CP&L Energy and Florida
               Progress)

     C-2       Joint Preliminary Proxy of CP&L      Incorporated by reference to
               Energy and Florida Progress on       File No. 1-3382 (CP&L) and
               Schedule 14A                         File No. 1-8349 (Florida
                                                    Progress)

     D-1       NCUC Application                     Previously filed

     D-2       NCUC Order                           To be filed by amendment

     D-3       FERC Application under Section 203   Previously filed (Paper
               of the Federal Power Act             format filing - Form SE)

     D-4       FERC Order of Approval               Filed herewith

     D-5       NRC Application under Atomic         Previously filed
               Energy Act

     D-6       NRC Order                            Filed herewith (Paper format
                                                    filing on Form SE pursuant
                                                    to permanent hardship
                                                    exemption)

     D-7       FCC Application for Transfer of      To be filed by amendment
               Licenses

     D-8       FCC Order                            To be filed by amendment

     E-1       Map of Combined Service Areas of     Previously filed (Paper
               CP&L, Florida Power and NCNG         format filing - Form SE)

     E-2       Transmission Map of Southeast        Previously filed (Paper
                                                    format filing - Form SE)

     E-3       CP&L Energy corporate chart          Filed herewith (Paper format
               (Revised)                            filing - Form SE)

     E-4       Florida Progress corporate chart     Filed herewith (Paper format
               (Revised)                            filing - Form SE)

     E-5       CP&L Energy combined company         Filed herewith (Paper format
               corporate chart (Revised)            filing - Form SE)

     E-6       Contract Path Map                    Filed herewith (Paper format
                                                    filing - Form SE)

     G-1       Opinion of Salomon Smith Barney      Included as "Annex B" to the
               Inc.                                 Joint Proxy  (included in
                                                    EXHIBIT C-1 hereto)
                                                    -----------

     G-2       Opinion of Merrill Lynch, Pierce,    Included as "Annex C" to the
               Fenner & Smith Incorporated          Joint Proxy  (included in
                                                    EXHIBIT C-1 hereto)
                                                    -----------

     H         Form of Federal Register Notice      Previously filed

     I-1       Annual Report of CP&L on Form        Incorporated by reference
               10-K for the year ended December     to File No. 1-3382
               31, 1998

     I-2       Annual Report of NCNG on Form 10-K   Incorporated by reference to
               for the fiscal year ended            File 0-82
               September 30, 1998

     I-3       Combined Annual Report of Florida    Incorporated by reference to
               Progress and Florida Power on Form   File Nos. 1-8349 and 1-3274
               10-K for the year ended December
               31, 1998

     I-4       Quarterly Report of CP&L on Form     Incorporated by reference to
               10-Q for the quarter ended March     File No. 1-3382
               31, 1999

     I-5       Quarterly Report of NCNG on Form     Incorporated by reference to
               10-Q for the quarter ended           File No. 0-82
               December 31, 1998

     I-6       Quarterly Report of Florida          Incorporated by reference to
               Progress on Form 10-Q for the        File No. 1-8349
               quarter ended March 31, 1999

     I-7       Quarterly Report of Florida Power    Incorporated by reference to
               on Form 10-Q for the quarter ended   File No. 1-3274
               March 31, 1999

     I-8       Quarterly Report of CP&L on Form     Incorporated by reference to
               10-Q for the quarter ended June      File No. 1-3382
               30, 1999

     I-9       Quarterly Report of NCNG on Form     Incorporated by reference to
               10-Q for the quarter ended March     File No. 0-82
               31, 1999

     I-10      Quarterly Report of Florida          Incorporated by reference to
               Progress on Form 10-Q for the        File No. 1-8349
               quarter ended June 30, 1999

     I-11      Quarterly Report of Florida Power    Incorporated by reference to
               on Form 10-Q for the quarter ended   File No. 1-3274
               June 30, 1999

     I-12      Quarterly Report of CP&L on Form     Incorporated by reference to
               10-Q for the quarter ended           File No. 1-3382
               September 30, 1999

     I-13      Quarterly Report of NCNG on Form     Incorporated by reference to
               10-Q for the quarter ended June      File No. 0-82
               30, 1999

     I-14      Quarterly Report of Florida          Incorporated by reference to
               Progress on Form 10-Q for the        File No. 1-8349
               quarter ended September 30, 1999

     I-15      Quarterly Report of Florida Power    Incorporated by reference to
               on Form 10-Q for the quarter ended   File No. 1-3274
               September 30, 1999

     I-16      Current Report of Florida Progress   Incorporated by reference to
               on Form 8-K, dated August 22, 1999   File No. 1-8349

     I-17      Current Report of Florida Progress   Incorporated by reference to
               on Form 8-K, dated August 23, 1999   File No. 1-8349

     I-18      Current Report of CP&L on Form       Incorporated by reference to
               8-K, dated August 23, 1999           File No. 1-3382

     I-19      Current Report of CP&L on Form       Incorporated by reference to
               8-K, dated August 30, 1999           File No. 1-3382

     I-20      Statement by CP&L on Form U-3A-2     Incorporated by reference to
               for year ended December 31, 1999     File No. 69-477

     I-21      Statement by Florida Progress on     Incorporated by reference to
               Form U-3A-2 for the year ended       File No. 69-267
               December 31, 1999

     I-22      Initial Statement by CP&L Energy     Incorporated by reference to
               on Form U-3A-2 for year ended        File No. 69-487
               December 31, 1999

     B.   FINANCIAL STATEMENTS:
          --------------------

     FS-1      CP&L Consolidated Statements of      See Annual Report of CP&L on
               Income for last three fiscal years   Form 10-K for the year
               ended ended December 31, 1998        December 31, 1998 in File
                                                    No. 1-3382 (EXHIBIT I-1
                                                                -----------
                                                    hereto)

     FS-2      CP&L Consolidated Balance Sheets     See Annual Report of CP&L on
               as of December 31, 1998              Form 10-K for the year ended
                                                    December 31, 1998 in File
                                                    No. 1-3382 (EXHIBIT I-1
                                                                -----------
                                                    hereto)

     FS-3      NCNG Consolidated Statements of      See Annual Report of NCNG on
               Income for the last three fiscal     Form 10-K for the fiscal
               years ended September 30, 1998       year ended September 30,
                                                    1998 in File No. 0-82
                                                    (EXHIBIT I-2 hereto)
                                                     -----------

     FS-4      NCNG Consolidated Balance Sheet as   See Annual Report of Florida
               of September 30, 1998                Power on Form 10-K for the
                                                    fiscal year ended September
                                                    30, 1998 in File No. 0-82
                                                    (EXHIBIT I-2 hereto)
                                                     -----------

     FS-5      Florida Progress Consolidated        See Annual Report of Florida
               Statements of Income for the last    Progress on Form 10-K for
               three fiscal years ended December    the year ended December 31,
               31, 1998                             File No. 1-8349 (EXHIBIT I-3
                                                                     -----------
                                                    1998 in hereto)

     FS-6      Florida Progress Consolidated        See Annual Report of Florida
               Balance Sheet as of December 31,     Progress on Form 10-K for
               1998                                 the year ended December 31,
                                                    1998 in File No. 1-8349
                                                    (EXHIBIT I-3 hereto)
                                                     -----------

     FS-7      Florida Power Statements of          See Annual Report of Florida
               Income for the last three fiscal     Power on Form 10-K for the
               years ended December 31, 1998        year ended December 31, 1998
                                                    in File No. 1-3274 (EXHIBIT
                                                                        --------
                                                    I-3 hereto)
                                                    ---

     FS-8      Florida Power Balance Sheet as of    See Annual Report of Florida
               December 31, 1998                    Power on Form 10-K for the
                                                    year ended December 31, 1998
                                                    in File No. 1-3274 (EXHIBIT
                                                                        -------
                                                    I-3 hereto)
                                                    ---

     FS-9      Unaudited Pro Forma Combined         See Registration Statement
               Condensed Statement of Income for    of CP&L Energy on Form S-4
               the three months ended March 31,     in File No. 333-40836
               2000                                 (EXHIBIT C-1 hereto)
                                                     -----------

     FS-10     Unaudited Pro Forma Combined         See Registration Statement
               Balance Sheet as of March 31, 2000   of CP&L Energy on Form S-4
                                                    in File No. 333-40836
                                                    (EXHIBIT C-1 hereto)
                                                    -----------

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

        The proposed transaction will neither involve a "major federal action" nor "significantly affect the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. The proposed transaction will not result in changes in the operations of the Applicants that would have any impact on the environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the reorganization.

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                   CP&L ENERGY, INC.

                                   By: /s/ Robert B. McGehee
                                      -------------------------------------
                                      Name:  Robert B. McGehee
                                      Title: Executive Vice President, General
                                             Counsel and Chief Administrative
                                             Officer


                                   FLORIDA PROGRESS CORPORATION

                                   By: /s/ Kenneth E. Armstrong
                                      -------------------------------------
                                      Name:  Kenneth E. Armstrong
                                      Title: Vice President and General Counsel

Date:  July 28, 2000

                                ANNEX C (REVISED)

             CP&L ENERGY'S NON-UTILITY SUBSIDIARIES AND INVESTMENTS

     1.   Wholly owned subsidiaries of CP&L Energy, Inc.:


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
Strategic Resource       North Carolina  An energy services company which,      Cinergy Corp.,
Solutions Corp.                          directly and through subsidiaries,     ------------
                                         designs, develops, installs, and       HCAR 26662
                                         provides energy and facilities         (Feb. 7, 1997);
                                         management software systems and        Conectiv, Inc.,
                                         other services for educational,        -------------
                                         commercial, industrial and             HCAR 26832
                                         governmental markets nationwide.       (Feb. 25, 1998);
                                         (For subsidiaries, see part 4,         Rule 58(b)(1)(i)
                                         below)
----------------------- --------------- -------------------------------------- -----------------
CP&L Service             North Carolina  Organized to provide various           Section 13(b);
Company LLC                              administrative, management and         Rule 88(b)
                                         corporate support services to CP&L
                                         Energy and CP&L Energy's  Utility
                                         and Non-Utility subsidiaries
----------------------- --------------- -------------------------------------- -----------------
CPL Energy               North Carolina  Organized to hold certain              Intermediate
Ventures, Inc.                           investments in synthetic fuel          Subsidiary
                                         operations and other non-regulated
                                         energy businesses, including exempt
                                         wholesale generators. (For
                                         subsidiaries, see part 7, below)
----------------------- --------------- -------------------------------------- -----------------
Monroe Power             North Carolina  Owns and operates a 160 MW             Section 32 - EWG
Company                                  simple-cycle combustion turbine
                                         unit in Monroe, Georgia.
----------------------- --------------- -------------------------------------- -----------------


     2. Subsidiaries of Carolina Power & Light Company (percentage interest indicated):


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
Capitan Corporation      Tennessee       Organized to hold title to certain     UNITIL Corp.,
(100%)                                   land and water rights used in CP&L's   ------------
                                         operations.                            HCAR 25524
                                                                                (Apr. 24, 1992).
----------------------- --------------- -------------------------------------- -----------------




----------------------- --------------- -------------------------------------- -----------------
CaroFinancial, Inc.      Delaware        Formed to hold certain passive         Inactive
(100%)                                   financial investments.  Its only
                                         remaining asset is a promissory note
                                         receivable evidencing debt incurred
                                         by company ESOP plan.

----------------------- --------------- -------------------------------------- -----------------
CaroFund, Inc.           North Carolina  Owns a 1% membership interest in       WPL Holdings,
(100%)                                   CaroHome, LLC and participates as a    -------------
                                         limited partner in certain CaroHome    Inc., HCAR
                                         affordable housing projects for        ----
                                         low-income individuals in North and    26856 (Apr. 14,
                                         South Carolina.  (See note to part     1998) and
                                         9, below).                             Ameren Corp.,
                                                                                ------------
                                                                                HCAR 26809
                                                                                (Dec. 30, 1997).
----------------------- --------------- -------------------------------------- -----------------
CaroHome, LLC            North Carolina  Promotes CP&L's investments in         Same
(100%)*/                                 affordable housing for low-income
      -                                  individuals. (For investments held,
                                         see part 9, below).
----------------------- --------------- -------------------------------------- -----------------
Caronet, Inc. (100%)     North Carolina  Organized to hold and operate          Section 34  -
                         and Virginia    certain fiber optic                    will seek ETC
                                         telecommunications assets and to       status
                                         hold minority investments in
                                         telecommunications/information
                                         services companies. (For
                                         subsidiaries, see part 5, below)
----------------------- --------------- -------------------------------------- -----------------
Eastern North            North Carolina  Organized to construct and operate     Will become a
Carolina Natural                         gas pipeline and distribution system   "gas utility
Gas, LLC (50%)                           in 14 eastern counties of North        company."
                                         Carolina.                              (Separate
                                                                                application to
                                                                                be filed)
----------------------- --------------- -------------------------------------- -----------------


     */ CP&L holds 99% interest directly and remaining 1% indirectly through CaroFund.

     3. Passive investments held by Carolina Power & Light Company (percentage interest indicated):


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
Absolut Limited          North Carolina  Participates in affordable housing     WPL Holdings;
Partnership LP                           projects                               ------------
(99%)                                                                           Ameren Corp.
                                                                                -----------
----------------------- --------------- -------------------------------------- -----------------
Better Homes for         North Carolina  Participates in affordable housing     Same
Garner (99%)                             projects
----------------------- --------------- -------------------------------------- -----------------


                                       2


----------------------- --------------- -------------------------------------- -----------------
Capital City Low         North Carolina  Participates in affordable housing     Same
Income Housing LP                        projects
(99%)
----------------------- --------------- -------------------------------------- -----------------
Walnut Street LP         North Carolina  Participates in affordable housing     Same
(99%)                                    projects
----------------------- --------------- -------------------------------------- -----------------
WNC Institutional        California      Participates in affordable housing     Same
Tax Credit Fund, LP                      projects
(99%)
----------------------- --------------- -------------------------------------- -----------------
Maxey Flats, LLC         Virginia        Organized to handle environmental      Rule 58(b)(vii)
(3%)                                     clean up.  Contributions go towards
                                         the clean up and transportation of
                                         hazardous waste.
----------------------- --------------- -------------------------------------- -----------------
Powerhouse Square,       North Carolina  Organized to facilitate the            Same
LLC (99.9%)                              renovation of several historic
                                         buildings in North Carolina
----------------------- --------------- -------------------------------------- -----------------
Utech Venture            Delaware        Provides venture capital for new       General Public
Capital Corporation                      technology to benefit electric         --------------
(9.76%)                                  utilities, augment research and        Utilities Corp.,
                                         development, provide investors         --------------
                                         with a window on technical             HCAR 26230
                                         developments, and provide              (Feb. 8, 1995);
                                         partnering opportunities to new        Rule 58(b)(1)(ii)
                                         start-up companies that offer new
                                         products and services to the utility
                                         industry.
----------------------- --------------- -------------------------------------- -----------------
Utech Climate            Delaware        Established to make investments in     Same
Challenge Fund LP                        entrepreneurial companies that offer
(9.8%)                                   products or services that will
                                         generate greenhouse gas emission
                                         reductions for submission to the
                                         Department of Energy as Climate
                                         Challenge Credits.
----------------------- --------------- -------------------------------------- -----------------
Carousel Capital         North Carolina  Venture capital fund that focuses      Georgia Power Co.,
Partners, LP (3.1%)                      on investments in established,         -----------------
                                         strategically positioned, mid-sized    HCAR 25949;
                                         companies located primarily in the     Section 9(c)(3)
                                         Southeast.
----------------------- --------------- -------------------------------------- -----------------
NC Enterprise Fund,      North Carolina  This partnership was established to    Same
LP(5%)*/                                 assist new business ventures in the
      -                                  State of North Carolina.
----------------------- --------------- -------------------------------------- -----------------


                                       3


----------------------- --------------- -------------------------------------- -----------------
I-40 Enterprises,        North Carolina  Organized to build and to sell or      Same
LLC (49%)                                lease an industrial building in the
                                         Northchase Industrial Park located
                                         on Interstate 40 in New Hanover
                                         County.
----------------------- --------------- -------------------------------------- -----------------
Southeast Regional       North Carolina  Organized to build and to sell or      Section 9(c)(3);
Park Development                         lease an industrial building in the    Rule 40(a)(5)
Company, LLC                             Southeast Regional Park located in
(33.33%)                                 Columbus County.
----------------------- --------------- -------------------------------------- -----------------
South Atlantic Private   Florida         Provides equity funds to               Georgia Power Co.,
Equity Fund                              privately-owned emerging growth        ----------------
IV, LP (8.9%)                            companies in both technology and       HCAR 25949;
                                         non-technology related markets,        Section 9(c)(3)
                                         with an emphasis on investments
                                         located in Florida, the southeastern
                                         United States and Texas.
----------------------- --------------- -------------------------------------- -----------------
Palmetto Seed            South Carolina  This partnership was established to    Same
Capital Challenge                        assist new business ventures in the
Fund LP (3.7%)                           State of South Carolina.
----------------------- --------------- -------------------------------------- -----------------
Pantellos                Delaware        Provides telecommunications and        Section 34
Corporation (1%)                         information services, including
                                         supply chain management services
                                         through Internet-based exchange that
                                         enables electric and gas utilities to
                                         purchase and sell goods and services.
----------------------- --------------- -------------------------------------- -----------------
Utility Competitive      Delaware        Seeks long-term capital                General Public
Advantage Fund,                          appreciation through venture capital   --------------
LLC (11.1%)                              investments in entrepreneurial         Utilities Corp.,
                                         ventures that assist utilities in      --------------
                                         retaining and building their           HCAR 26230
                                         customer base, improving cost          (Feb. 8, 1995);
                                         efficiencies, and/or generating new    Rule 58(b)(1)(ii)
                                         revenue opportunities.
----------------------- --------------- -------------------------------------- -----------------


     */ NCNG also holds a .248567% interest in NC Enterprise Fund.

     4.   Wholly owned subsidiaries of Strategic Resource Solutions Corp.:


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
Applied Computer         Delaware        Develops and sells energy and          See SRS Corp.,
Technologies Corp.                       facilities software systems for        part 1, above
                                         educational institutions.
----------------------- --------------- -------------------------------------- -----------------


                                       4


----------------------- --------------- -------------------------------------- -----------------
ACT Controls, Inc.       North Carolina  Develops and installs energy and       Same
                                         facilities management systems for
                                         educational institutions.
----------------------- --------------- -------------------------------------- -----------------
Spectrum Controls,       North Carolina  Develops, installs and services        Same
Inc.                                     energy and facilities management
                                         systems for educational institutions
                                         as well as commercial and industrial
                                         customers.
----------------------- --------------- -------------------------------------- -----------------
SRS Engineering          North Carolina  Sole purpose is to hold professional   Inactive
Corp.                                    engineering license in North
                                         Carolina.
----------------------- --------------- -------------------------------------- -----------------


     5.   Subsidiaries of Caronet, Incorporated (percentage ownership indicated):


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
Interpath                Delaware        Organized as an application service    Section 34
Communications,                          provider offering a full range of
Inc. (35%)                               managed application services,
                                         Internet-protocol based applications
                                         and Internet consulting to
                                         businesses. Pursuant to a transaction
                                         with Bain Capital effective June 28,
                                         2000, Caronet owns 35% of the common
                                         stock in Interpath, and Bain Capital
                                         owns 65% (For subsidiar, see part 6,
                                         below)
----------------------- --------------- -------------------------------------- -----------------
CFN FiberNet, LLC        North Carolina  Organized to market wholesale          Same
(20%)                                    capacity to network carriers for its
                                         five members in Virginia, North
                                         Carolina and South Carolina.
----------------------- --------------- -------------------------------------- -----------------
BellSouth Carolinas      Delaware        Organized to provide high-quality      Same
PCS, LP (10%)                            mobile communications to subscribers
                                         in North Carolina, South Carolina and
                                         a small portion of Georgia, pursuant
                                         to a license issued by the Federal
                                         Communications Commission.
----------------------- --------------- -------------------------------------- -----------------


                                       5


     6. Subsidiary of Interpath Communications, Incorporated (percentage ownership indicated):


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
Autonomous               Delaware        Organized as a national IP network     Section 34
Networks, LLC                            with points of presence in four
(33-1/3%%)                               major U.S. cities.  A full mesh ATM
                                         (asynchronous transfer mode) network
                                         implemented on leased circuits
                                         connects the points of presence.
----------------------- --------------- -------------------------------------- -----------------


     7.   Wholly owned subsidiaries of CPL Energy Ventures, Incorporated:


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
CPL Synfuels, LLC        North Carolina  Organized to hold membership           Intermediate
                                         interests in two synthetic fuels       Subsidiary
                                         projects. (For subsidiaries, see part
                                         8, below).
----------------------- --------------- -------------------------------------- -----------------


     8.   Subsidiaries of CPL Synfuels, LLC  (percentage ownership indicated):


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
Solid Fuel, LLC          Delaware        Owns facility that produces a          Rule
(90%)                                    synthetic fuel from coal fines and     58(b)(1)(vi);
                                         other byproducts of coal               Rule 58(b)(1)(x)
----------------------- --------------- -------------------------------------- -----------------
Sandy River              Delaware        Owns facility that produces a          Same
Synfuel, LLC (90%)                       synthetic fuel from coal fines and
                                         other byproducts of coal
----------------------- --------------- -------------------------------------- -----------------


     9. Passive investments held by CaroHome, LLC (percentage interest indicated):


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
Affordable Housing       North Carolina  Participates in affordable housing     See CaroHome,
Developers, LLC                          projects.                              LLC, part 2
(51%)                                                                           above
----------------------- --------------- -------------------------------------- -----------------


                                       6


----------------------- --------------- -------------------------------------- -----------------
Anaheim                  California      Participates in affordable housing     Same
Affordable, LP                           projects.
(19.8%)
----------------------- --------------- -------------------------------------- -----------------
ARV Troy Villa, LP       Ohio            Participates in affordable housing     Same
(19.8%)                                  projects.
----------------------- --------------- -------------------------------------- -----------------
Bradford Place of        North Carolina  Participates in affordable housing     Same
Fuquay-Varina LP                         projects.
(99%)
----------------------- --------------- -------------------------------------- -----------------
Siler City (99.99%)      North Carolina  Participates in affordable housing     Same
                                         projects.

----------------------- --------------- -------------------------------------- -----------------
Cedar Tree               Washington      Participates in affordable housing     Same
Properties, LP (25%)                     projects.
----------------------- --------------- -------------------------------------- -----------------
Lumberton-Chestnut       North Carolina  Participates in affordable housing     Same
Place LLC (99%)                          projects.
----------------------- --------------- -------------------------------------- -----------------
Dillon Apartments        South Carolina  Participates in affordable housing     Same
of South Carolina*                       projects.
(99%)
----------------------- --------------- -------------------------------------- -----------------
Enston Home LP*          South Carolina  Participates in affordable housing     Same
(99%0                                    projects.
----------------------- --------------- -------------------------------------- -----------------
Excelsior                North Carolina  Participates in affordable housing     Same
Apartments LP*                           projects.
(99%)
----------------------- --------------- -------------------------------------- -----------------
First Partners II, LP    Massachusetts   Participates in affordable housing     Same
(15.8%)                                  projects.
----------------------- --------------- -------------------------------------- -----------------
Garden Spring            North Carolina  Participates in affordable housing     Same
Housing                                  projects.
Association, LLC
(99%)
----------------------- --------------- -------------------------------------- -----------------
The Garner School        North Carolina  Participates in affordable housing     Same
Apartments LP                            projects.
(99%)
----------------------- --------------- -------------------------------------- -----------------
Wilmington-Hooper        North Carolina  Participates in affordable housing     Same
School Apts, LLC                         projects.
(99.99%)
----------------------- --------------- -------------------------------------- -----------------
Mountainside LLC         North Carolina  Participates in affordable housing     Same
(99.99%)                                 projects.
----------------------- --------------- -------------------------------------- -----------------
Meadow Spring            North Carolina  Participates in affordable housing     Same
Housing Assoc. LLC                       projects.
(99.99%)
----------------------- --------------- -------------------------------------- -----------------
Hartsville               South Carolina  Participates in affordable housing     Same
Apartments LP*                           projects.
(99%)
----------------------- --------------- -------------------------------------- -----------------
Manor Associates         South Carolina  Participates in affordable housing     Same
LP* (99%)                                projects.
----------------------- --------------- -------------------------------------- -----------------


                                       7


----------------------- --------------- -------------------------------------- -----------------
Asheboro-North           North Carolina  Participates in affordable housing     Same
Forest LLC (99%)                         projects.
----------------------- --------------- -------------------------------------- -----------------
Northgate II LLC         North Carolina  Participates in affordable housing     Same
(99.99%)                                 projects.
----------------------- --------------- -------------------------------------- -----------------
Knightdale               North Carolina  Participates in affordable housing     Same
Development LLC                          projects.
(99.99%)
----------------------- --------------- -------------------------------------- -----------------
Parkview Housing         North Carolina  Participates in affordable housing     Same
Associate LP (99%)                       projects.
----------------------- --------------- -------------------------------------- -----------------
Prarie Limited           North Carolina  Participates in affordable housing     Same
Liability Company                        projects.
(99.99%)
----------------------- --------------- -------------------------------------- -----------------
Ridgewood Housing        North Carolina  Participates in affordable housing     Same
Assoc LLC (99%)                          projects.
----------------------- --------------- -------------------------------------- -----------------
Arden-River Glen         North Carolina  Participates in affordable housing     Same
LLC (99%)                                projects.
----------------------- --------------- -------------------------------------- -----------------
Rockwood North           North Carolina  Participates in affordable housing     Same
LLC (99.99%)                             projects.
----------------------- --------------- -------------------------------------- -----------------
Rockwood AH-1            North Carolina  Participates in affordable housing     Same
LP* (99%)                                projects.
----------------------- --------------- -------------------------------------- -----------------
Marion Apartments        South Carolina  Participates in affordable housing     Same
LP* (99%)                                projects.
----------------------- --------------- -------------------------------------- -----------------
Spring Forest            North Carolina  Participates in affordable housing     Same
Housing Assoc, LLC                       projects.
(99.99%)
----------------------- --------------- -------------------------------------- -----------------
Bishopville              South Carolina  Participates in affordable housing     Same
Apartments LP*                           projects.
(99%)
----------------------- --------------- -------------------------------------- -----------------
Trinity Ridge LLC        North Carolina  Participates in affordable housing     Same
(99.99%)                                 projects.
----------------------- --------------- -------------------------------------- -----------------
Havelock-Tyler           North Carolina  Participates in affordable housing     Same
Place Apartments LLC                     projects.
(99%)
----------------------- --------------- -------------------------------------- -----------------
West Cary                North Carolina  Participates in affordable housing     Same
Apartments LLC                           projects.
(99.99%)
----------------------- --------------- -------------------------------------- -----------------
Westridge Woods          North Carolina  Participates in affordable housing     Same
LLC (99%)                                projects.
----------------------- --------------- -------------------------------------- -----------------
Wilrik Hotel             North Carolina  Participates in affordable housing     Same
Apartments LLC                           projects.
(99.9%)
----------------------- --------------- -------------------------------------- -----------------


                                       8


----------------------- --------------- -------------------------------------- -----------------
Asheville-               North Carolina  Participates in affordable housing     Same
Woodridge LP*                            projects.
(99.99%)
----------------------- --------------- -------------------------------------- -----------------
Knightdale Apts.         North Carolina  Participates in affordable housing     Same
LLC (99%)                                projects.
----------------------- --------------- -------------------------------------- -----------------
Savannah Place           North Carolina  Participates in affordable housing     Same
Apartments, LLC                          projects.
(99.99%)
----------------------- --------------- -------------------------------------- -----------------
Willow Run, LLC          North Carolina  Participates in affordable housing     Same
(99.99%)                                 projects.
----------------------- --------------- -------------------------------------- -----------------
Wind Ridge, LLC          North Carolina  Participates in affordable housing     Same
(99.99%)                                 projects.
----------------------- --------------- -------------------------------------- -----------------
HGA Development,         North Carolina  Organized to facilitate the            Same
LLC (99.99%)                             renovation of historic building in
                                         North Carolina

----------------------- --------------- -------------------------------------- -----------------
GAR, LLC (99.99%)        North Carolina  Organized to facilitate the            Same
                                         renovation of historic building in
                                         North Carolina
----------------------- --------------- -------------------------------------- -----------------
Raleigh -                North Carolina  Participates in affordable housing     Same
CaroHome/WCK,                            projects.
LLC (99.99%)
----------------------- --------------- -------------------------------------- -----------------


     *Projects in which CaroFund, Inc. holds limited partnership interests.

     10.  Subsidiaries of NCNG (percentage ownership indicated).


----------------------- --------------- -------------------------------------- -----------------
  SUBSIDIARY NAME            STATE OF      DESCRIPTION OF BUSINESS               AUTHORITY
                           ORGANIZATION
----------------------- --------------- -------------------------------------- -----------------
Cape Fear Energy         North Carolina  Previously engaged in purchasing       Rule
Corporation (100%)                       natural gas for NCNG's system supply   58(b)(1)(v);
                                         and for resale to large industrial     Rule
                                         users and the municipalities served    58(b)(1)(i).
                                         by NCNG, as well as the business of    Currently
                                         providing energy management            inactive.
                                         services.
----------------------- --------------- -------------------------------------- -----------------
NCNG Cardinal            North Carolina  Organized to hold minority interest    Intermediate
Pipeline Investment                      in intrastate pipeline company.        Subsidiary
Corporation (100%)
----------------------- --------------- -------------------------------------- -----------------
Cardinal Pipeline        North Carolina  Formed to acquire an existing          New Century
Company, LLC (5%)                        intrastate pipeline and to extend      -----------
                                         such pipeline in North Carolina.       Energies, Inc.,
                                                                                --------------
                                                                                HCAR 26748
                                                                                (Aug. 1, 1997)
----------------------- --------------- -------------------------------------- -----------------
NCNG Pine Needle         North Carolina  Formed to hold minority interest       Intermediate
Investment                               company owning a liquefied natural     Subsidiary
Corporation (100%)                       gas project in North Carolina.
----------------------- --------------- -------------------------------------- -----------------


                                       9


----------------------- --------------- -------------------------------------- -----------------
Pine Needle LNG          North Carolina  Owns and operates a liquefied          New Century
Company, LLC (5%)                        natural gas project in North           -----------
                                         Carolina.                              Energies, Inc.,
                                                                                -------------
                                                                                HCAR 26748
                                                                                (Aug. 1, 1997)
----------------------- --------------- -------------------------------------- -----------------
NCNG Energy              North Carolina  Previously held certain                Currently
Corporation (100%)                       energy-related investments of NCNG     inactive
                                         and sold natural gas to resellers.
----------------------- --------------- -------------------------------------- -----------------

                                ANNEX D (REVISED)

          NON-UTILITY SUBSIDIARIES AND INVESTMENTS OF FLORIDA PROGRESS

     1.   Wholly-owned subsidiaries of Florida Progress:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Progress Capital         Florida         Intermediate holding company.        Intermediate
Holdings, Inc.                                                                Holding
                                                                              Company
----------------------- --------------- ------------------------------------ --------------
FPC Del, Inc.            Delaware        Temporary holder of accounts         CSW, HCAR
                                         receivable.                          ---
                                                                              23578 (Jan.
                                                                              22, 1985)
----------------------- --------------- ------------------------------------ --------------
Florida Progress         Delaware        Financing entity                     Part of
Funding Corporation                                                           financing
                                                                              arrangements
----------------------- --------------- ------------------------------------ --------------


     2.   Passive Investment of Florida Progress:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Tampa Bay Devil Rays,    Florida         Class B limited partnership in       Rule 40 or
Ltd.                                     local Major League Baseball team     precedent
                                                                              under
                                                                              ss.9(c)(3)
----------------------- --------------- ------------------------------------ --------------


     3.   Subsidiary of Florida Power Corporation:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Energy Solutions, Inc.   Florida         Markets Centrus L.L.P's              Inactive
                                         telecommunications products          during
                                         (Centrus L.L.P. is in dissolution)   Centrus
                                                                              L.L.P's
                                                                              dissolution
----------------------- --------------- ------------------------------------ --------------


     4.   Subsidiary of Florida Progress Funding Corporation:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
FPC Capital I            Delaware        Financing entity                     Part of
                                                                              financing
                                                                              arrangements
----------------------- --------------- ------------------------------------ --------------
FPC Capital II           Delaware        Inactive                             Inactive
----------------------- --------------- ------------------------------------ --------------


     5.   Subsidiaries of Progress Capital Holdings, Inc.:




----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Mid-Continent Life       Oklahoma        Provider of life insurance services  Proposed
Insurance Company                        in Alabama, Arizona, Arkansas,       Divestiture
                                         California, Colorado, Florida,
                                         Georgia, Idaho, Illinois, Indiana,
                                         Iowa, Kansas, Kentucky, Louisiana,
                                         Michigan, Minnesota, Mississippi,
                                         Missouri, Montana, Nebraska, Nevada,
                                         New Mexico, North Carolina, North
                                         Dakota, Ohio, Oklahoma, Oregon,
                                         South Carolina, South Dakota,
                                         Tennessee, Texas, Utah, Virginia,
                                         Washington, West Virginia,
                                         Wisconsin, and Wyoming.
----------------------- --------------- ------------------------------------ --------------
PIH, Inc.                Florida         Intermediate holding company for     Intermediate
                                         non-utility interests                Holding
                                                                              Company
----------------------- --------------- ------------------------------------ --------------
Progress Reinsurance     Cayman Islands  A captive insurance company.         Conectiv,
Company, Ltd.                                                                 --------
                                                                              HCAR 27135
                                                                              (Feb. 10,
                                                                              2000)
----------------------- --------------- ------------------------------------ --------------
Progress                 Florida         Provider of wholesale                Will seek
Telecommunications                       telecommunications capacity.         ETC status.
Corporation
----------------------- --------------- ------------------------------------ --------------
Progress-Centrus, Inc.   Florida         Inactive                             Inactive
----------------------- --------------- ------------------------------------ --------------
Progress Energy          Florida         Develops independent and             AEP, HCAR
Corporation                              cogeneration power projects.         ---
                                                                              26962 (Dec.
                                                                              30, 1998)
----------------------- --------------- ------------------------------------ --------------
Progress Holdings,       Florida         Participates in marketing alliance   Rule
Inc.                                     to multi-site electric customers.    58(b)(1)(vii),
                                                                              will seek
                                                                              ETC status
----------------------- --------------- ------------------------------------ --------------
Progress Provisional     Florida         Investment in real estate            UNITIL
Holdings, Inc.                           supporting utility business.         ------
                                                                              Corp., HCAR
                                                                              -----
                                                                              25524 (April
                                                                              24, 1992)
----------------------- --------------- ------------------------------------ --------------
Electric Fuels           Florida         Coal procurement and transportation  Rule
Corporation                              and intermediate holding company     58(b)(1)(ix)
                                         for non-utility interests
----------------------- --------------- ------------------------------------ --------------


     6.   Passive Investments of PIH, Inc.:




----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
American Tax Credit      Delaware        Passive interest in affordable       CSW, HCAR
Corporate Fund III,                      housing                              ---
L.P.                                                                          23578 (Jan.
                                                                              22, 1985)
----------------------- --------------- ------------------------------------ --------------
Boston Capital           Massachusetts   Passive interest in affordable       CSW, HCAR
Corporate Tax Credit                     housing                              ---
Fund VII                                                                      23578 (Jan.
                                                                              22, 1985)
----------------------- --------------- ------------------------------------ --------------
Boston Capital           Massachusetts   Passive interest in affordable       CSW, HCAR
Corporate Tax Credit                     housing                              ---
Fund, VIII                                                                    23578 (Jan.
                                                                              22, 1985)
----------------------- --------------- ------------------------------------ --------------
KeyCorp Investment       Ohio            Passive interest in affordable       CSW, HCAR
Limited Partnership II                   housing                              ---
                                                                              23578 (Jan.
                                                                              22, 1985)
----------------------- --------------- ------------------------------------ --------------
Lehman Housing Tax       New York        Passive interest in affordable       CSW, HCAR
Credit Fund, L.P.                        housing                              ---
                                                                              23578 (Jan.
                                                                              22, 1985)
----------------------- --------------- ------------------------------------ --------------
McDonald Corporate       Delaware        Passive interest in affordable       CSW, HCAR
Tax Credit Fund 1996                     housing                              ---
Limited Partnership                                                           23578 (Jan.
                                                                              22, 1985)
----------------------- --------------- ------------------------------------ --------------
National Corporate       California      Passive interest in affordable       CSW, HCAR
Tax Credit Fund VI                       housing                              ---
                                                                              23578 (Jan.
                                                                              22, 1985)
----------------------- --------------- ------------------------------------ --------------


     7.   Subsidiaries of Progress Energy Corporation


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
PEC Fort Drum, Inc.      Florida         Intermediate holding company         Intermediate
                                                                              Holding
                                                                              Company
----------------------- --------------- ------------------------------------ --------------
Progress Desal, Inc.     Florida         Business Development                 Business
                                                                              Development
----------------------- --------------- ------------------------------------ --------------
Progress Power           Florida         Inactive                             Inactive
Marketing, Inc.
----------------------- --------------- ------------------------------------ --------------


     8.   Subsidiary of PEC Fort Drum, Inc.


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Westmoreland -Ft. Drum,  Delaware        Intermediate holding company         Intermediate
L.P.                                                                          Holding
                                                                              Company
----------------------- --------------- ------------------------------------ --------------




     9.   Subsidiary of Westmoreland-Ft. Drum, L.P.


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Westpower-Ft. Drum       Virginia        Intermediate holding company         Intermediate
                                                                              Holding
                                                                              Company
----------------------- --------------- ------------------------------------ --------------


     10.  Subsidiary of Westpower-Ft. Drum, L.P.


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Black River Limited      Delaware        EWG operator pending acceptance of   Has applied
Partnership                              application                          for EWG
                                                                              status.1
----------------------- --------------- ------------------------------------ --------------


     11.  Subsidiary of Progress Holdings, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Cadence Network, Inc.    Delaware        Marketing alliance for multi-state   Rule
                                         electric accounts.                   58(b)(1)(vii)
----------------------- --------------- ------------------------------------ --------------


     12.  Subsidiaries of Electric Fuels Corporation:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Awayland Coal Company,   Kentucky        Partner in Powell Mountain Joint     Rule
Inc.                                     Venture in Kentucky and Virginia,    58(b)(1)(ix)
                                         a coal mining operation.
----------------------- --------------- ------------------------------------ --------------
Dixie Fuels Limited      Texas           Owner and operator of oceangoing     Rule
                                         barges and tugs.                     58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------
Dixie Fuels II,          Texas           Owner and operator of marine         Rule
Limited                                  transportation equipment,            58(b)(1)(ix)
                                         terminalling and transporting of
                                         bulk cargoes.
----------------------- --------------- ------------------------------------ --------------


------------------------
1  Black River Limited Partnership sold the facility on February 29, 2000 and simultaneously leased the facility back for a term of five years. In conjunction with this transaction, Black River Limited Partnership transferred operational control of the facility to a limited liability company owned by the former managing general partner of the partnership.




----------------------- --------------- ------------------------------------ --------------
EFC Synfuel L.L.C.       Delaware        Intermediate holding company of      Intermediate
                                         interest in synthetic fuel plants    Holding
                                                                              Company
----------------------- --------------- ------------------------------------ --------------
Homeland Coal Company,   Kentucky        Partner in the coal mining           Rule
Inc.                                     operation of Powell Mountain Joint   58(b)(1)(ix)
                                         Venture in Kentucky and Virginia.
----------------------- --------------- ------------------------------------ --------------
Kentucky May Coal        Virginia        Engages in the mining and operation  Rule
Company, Inc.                            of coal facilities in Kentucky and   58(b)(1)(ix)
                                         Ohio.
----------------------- --------------- ------------------------------------ --------------
Little Black Mountain    Kentucky        Partner in the Dulcimer Land         Rule
Coal Reserves, Inc.                      Company in Kentucky and Virginia.    58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------
Little Black Mountain    Kentucky        Owner of interest in coal reserves.  Rule
Land Company                                                                  58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------
MEMCO Barge Line,        Delaware        Owner, manager and broker of river   Rule
Inc.                                     barges and towboats in Missouri and  58(b)(1)(ix)
                                         Louisiana.
----------------------- --------------- ------------------------------------ --------------
Mesa Hydrocarbons,       Florida         Owns natural gas reserves and wells  Rule
Inc.                                     in Colorado.                         58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------
Powell Mountain, Inc.    Virginia        Has an interest in coal mining       Rule
                                         operations in Virginia.              58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------
Progress Land            Florida         Ownership and management of coal     Rule
Corporation                              reserves in Kentucky.                58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------
Progress Materials,      Florida         Commercialization and manufacture    Rule
Inc.                                     of ash management technologies.      58(b)(1)(x)
----------------------- --------------- ------------------------------------ --------------
Progress Metal           Kentucky        Railcar scrapping and repair, and    Jersey
Reclamation                              metal recycling in Kentucky, Ohio    ------
Company                                  and West Virginia.                   Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
Progress Rail Services   Alabama         Full-service provider to the         Jersey
Corporation                              railcar industry in Alabama,         ------
                                         Arkansas, California, Colorado,      Central,
                                         Delaware, Georgia, Florida,          -------
                                         Illinois, Indiana, Iowa, Kentucky,   HCAR 24348
                                         Louisiana, Michigan, Nebraska,       (March 18,
                                         Mississippi, Missouri, New Jersey,   1987)
                                         Pennsylvania, South Carolina,
                                         Tennessee, Texas, Virginia,
                                         Wisconsin, Wyoming, and Alberta,
                                         Ontario, and Quebec Canada.
----------------------- --------------- ------------------------------------ --------------
Progress Synfuel         Delaware        Intermediate holding company of      Intermediate
Holdings, Inc                            interest in synthetic fuel plants    Holding
                                                                              Company
----------------------- --------------- ------------------------------------ --------------


     13.  Subsidiary of Awayland Coal Company, Inc:




----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Powell Mountain          Virginia        Coal mining in Kentucky and          Rule
Joint Venture                            Virginia.                            58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------


     14.  Subsidiary of EFC Synfuel L.L.C.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Ceredo Synfuel           Delaware        Owner of secondary coal recovery     Rule
L.L.C.                                   system facilities                    58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------
Sandy River Synfuel      Delaware        Owner of secondary coal recovery     Rule
L.L.C.                                   system facilities                    58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------
Solid Energy L.L.C.      Delaware        Owner of secondary coal recovery     Rule
                                         system facilities                    58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------
Solid Fuel L.L.C.        Delaware        Owner of secondary coal recovery     Rule
                                         system facilities                    58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------


     15.  Subsidiary of Homeland Coal Company, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Powell Mountain Joint    Virginia        Coal mining in Kentucky and          Rule
Venture                                  Virginia.                            58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------


     16.  Subsidiaries of Kentucky May Coal Company, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Diamond May Coal         Kentucky        The mining and operation of coal     Rule
Company                                  facilities in Kentucky.              58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------
Cincinnati Bulk          Delaware        The sale and terminalling of coal    WPL, HCAR
Terminals, Inc.                          and other bulk commodities in Ohio   ---
                                         and Kentucky.                        26856 (April
                                                                              14, 1998)
----------------------- --------------- ------------------------------------ --------------
Kentucky May             Florida         Coal mining in Kentucky.             Rule
Mining Company                                                                58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------


     17.  Subsidiaries of Cincinnati Bulk Terminals, Inc.:




----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Kanawha River            Florida         The sale and terminalling of coal    Rule
Terminals, Inc.                          in West Virginia and Kentucky. Also  58(b)(1)(ix)
                                         an intermediate holding company for
                                         interests in synthetic fuel plants.
----------------------- --------------- ------------------------------------ --------------
Marigold Dock, Inc.      Alabama         Owns a coal loading facility in      Rule
                                         Kentucky.                            58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------


     18.  Subsidiary of Kanawha River Terminals, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Colona Sub No. 2,        Indiana         General partner in Colona SynFuel    Rule
LLC                                      Limited Partnership, L.L.L.P., a     58(b)(1)(vi)
                                         producer and seller of solid
                                         synthetic fuel.
----------------------- --------------- ------------------------------------ --------------
Black Hawk Synfuel       Delaware        Ownership interest in New River      Rule
L.L.C.                                   Synfuel L.L.C., producer of          58(b)(1)(vi)
                                         synthetic fuels; marketing services
----------------------- --------------- ------------------------------------ --------------
Coal Recovery V,         Missouri        Research and Development of          Rule
L.L.C.                                   Synthetic Fuels                      58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------
Colona Newco,            Delaware        Partner in Colona SynFuel Limited    Rule
L.L.C.                                   Partnership, L.L.L.P., producer and  58(b)(1)(vi)
                                         seller of solid synthetic fuel
----------------------- --------------- ------------------------------------ --------------
Ceredo Liquid            Florida         Operation of a terminal for the      Rule
Terminal, Inc.                           storage and processing of emulsion   58(b)(1)(vi)
                                         products
----------------------- --------------- ------------------------------------ --------------
Colona Synfuel           Delaware        A producer and seller of solid       Rule
Limited Partnership,                     synthetic fuel                       58(b)(1)(vi)
L.L.L.P.
----------------------- --------------- ------------------------------------ --------------


     19.  Subsidiary of Colona Sub No. 2, L.L.C.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Colona Synfuel           Delaware        A producer and seller of solid       Rule
Limited Partnership,                     synthetic fuel                       58(b)(1)(vi)
L.L.L.P.
----------------------- --------------- ------------------------------------ --------------


     20.  Subsidiary of Black Hawk Synfuel L.L.C.:




----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
New River Synfuel,       Colorado        A producer of synthetic fuels;       Rule
L.L.C.                                   marketing services                   58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------


     21.  Subsidiary of Colona Newco, L.L.C.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Colona Synfuel           Delaware        A producer and seller of solid       Rule
Limited Partnership,                     synthetic fuel                       58(b)(1)(vi)
L.L.L.P.
----------------------- --------------- ------------------------------------ --------------


     22.  Subsidiary of Diamond May Coal Company:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Diamond May Mining       Florida         Coal mining in Kentucky.             Rule
Company                                                                       58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------


     23.  Subsidiary of Little Black Mountain Coal Reserves, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Dulcimer Land            Kentucky        Manages coal reserves in Kentucky    Rule
Company                                  and Virginia.                        58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------


     24.  Subsidiary of MEMCO Barge Line, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Elmwood Marine           Louisiana       Engages in the fleeting, washing     WPL, HCAR
Services, Inc.                           and repair of barges in Louisiana,   ---
                                         Kentucky and West Virginia and       26856 (April
                                         maintains an ownership interest in   14, 1998)
                                         International Marine Terminals
                                         Partnership
----------------------- --------------- ------------------------------------ --------------


     25.  Subsidiaries of Elmwood Marine Services, Inc.:




----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Conlease, Inc.           Louisiana       Owner of batture leases in           WPL, HCAR
                                         Louisiana.                           ---
                                                                              26856 (April
                                                                              14, 1998)
----------------------- --------------- ------------------------------------ --------------
International Marine     Louisiana       Owner and operator of a bulk         WPL, HCAR
Terminals Partnership                    materials terminal in Louisiana.     ---
(partnership)                                                                 26856 (April
                                                                              14, 1998)
----------------------- --------------- ------------------------------------ --------------


     26.  Subsidiary of International Marine Terminals Partnership


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
I.M.T. Land Corp.        Louisiana       Owner of Terminal land in            WPL, HCAR
                                         Louisiana.                           ---
                                                                              26856 (April
                                                                              14, 1998)
----------------------- --------------- ------------------------------------ --------------


     27.  Subsidiaries of Powell Mountain, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
PMCC, Inc.               Virginia        Interest in a coal mine operation    Rule
                                         in Virginia.                         58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------
Powell Mountain Coal     Virginia        Interest in coal mine operations in  Rule
Company, Inc.                            Virginia and Kentucky.               58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------


     28.  Subsidiary of Powell Mountain Coal Company, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Murphy Land              Virginia        Partner in the Dulcimer Land         Rule
Company, Inc.                            Company and the owner of coal        58(b)(1)(ix)
                                         property in Kentucky and Virginia.
----------------------- --------------- ------------------------------------ --------------


     29.  Subsidiary of Murphy Land Company, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Dulcimer Land            Kentucky        Manages coal reserves in Kentucky    Rule
Company                                  and Virginia.                        58(b)(1)(ix)
----------------------- --------------- ------------------------------------ --------------




     30.  Subsidiary of Progress Metal Reclamation Company:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
West Virginia Auto       West Virginia   Scrap and recycling                  Jersey
Shredding                                                                     ------
                                                                              Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------


     31.  Subsidiaries of Progress Rail Services Corporation:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Chemetron-Railway        Delaware        Engages in rail welding services     Jersey
Products, Inc.                           and manufacturing, sale and lease of ------
                                         welding and rail handling equipment  Central,
                                         in Colorado, Delaware, Georgia,      -------
                                         Iowa, Illinois, Kentucky, Missouri,  HCAR 24348
                                         Montana, New Jersey, Ohio,           (March 18,
                                         Pennsylvania, Wyoming, and, in       1987)
                                         Canada, British Columbia, and
                                         Manitoba.
----------------------- --------------- ------------------------------------ --------------
FM Industries, Inc.      Texas           Manufacture and repair of railcar    Jersey
                                         parts in Texas.                      ------
                                                                              Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
Kentuckiana Railcar      Indiana         Railcar repair facility in Indiana.  Jersey
Repair and Storage                                                            ------
Facility, LLC                                                                 Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
PRS International        Virgin Islands  Foreign sales corporation agent in   Jersey
Sales Company, Inc.                      Virgin Islands.                      ------
                                                                              Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
Progress Rail Services   Mexico          Marketing, leasing, and selling      Jersey
de Mexico, S.A. de                       railcars and railcar parts.          ------
C.V.                                                                          Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------




----------------------- --------------- ------------------------------------ --------------
Progress Rail Canada     Canada          Railcar repair and leasing;          Jersey
Corp.                                    supplier of rail and railcar parts   ------
                                         and maintenance-of-way equipment.    Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
Progress Rail            Alabama         Intermediate holding company         Jersey
Holdings, Inc.                                                                ------
                                                                              Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
Progress Vanguard        Delaware        Railcar repair and leasing;          Jersey
Corp.                                    supplier of rail and railcar parts   ------
                                         and maintenance-of-way equipment in  Central,
                                         California, Idaho, Kansas, Kentucky, -------
                                         Nebraska, and Tennessee.             HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
Railcar, Ltd.            Georgia         Lease and sale of railcar equipment  Jersey
                                         and the management of railcar        ------
                                         rolling stock in Georgia.            Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
Southern Machine and     Georgia         Machine shop design and              Jersey
Tool Company                             fabrication, manufacture of          ------
                                         equipment and railcar wheelshop in   Central,
                                         Georgia and California.              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
United Industries, Inc.  Kentucky        Railcar repair facility in Kentucky. Jersey
                                                                              ------
                                                                              Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
Servicios Ferroviarios   Mexico          A Mexican holding and operating      Jersey
Progress, S. de R.L. de                  limited liability company that       ------
C.V.                                     performs railcar repair services.    Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------


     32.  Subsidiary of United Industries, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Kentuckiana Railcar      Indiana         Railcar repair facility in Indiana.  Jersey
Repair & Storage                                                              ------
Facility, LLC                                                                 Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------




     33.  Subsidiaries of Railcar, Ltd.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Progress Rail Services   Mexico          Markets, leases and sells railcars   Jersey
de Mexico, S.A. de                       in Mexico.                           ------
C.V.                                                                          Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------
Servicios Ferroviarios   Mexico          A Mexican holding and operating      Jersey
Progress, S. de R.L.                     limited liability company that       ------
de C.V.                                  performs railcar repair services.    Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------


     34.  Subsidiary of Progress Rail Services de Mexico, S.A. de C.V.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Servicios                Mexico          A L.L.C. providing personnel and     Jersey
Administrativos                          administrative services for          ------
Progress, S. de R.L.                     Servicios Ferroviarios Progress in   Central,
de C.V.                                  Mexico.                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------


     35.  Subsidiary of Servicios Ferroviarios Progress, S.de R.L. de C.V.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Servicios                Mexico          A L.L.C. providing personnel and     Jersey
Administrativos                          administrative services for          ------
Progress, S. de R.L.                     Servicios Ferroviarios Progress in   Central,
de C.V.                                  Mexico.                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------


     36.  Subsidiary of Progress Rail Holdings, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Progress Rail            Nova Scotia     Own and operate facility for the     Jersey
Transcanada                              repair, manufacture and supply of    ------
Corporation                              railway equipment                    Central,
                                                                              -------
                                                                              HCAR 24348
                                                                              (March 18,
                                                                              1987)
----------------------- --------------- ------------------------------------ --------------




     37.  Subsidiaries of Progress Synfuel Holdings, Inc.:


----------------------- --------------- ------------------------------------ --------------
  SUBSIDIARY NAME         LOCATION OF      DESCRIPTION OF BUSINESS             AUTHORITY
                         INCORPORATION
----------------------- --------------- ------------------------------------ --------------
Ceredo Synfuel           Delaware        Owner of secondary coal recovery     Rule
L.L.C.                                   system facilities                    58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------
Sandy River Synfuel      Delaware        Owner of secondary coal recovery     Rule
L.L.C.                                   system facilities                    58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------
Solid Energy L.L.C.      Delaware        Owner of secondary coal recovery     Rule
                                         system facilities                    58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------
Solid Fuel L.L.C.        Delaware        Owner of secondary coal recovery     Rule
                                         system facilities                    58(b)(1)(vi)
----------------------- --------------- ------------------------------------ --------------